SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter

Annex I, II and III

4Q17

Summary
Conference Call in Portuguese
March 27, 2017
2:00 PM (GMT)
1:00 PM (New York time)
5:00 PM (London time)
I. Financial Information of the Companies	Phone: (11) 3137-8037
II. Financial Analysis of the Companies	Conference Call in English
III. Operating Information of the Companies	March 27, 2017
2:00 PM (GMT)
1:00 PM (New York time)
5:00 PM (London time)
Phone: (11) 3137-8037
Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333
Preparation of the Report to
Investors:
Superintendent of Investor
Relations
Paula Prado Rodrigues Couto
Capital Markets Department
Bruna Reis Arantes
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Mariana Lera de A. Cardoso

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requestsfrom protesters regarding the securities marketon our Investor Relations website

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q17
Financial Information of the Subsidiaries

ASSETS 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	23,473	181,262	20,324	19,908	1,868	1,064	59,984	10,560
Accounts Receivable, net	963,104	534,242	254,422	856,794	0	359,210	98,388	481,200
Loans and Financings	338	32	0	0	0	0	0	0
Marketable Securities	243,344	47,456	374,255	793,378	95,841	277,951	0	25,314
Dividends to Receive (Remuneration of Equity Participations)	106,538	14,084	7,205	0	595	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	31,549	17,244	7,167	341,837	68	18,842	1,890	5,649
Income Tax and Social Contribution	355,081	71,084	1,452	0	0	5,985	0	0
Derivatives	0	0	0	209,327	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	13,279	0
Guarantees and Linked Deposits	0	26,934	102,038	0	0	0	0	48,334
Inventory	27,841	67,347	34,043	123,190	0	83,331	20,814	9,669
Nuclear Fuel Inventory	0	0	0	0	0	465,152	0	0
Financial Assets	3,327,582	2,210,158	677,698	1,370,805	0	0	0	138,292
Hydrological risk	82,393	0	2,007	12,640	0	0	0	7,490
Others	364,024	443,015	190,520	591,422	8,293	64,146	4,019	7,059
CURRENT TOTAL	5,525,267	3,612,858	1,671,131	4,319,301	106,665	1,275,681	198,374	733,567

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends to Receive (Equity Participation Remuneration)	0	0	0	0	0	0	0	0
Accounts Receivable, net	0	13,397	0	279,382	0	0	0	0
Financing and Loans - principal	422	0	0	0	0	0	0	0
Marketable Securities	0	958	42	87	0	0	0	0
Diferred Fiscal Assets (Taxes and Contributions)	0	196,496	2,087	33,904	0	0	24,495	0
Income Tax and Social Contribution	0	0	0	878,434	0	0	0	0
Derivatives	0	0	0	216,904	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	887,247	660,351	161,423	415,978	0	88,633	15,444	103,061
Financial Assets	18,981,581	11,627,797	2,782,420	8,732,521	0	831,008	0	145,630
Financial Assets – Indemnitiable Concessions (Generation)	1,252,773	745,498	0	0	0	0	0	0
Advance for equity participation	76,755	478,000	404,667	416	0	0	0	0
Hydrological risk	154,598	0	20,572	149,962	0	0	0	0
Others	540,910	90,422	138,981	2,489,418	0	633,095	197,368	9,071
LONG-TERM ASSET TOTAL	21,894,286	13,812,919	3,510,192	13,197,006	0	1,552,736	270,020	257,762

INVESTMENTS	6,102,218	5,644,173	2,429,357	5,099,181	136,655	0	0	0

FIXED ASSETS, NET	5,173,253	1,449,885	2,522,385	6,515,915	14	5,919,528	704,025	1,943,631

INTANGIBLE ASSET	141,080	57,888	141,076	80,316	18	67,445	1,967	5,868

NON-CURRENT ASSET TOTAL	33,310,837	20,964,865	8,603,010	24,892,418	136,687	7,539,709	976,012	2,207,261

TOTAL ASSETS	38,836,104	24,577,723	10,274,141	29,211,719	243,352	8,815,390	1,174,386	2,940,828

ASSET 12/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	71,014	18,532	11,547	10,401	5,358	77,563
Accounts Receivable, net	458,776	266,909	451,421	142,860	107,326	687,576
Loans and Financings	0	0	0	0	0	0
Marketable Securities	719	25,778	761	0	0	6,143
Dividends to Receive (Equity Participations Remuneration)	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	15,807	24,215	19,102	7,974	14,488	1,075
Income Tax and Social Contribution	0	0	0	602	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	15,258	303,296	19,562	66,164	106,683	1,198,291
Guarantees and Linked Deposits	0	0	0	483	0	0
Inventory	8,771	17,600	13,326	2,238	3,584	104,025
Amounts to Receive 12,783/13 Law	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	364,609	68,706	501,025	67,428	61,054	204,407
Financial Assets	0	0	0	0	0	0
Others	40,693	52,433	81,324	24,682	10,614	240,235
CURRENT TOTAL	975,647	777,469	1,098,068	322,832	309,107	2,519,315

NON-CURRENT

LONG-TERM ASSET
Dividends Receivable (Equity Participation Remuneration)	0	0	0	0	0	0
Accounts Receivable, net	301,155	17,475	231,405	46,750	16,304	117,248
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	4,269	5,292	8,299	1,730	8,405	1,373,891
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	0	3,659,921	0	238,366	182,567	2,395,465
Guarantees and Linked Deposits	82,947	152,721	19,734	7,467	33,366	384,108
Amounts to Receive - Law 12,783/13	0	0	0	0	0	0
Financial Assets	0	0	0	0	0	623,923
Financial Asset – Indemnitiable Concession (Distribution)	930,146	1,198,009	854,482	429,813	217,846	1,601,969
Advance for Equity Participations	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	0	98,026	0	0	0	548,536
Others	8,738	2,447	1,590	0	4,966	0
LONG-TERM ASSET TOTAL	1,327,255	5,133,891	1,115,510	724,126	463,454	7,045,140

INVESTMENTS	168	1,806	146	1,654	0	17,968

FIXED ASSETS, NET	30,354	69,526	85,934	34,040	26,708	1,185,412

INTANGIBLE	24,386	23,390	49,066	14,392	5,712	136,016

TOTAL NON-CURRENT ASSETS	1,382,163	5,228,613	1,250,656	774,212	495,874	8,384,536

TOTAL ASSETS	2,357,810	6,006,082	2,348,724	1,097,044	804,981	10,903,851

ASSETS 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	35,220	140,399	36,843	8,992	499	15,323	56,007	23,622
Accounts Receivable, net	729,397	336,115	207,965	1,173,997	0	266,715	95,501	200,006
Loans and Financings	572	827	0	0	0	0	0	0
Marketable Securities	665,790	19,696	54,807	277,086	54,382	14,921	0	77,693
Dividends to Receive (Remuneration of Equity Participations)	105,888	62,548	8,259	0	2,006	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	34,817	5,599	8,098	246,540	3,193	16,080	4,171	417
Income Tax and Social Contribution	84,534	99,838	15,235	0	0	116,621	0	0
Derivatives	0	0	0	127,808	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	39,224	0
Guarantees and Linked Deposits	0	15,561	1,908	0	0	0	0	2,470
Inventory	29,233	76,647	35,042	117,835	0	79,247	31,065	6,415
Amounts to Receive - 12,783/2013 Law	0	0	0	0	0	0	0	0
Nuclear Fuel inventory	0	0	0	0	0	455,737	0	0
Financial Assets	1,164,416	1,314,991	310,005	784,702	0	0	0	0
Hydrological risk	82,393	0	2,007	12,640	0	0	0	12,495
Others	2,932,260	2,072,221	680,169	2,749,600	60,080	964,644	225,968	323,118
CURRENT TOTAL	3,281,786	2,391,069	855,882	3,314,950	61,562	1,034,728	228,851	329,899

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends to Receive (Equity Participation Remuneration)	0	0	0	0	0	0	0	0
Accounts Receivable, net	569,146	368	736,492	177,788	0	0	0	0
Financing and Loans - principal	760	0	0	0	0	0	0	0
Marketable Securities	0	1,639	42	258	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	187,637	4,167	36,563	0	0	24,780	0
Income Tax and Social Contribution	0	0	0	839,708	0	0	0	0
Derivatives	0	0	0	100,965	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0	0
Linked Deposits	825,378	1,120,173	144,919	449,997	0	88,546	10,061	78,600
Financial Asset	20,053,613	10,882,202	3,127,559	8,875,863	0	675,269	0	0
Financial Asset – Indemnitiable Concessions (Generation)	1,219,934	726,355	0	0	0	0	0	0
Advance for equity participation	98,987	456,355	1,061,904	670	0	0	0	0
Hydrological risk	251,130	0	22,580	183,200	0	0	0	767
Others	559,773	234,611	210,731	2,264,198	1,482	496,004	178,707	9,071
LONG-TERM ASSET TOTAL	23,578,721	13,609,340	5,308,394	12,929,210	1,482	1,259,819	213,548	88,438

INVESTMENTS	6,292,227	5,291,992	2,504,708	4,293,873	154,379	0	0	0

FIXED ASSETS, NET	5,723,725	1,506,582	2,932,739	6,790,543	28	5,215,112	1,126,206	1,982,813

INTANGIBLE ASSET	124,103	60,670	197,744	86,618	19	65,146	2,293	5,357

NON-CURRENT ASSET TOTAL	35,718,776	20,468,584	10,943,585	24,100,244	155,908	6,540,077	1,342,047	2,076,608

TOTAL ASSETS	39,000,562	22,859,653	11,799,467	27,415,194	217,470	7,574,805	1,570,898	2,406,507

ASSETS 12/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	21,804	18,706	5,200	16,006	35,598	71,343
Accounts Receivable, net	313,949	248,349	379,675	85,139	62,011	609,707
Loans and Financings	0	0	0	0	0	0
Marketable Securities	14,709	2,039	8	0	0	28,706
Dividends to Receive (Remuneration of Equity Participation)	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	12,625	27,665	17,440	7,045	5,094	22,495
Income Tax and Social Contribution	0	0	0	598	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	73,126	253,308	124,431	103,458	92,288	897,600
Guarantees and Linked Deposits	0	0	0	481	0	0
Inventory	8,822	16,864	12,884	2,226	1,348	122,987
Amounts to Receive 12,783/13 Law	0	0	0	0	0	0
Regulatory Asset (Installment A – CVA)	65,585	54,523	132,800	104,265	2,361	77,062
Financial Assets	0	0	0	0	0	0
Others	35,723	32,831	60,636	50,809	20,861	185,907
CURRENT TOTAL	546,343	654,285	733,074	370,027	219,561	2,015,807

NON-CURRENT

LONG-TERM CURRENT
Dividends Receivable (Equity Participation Remuneration)	0	0	0	0	0	0
Accounts Receivable, net	313,947	16,829	209,391	41,902	9,229	105,791
Loans and Financing - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,264	6,534	7,668	1,897	10,100	1,421,804
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	0	3,488,797	0	243,030	202,128	3,573,069
Guarantees and Linked Deposits	60,119	127,064	16,272	7,377	20,360	413,730
Amounts to Receive - 12,783/2013 Law	0	0	0	0	0	0
Financial Asset	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (D)	845,035	1,120,953	865,133	420,227	194,721	1,489,167
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	22,131	0	0	0	0	0
Others	564	2,447	1,437	0	3,356	638,958
LONG-TERM CURRENT TOTAL	1,246,060	4,762,624	1,099,901	714,433	439,894	7,642,519

INVESTMENTS	168	1,806	146	0	0	17,107

FIXED ASSETS, NET	28,127	28,044	33,624	8,633	20,104	1,222,243

INTANGIBLE	4,984	27,336	10,279	31,081	5,344	140,765

TOTAL NON-CURRENT ASSETS	1,279,339	4,819,810	1,143,950	754,147	465,342	9,022,634

TOTAL ASSETS	1,825,682	5,474,095	1,877,024	1,124,174	684,903	11,038,441

LIABILITIES 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	343,057	423,355	100,165	553,696	0	716,906	84,581	382,775
Loans and Financing - principal	2,568,674	1,075,526	474,377	857,779	0	526,201	735,024	800,046
Loans and Financing - charges	137,052	15,349	13,412	51,898	0	38,891	232,749	36,950
Debentures	0	153,094	0	22,658	0	0	0	0
Tax and Social Contributions	200,643	128,751	64,812	123,541	101	76,318	64,966	256,884
Income Tax and Social Contribution	358,454	87,539	5,791	0	0	0	0	14,656
Derivatives	0	0	0	291	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	78,891	0	0	0	0
Shareholders' Remuneration (dividends to pay)	300,000	30,600	81,506	1,106,363	9,315	0	93,894	0
Estimated Obligations	261,690	213,923	94,575	303,011	407	97,256	21,588	26,375
Provisions for Contingencies	0	0	0	0	300	0	462,703	0
Post-Employment Benefit (Complementary Pension Fund)	9,677	151,616	655	0	0	3,069	0	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions to Pay - UBP	1,722	0	2,500	0	0	0	0	0
Regulatory fees	53,872	144,579	39,223	308,118	0	29,395	28,916	15,101
Others	197,393	186,887	156,688	705,414	9,322	292,411	42,135	53,023
CURRENT TOTAL	4,432,234	2,611,219	1,033,704	4,123,708	19,445	1,780,447	1,766,556	1,585,810

NON-CURRENT
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	16,555	0
Loans and Financing - principal	7,511,677	1,000,346	2,333,251	3,888,330	0	7,991,446	2,054,865	1,174,740
Debentures	0	0	0	180,099	0	0	0	0
Tax and Social Contributions	227,286	21,137	0	0	0	12,516	0	0
Income Tax and Social Contribution	4,851,662	3,150,998	467,010	0	4,408	0	0	32,895
Derivatives	0	0	0	39,594	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	519,391	0	0	0	0
Estimated Obligations	112,095	20,691	13,885	25,409	0	81,732	4,231	0
Provisions for Contingencies	870,672	2,298,304	171,434	925,007	0	200,499	0	49,298
Provision for uncovered liability in invested company	0	0	0	0	0	0	0	-446,539
Post-Employment Benefit (Complementary Pension Fund)	165,562	973,514	85,754	31,186	0	37,046	74,005	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	204,675	184,587	0	289,074	0	1,388,843	0	0
Concessions to Pay - UBP	34,495	0	28,587	0	0	0	0	0
Sector Charges (statutory tax)	307,428	361,790	0	0	0	0	0	0
Obligations for asset demobilization (Nuclear Power Plants)	0	0	0	0	0	2,470,400	0	0
Advance for future capital Increase	55,194	0	0	0	0	0	781,654	0
Others	24,725	98,765	191,679	2,836,950	18,462	0	0	544,186
NON-CURRENT TOTAL	14,365,471	8,110,132	3,291,600	8,735,040	22,870	12,182,482	2,931,310	1,355,018

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,601,352	4,822,675	26,316	0	0	0
Additional Dividend Purposed	0	0	54,360	0	31,239	0	0	0
Profit/Losses Accumulated	0	0	0	0	0	-11,495,803	-4,258,776	0
Others Comprehensive Income	-1,820,420	-1,576,803	-51,203	-45,967	25,428	-258,994	-110,214	0
Minority shareholdings	847	16,863	-14,898	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	20,038,399	13,856,372	5,948,837	16,352,971	201,037	-5,147,539	-3,523,480	0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,836,104	24,577,723	10,274,141	29,211,719	243,352	8,815,390	1,174,386	2,940,828

LIABILITIES 12/31/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	176,042	2,286,301	203,335	256,898	552,573	7,481,245
Financig and Loans - principal	482,290	315,172	636,165	95,559	57,887	277,776
Financig and Loans - charges	0	326	99,091	438	0	10,166
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	88,196	68,129	227,779	103,250	29,021	57,582
Income Tax and Social Contribution	214	0	0	0	0	7,775
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	45,882	13,203	0	0	0	0
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Shareholders' Remuneration (dividends to pay)	0	0	0	0	0	0
Estimated Obligations	23,497	24,223	38,066	6,298	13,821	53,580
Provisions for Contingencies	204,000	0	0	0	0	0
Post-Employment Benefit (Complementary Pension Fund)	0	1,748	8,258	174	0	0
Leasing	0	0	0	0	0	145,324
Provisions for Onerous Contracts	0	167,257	0	0	0	0
Regulatory fees	31,430	29,762	16,271	31,575	0	77,546
Regulatory Liability (Installment A – CVA)	198,997	61,385	249,336	58,159	0	86,542
Others	20,538	29,618	44,888	33,030	29,926	175,949
CURRENT TOTAL	1,271,086	2,997,124	1,523,189	585,381	683,228	8,373,485

NON-CURRENT
Accounts payable	0	1,129,197	0	262,105	416,843	7,764,759
Financig and Loans - principal	1,479,046	1,049,659	1,587,569	412,247	254,367	2,793,256
Debentures	0	0	0	0	0	0
Taxes and Contributions	65,588	8,887	41,442	122,356	0	0
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	0	153,745	0	0	24,197	1,062,634
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Estimated Obligations	0	0	0	0	0	571
Provisions for Contingencies	297,475	261,876	169,613	122,060	61,252	1,273,220
Provision for uncovered liabilities on invested comapnies	0	0	0	0	0	446,539
Post-Employment Benefit (Complementary Pension Fund)	54,468	0	0	225	2,263	1,076
Leasing	0	0	0	0	0	932,496
Provision for Onerous Contracts	0	0	0	0	2,876	0
Concessions to Pay - UBP	0	0	0	0	0	0
Sector Charges (Statutory Taxes)	29,205	57,344	67,279	0	0	0
Advance for future capital Increase	180,142	0	346,357	77,115	89,975	130,969
Regulatory Liability (Installment A – CVA)	0	0	0	0	0	0
Others	34,844	2,507,187	10,550	103	51,110	61,383
NON-CURRENT TOTAL	2,140,768	5,167,895	2,222,810	996,211	902,883	14,466,903

SHAREHOLDERS’ EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	-1,715,446	-3,482,557	-2,625,369	-959,779	-1,462,227	-16,540,071
Other Comprehensive Income	-73,352	-1,749	-44,653	-558	-3,107	-6,637
Minority shareholdings	0	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	-1,054,044	-2,158,937	-1,397,275	-484,548	-781,130	-11,936,537

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	2,357,810	6,006,082	2,348,724	1,097,044	804,981	10,903,851

LIABILITIES 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	340,397	313,138	127,488	547,870	0	879,286	170,016	33,292
Loans and Financing - principal	1,540,775	911,942	750,863	892,913	0	300,646	371,145	397,927
Loans and Financing - charges	168,055	15,031	205,454	51,474	0	26,281	6,818	43
Debentures	0	0	0	12,442	0	0	0	0
Tax and Social Contributions	289,619	108,562	39,300	109,502	163	79,903	17,492	123,039
Income Tax and Social Contribution	65,499	7,621	222	25,167	68	0	0	20,797
Derivatives	0	0	0	332	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	60,504	0	0	0	0
Shareholders Remuneration (dividends to pay)	300,000	0	90,644	973	8,465	0	85,432	0
Estimated Obligations	176,315	218,630	85,432	339,681	348	86,463	14,781	22,764
Provisions for Contingencies	0	0	0	0	300	0	326,364	0
Post-Employment Benefit (Complementary Pension Fund)	9,032	27,727	6,833	0	0	2,853	0	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	14,245	0	0	0	0
Concessions to Pay - UBP	1,676	0	2,466	0	0	0	0	0
Regulatory fees	76,435	72,717	46,669	299,617	0	12,221	167	6,218
Others	446,539	339,822	297,514	859,736	2,696	275,029	36,618	33,695
CURRENT TOTAL	3,414,342	2,015,190	1,652,885	3,214,456	12,040	1,662,682	1,028,833	637,775

NON-CURRENT
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	168,867	0	0	16,555	0
Loans and Financing - principal	9,235,237	1,277,036	3,482,177	4,175,765	0	7,391,903	2,302,480	1,336,505
Debentures	0	0	0	188,933	0	0	0	0
Tax and Social Contributions	505,290	20,477	0	135,016	0	18,173	0	0
Income Tax and Social Contribution	4,604,284	3,052,301	313,109	0	15,352	0	0	0
Derivatives	0	0	0	43,685	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	592,215	0	0	0	0
Estimated Obligations	31,419	37,050	2,822	7,162	0	60,467	818	0
Provisions for Contingencies	857,374	1,839,391	143,911	810,087	0	165,818	0	58,588
Provision for uncovered liability in invested company	0	0	311,009	0	0	0	0	-158,036
Post-Employment Benefit (Complementary Pension Fund)	148,585	1,391,907	269,396	16,303	0	34,912	71,699	477
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	652,457	279,907	0	376,700	0	1,350,241	0	0
Concessions to Pay - UBP	35,099	0	28,238	0	0	0	0	0
Sector Charges (statutory tax)	131,833	344,254	0	0	0	0	19,777	0
Obligations for asset demobilization (Nuclear Power Plants)	0	0	0	0	0	1,402,470	0	0
Advance for future capital Increase	49,777	0	3	0	0	0	483,857	0
Others	101,714	4,284	41,312	2,254,143	1,453	0	0	531,198
NON-CURRENT TOTAL	16,353,069	8,246,607	4,591,977	8,768,876	16,805	10,423,984	2,895,186	1,768,732

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	9,168,995	0	1,365,128	3,878,215	27,652	0	2,596	0
Additional Dividend Purposes	0	0	0	0	0	0	0	0
Accumulated Profit/Losses	0	-267,407	0	0	0	-10,952,863	-3,090,917	0
Other Comprehensive Income	-1,502,854	-1,820,879	-184,828	-22,616	42,919	-166,256	-110,310	0
Minority shareholdings	-17,189	15,990	15,079	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	19,233,151	12,597,856	5,554,605	15,431,862	188,625	-4,511,861	-2,353,121	0

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	39,000,562	22,859,653	11,799,467	27,415,194	217,470	7,574,805	1,570,898	2,406,507

LIABILITIES 12/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	164,322	1,456,393	246,111	258,015	530,586	4,819,380
Financig and Loans - principal	34,794	23,324	224,067	8,791	6,556	78,743
Financig and Loans - charges	0	6	78,729	0	0	9,799
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	76,492	69,418	215,861	52,495	19,832	92,857
Income Tax and Social Contribution	293	0	0	0	0	576
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	45,373	125,083	0	0	4,320	0
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0
Estimated Obligations	18,392	23,483	31,733	7,209	13,741	42,298
Provisions for Contingencies	0	0	0	0	0	0
Post-Employment Benefit (Complementary Pension Fund)	2,389	1,893	26,587	625	0	0
Leasing	0	0	0	0	0	136,662
Provisions for Onerous Contracts	7,809	191,325	65,382	0	2,223	812,694
Regulatory fees	30,955	36,914	21,443	43,845	0	0
Regulatory Asset (Installment A – CVA)	115,289	74,898	88,192	69,983	9,661	103,157
Others	20,270	28,851	52,751	18,431	28,502	160,071
CURRENT TOTAL	516,378	2,031,588	1,050,856	459,394	615,421	6,256,237

NON-CURRENT
Accounts payable	0	1,141,190	0	255,278	322,922	8,055,796
Financig and Loans - principal	1,427,343	940,637	1,378,432	360,653	108,687	1,898,681
Debentures	0	0	0	0	0	0
Taxes and Contributions	87,794	4,260	187,972	98,676	0	0
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	0	152,339	0	146,051	60,030	1,157,893
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Estimated Obligations	3,414	0	3,273	208	183	835
Provisions for Contingencies	109,288	172,184	128,244	8,032	48,252	1,630,712
Provision for uncovered liabilities on invested comapnies	0	0	0	0	0	158,036
Post-Employment Benefit (Complementary Pension Fund)	37,805	0	0	0	1,633	1,325
Leasing	0	0	0	0	0	1,032,842
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions to Pay - UBP	0	0	0	0	0	0
Sector Charges (Statutory Taxes)	17,870	47,439	54,080	0	0	0
Advance for future capital Increase	159,155	0	295,402	69,462	80,089	117,446
Regulatory Liability (Installment A – CVA)	6,801	0	0	0	0	0
Others	33,607	2,280,376	503	197	56,999	63,270
NON-CURRENT TOTAL	1,883,077	4,738,425	2,047,906	938,557	678,795	14,116,836

SHAREHOLDERS’ EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	-1,252,835	-2,617,163	-2,473,292	-749,161	-1,290,529	-13,939,161
Other Comprehensive Income	-55,692	-4,124	-21,193	-405	-2,988	-5,642
Minority shareholdings	0	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	-573,773	-1,295,918	-1,221,738	-273,777	-609,313	-9,334,632

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,825,682	5,474,095	1,877,024	1,124,174	684,903	11,038,441

STATEMENT OF INCOME 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	8,847,803	4,926,061	2,082,946	5,972,671	46,536	2,795,223	519,044	554,494

Electric Energy Supply (sell) - Generation	3,863,380	133,849	941,205	3,006,675	0	3,187,172	589,043	559,188
Electric Energy Supply - Generation	309,790	903,894	19,722	1,320,873	0	0	0	0
Short Term Electric Energy - Generation	142,156	153,213	9,124	701,621	0	0	0	0
Renewed Plants Operation and Maintenance Revenue - Generation	845,073	1,282,634	0	15,866	0	0	0	0
Construction Plants Revenue - Generation	32,840	19,996	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	54,774	0	0	0	0	0	0
Renewed Lines Operation and Maintenance Revenue - Transmission	1,453,991	1,117,292	625,953	459,286	0	0	0	0
Operation and Maintenance Revenue - Transmission	35,945	86,790	118,770	23,442	0	0	0	524
Construction Revenue - Transmission	160,450	600,838	84,087	65,246	0	0	0	6,826
Financial – Return on Investment - Transmission	2,876,807	1,355,495	487,885	1,124,618	0	0	0	217,838
Others Operational Revenues	376,842	44,910	55,621	363,874	46,536	0	2,595	0

Deductions to Operational Revenues	-1,249,471	-827,624	-259,421	-1,108,830	0	-391,949	-72,594	-229,882

Operational Expenses	-5,953,679	-3,423,133	-1,129,374	-3,978,512	-24,313	-3,120,869	-1,194,788	-537,441

Personnel, Supplies and Services	-2,267,337	-1,520,132	-642,754	-1,693,805	-4,414	-1,028,118	-238,907	-220,313
Extraordinary Retirement Plan (PAE)	-254,138	-98,027	-16,533	-148,116	0	-30,891	-46,142	0
Energy Purchased for Resale	-803,072	-311,103	-287,868	-550,969	0	0	-214,007	-283,597
Charges upon use of eletricity network	-559,749	-634,616	-27,034	-560,730	0	-109,789	-47,129	-35,450
Construction	-193,290	-620,834	-84,087	-65,246	0	0	0	-6,826
Electric Energy production cost	-558,268	0	0	0	0	-395,668	-29,698	21,970
Donations and Contributions	-48,401	-11,298	0	-1,785	0	0	0	0
Depreciation and Amortization	-270,986	-96,083	-179,189	-442,517	-25	-413,149	-60,346	-56,995
Operating Provisions	-636,584	45,397	307,768	-254,508	0	-1,032,362	-496,257	70,325
Others	-361,854	-176,437	-199,677	-260,836	-19,874	-110,892	-62,302	-26,555

OPERATING RESULT BEFORE FINANCIAL RESULT	2,894,124	1,502,928	953,572	1,994,159	22,223	-325,646	-675,744	17,053

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	32,319	32,014	55,184	100,735	5,644	6,298	4,392	3,652
Interest, Commission and Rates revenue (loans and financing)	40,439	0	0	0	0	0	0	0
Moratorium Increase on electric energy	12,490	52,917	0	85,053	0	0	0	0
Net Monetary Updates	43,590	15,086	-4,893	283,904	0	6,687	0	16,121
Net Exchange Updates	754	0	14,035	2,158	0	14,004	23	0
Derivatives	0	0	0	237,386	0	0	0	0
Others Financial Revenues	40,078	53,365	102,173	5,894	513	65,311	827	11,150
Debt Charges - financing and loans	-977,555	-280,196	-459,551	-568,044	0	-76,847	-444,648	-248,431
Debt Charges - accounts payable	0	0	-14,113	0	0	0	0	0
Charges – shareholders remuneration	0	0	-8,790	0	0	0	-8,462	0
Passive monetary variation	-127,665	-24,041	-50,948	-156,514	0	-13,187	0	-18,987
Passive exchange variation	-8,619	0	-45,405	-34,538	0	-41,554	0	0
Losses on derivatives	0	0	0	-35,797	0	0	0	0
Others Financial Expenses	53,770	-99,394	-64,862	-174,620	-367	-108,555	-46,851	-31,120

FINANCIAL RESULT	-890,399	-250,249	-477,170	-254,383	5,790	-147,843	-494,719	-267,615

EQUITY PARTICIPATION RESULT	20,701	-27,167	34,137	70,705	22,300	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,024,426	1,225,512	510,539	1,810,481	50,313	-473,489	-1,170,463	-250,562

Income Tax and Social Contribution and Fiscal Incentives Revenue	-602,402	-181,463	-163,617	103,366	-11,095	-69,451	0	-37,585

RESULT BEFORE EQUITY PARTICIPATIONS	1,422,024	1,044,049	346,922	1,913,847	39,218	-542,940	-1,170,463	-288,147

Minority Participation	17,246	0	-3,741	0	0	0	0	0
NET PROFIT OF THE PERIOD	1,404,778	1,044,049	343,181	1,913,847	39,218	-542,940	-1,170,463	-288,147

STATEMENT OF INCOME 12/31/2017	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operational Revenue	1,307,711	1,703,309	1,743,381	511,614	430,754	3,547,960

Supply (sell) of electric energy - Generation	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term electric Energy - Generation	0	0	0	0	0	0

Electric Energy Supply - Distribution	1,539,516	1,390,090	1,994,009	622,951	475,159	2,906,769
Short Term Electric Energy - Distribution	75,308	20,580	0	143,409	0	485,664
Construction Revenue - Distribution	149,980	153,834	133,133	21,736	17,127	267,358
Regulatory Asset and Liability (Installment A – CVA)	126,065	278,900	310,830	-25,013	67,083	694,980

Other Operational Revenues	57,745	721,776	97,428	19,248	16,969	70,655

Deductions to Operational Revenues	-640,903	-861,871	-792,019	-270,717	-145,584	-877,466

Operational Expenses	-1,869,210	-1,893,755	-2,057,803	-608,075	-522,358	-3,916,378

Personnel, Supplies and Services	-296,485	-406,580	-294,837	-112,622	-148,915	-682,374
Energy Purchased for Resale	-1,156,996	-1,042,654	-1,048,126	-515,549	-288,712	-2,281,231
Charges upon use of eletricity network	-19,271	-97,244	-80,449	-7,664	0	-136,783
Construction	-149,980	-153,834	-133,133	-21,736	-17,127	-267,358
Electric Energy production cost	0	0	0	191,681	-12,799	357,818
Donations and Contributions	-394	0	-180	0	0	0
Depreciation and Amortization	-42,194	-47,192	-45,552	-26,187	-9,966	-181,845
Operating Provisions	-177,762	-48,300	-430,426	-55,398	-54,901	-623,521
Others	-26,128	-97,951	-25,100	-60,600	10,062	-101,084

OPERATING RESULT BEFORE FINANCIAL RESULT	-561,499	-190,446	-314,422	-96,461	-91,604	-368,418

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	2,647	1,046	5,211	2,891	960	2,175
Interest, Commission and Rates revenue (loans and financing)	0	0	0	0	0	0
Moratorium Increase on electric energy	37,538	88,844	53,010	16,025	-67,143	76,991
Net Monetary Updates	385,351	12,832	10,127	19,890	32,816	270,748
Net Exchange Updates	0	0	0	0	0	916
Net Regulatory Asset (Installment A – CVA)	3,756	30,317	3,825	0	1,778	1,801
Others Financial Revenues	-5,905	7,642	-1,574	2,457	-2,157	31,875
Debt Charges - financing and loans	-165,846	-250,305	-213,049	-46,025	-36,559	-329,951
Debt Charges - accounts payable	0	0	0	0	0	-1,659,722
Charges – leasing	0	0	0	0	0	-320,060
Passive monetary variation	-521,006	-176,281	-22,075	-158,935	-20,762	0
Passive exchange variation	0	0	-309	0	0	0
Net Regulatory Liability (Installment A – CVA)	-4,099	0	-11,989	0	-506	-4,284
Other Financial Expenses	-77,951	-20,390	-58,795	-7,431	1,512	-303,842

FINANCIAL RESULT	-345,515	-306,295	-235,618	-171,128	-90,061	-2,233,353

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	861

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	-907,014	-496,741	-550,040	-267,589	-181,665	-2,600,910

Income Tax and Social Contribution and Fiscal Incentives Revenue	88,051	297,472	87,428	30,784	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	-818,963	-199,269	-462,612	-236,805	-181,665	-2,600,910

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	-818,963	-199,269	-462,612	-236,805	-181,665	-2,600,910

STATEMENT OF INCOME 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	19,616,741.00	12,739,690.00	3,184,113.00	8,519,295.00	388.00	2,538,406.00	634,350.00	347,958.00

Electric Energy Supply (sell) - Generation	3,575,677.00	151,109.00	721,294.00	3,007,453.00	0.00	2,894,409.00	714,389.00	567,736.00
Electric Energy Supply - Generation	22,594.00	846,687.00	23,193.00	1,120,330.00	0.00	0.00	0.00	0.00
Short Term Electric Energy - Generation	230,088.00	55,073.00	7,692.00	385,152.00	0.00	0.00	0.00	0.00
Renewed Plants Operation and Maintenance Revenue - Generation	836,554.00	1,242,112.00	0.00	15,584.00	0.00	0.00	0.00	0.00
Construction Plants Revenue - Generation	-12,158.00	30,097.00	0.00	0.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Generation	0.00	84,449.00	0.00	0.00	0.00	0.00	0.00	0.00
Renewed Lines Operation and Maintenance Revenue - Transmission	1,149,175.00	938,205.00	612,085.00	447,197.00	0.00	0.00	0.00	0.00
Operation and Maintenance Revenue - Transmission	35,511.00	70,534.00	120,377.00	13,269.00	0.00	0.00	0.00	0.00
Construction Revenue - Transmission	318,890.00	552,736.00	92,163.00	210,914.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Transmission	14,228,062.00	9,437,203.00	1,773,270.00	3,967,726.00	0.00	0.00	0.00	0.00
Others Operational Revenues	192,455.00	43,242.00	37,604.00	350,335.00	388.00	123.00	3,692.00	0.00

Deductions to Operational Revenues	-960,107.00	-711,757.00	-203,565.00	-998,665.00	0.00	-356,126.00	-83,731.00	-219,778.00

Operational Expenses	-4,526,924.00	-6,236,742.00	-1,443,264.00	-4,945,552.00	-6,918.00	-6,337,527.00	-1,281,763.00	-379,331.00

Personnel, Supplies and Services	-2,042,497.00	-1,279,217.00	-576,294.00	-1,682,743.00	-4,270.00	-974,026.00	-267,629.00	-171,037.00
Energy Purchased for Resale	-562,175.00	-342,197.00	-264,124.00	-182,468.00	0.00	0.00	-223,785.00	-39,243.00
Charges upon use of eletricity network	-496,049.00	-673,051.00	-26,135.00	-523,686.00	0.00	-93,908.00	-43,875.00	-9,098.00
Construction	-306,732.00	-582,833.00	-92,163.00	-210,914.00	0.00	0.00	0.00	0.00
Electric Energy production cost	-409,077.00	-7,803.00	0.00	-3,717.00	0.00	-371,902.00	-63,939.00	-186,232.00
Donations and Contributions	-24,996.00	-19,517.00	0.00	-15,944.00	0.00	0.00	0.00	0.00
Depreciation and Amortization	-280,276.00	-101,753.00	-181,249.00	-461,730.00	-26.00	-397,637.00	-72,983.00	-63,246.00
Operating Provisions	-95,100.00	-2,996,350.00	-274,234.00	-1,645,803.00	-1,243.00	-4,249,259.00	-554,389.00	9,112.00
Others	-310,022.00	-234,021.00	-29,065.00	-218,547.00	-1,379.00	-250,795.00	-55,163.00	80,413.00

OPERATING RESULT BEFORE FINANCIAL RESULT	15,089,817.00	6,502,948.00	1,740,849.00	3,573,743.00	-6,530.00	-3,799,121.00	-647,413.00	-31,373.00

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	88,767.00	58,370.00	37,617.00	100,497.00	8,989.00	3,168.00	7,547.00	15,485.00
Interest, Commission and Rates revenue (loans and financing)	65,121.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Moratorium Increase on electric energy	16,583.00	94,168.00	0.00	-5,661.00	0.00	0.00	0.00	0.00
Net Monetary Updates	186,834.00	47,917.00	60,623.00	476,451.00	0.00	25,909.00	2,621.00	69,054.00
Net Exchange Updates	-4,985.00	0.00	73,004.00	220,107.00	0.00	45,296.00	200.00	0.00
Derivatives	0.00	0.00	0.00	218,714.00	0.00	0.00	0.00	0.00
Others Financial Revenues	80,954.00	81,733.00	107,815.00	42,723.00	0.00	14,061.00	1,439.00	7,261.00
Debt Charges - financing and loans	-1,062,093.00	-200,688.00	-488,798.00	-632,081.00	0.00	-94,865.00	-416,970.00	-247,829.00
Debt Charges - accounts payable	0.00	0.00	-9,327.00	0.00	0.00	0.00	0.00	0.00
Charges – shareholders remuneration	0.00	0.00	-5,418.00	0.00	0.00	0.00	-10,504.00	0.00
Passive monetary variation	-288,172.00	-13,093.00	-76,575.00	-233,818.00	0.00	-9,622.00	0.00	-100,684.00
Passive exchange variation	92,613.00	0.00	-24,996.00	-137,222.00	0.00	-95,634.00	-93.00	0.00
Losses on derivatives	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others Financial Expenses	-156,199.00	-53,526.00	-98,132.00	-44,416.00	-931.00	-164,868.00	-10,036.00	-24,306.00

FINANCIAL RESULT	-980,577.00	14,881.00	-424,187.00	5,294.00	8,058.00	-276,555.00	-425,796.00	-281,019.00

EQUITY PARTICIPATION RESULT	-184,704.00	456,751.00	240,485.00	144,074.00	34,861.00	0.00	0.00	0.00

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	13,924,536.00	6,974,580.00	1,557,147.00	3,723,111.00	36,389.00	-4,075,676.00	-1,073,209.00	-312,392.00

Income Tax and Social Contribution and Fiscal Incentives Revenue	-4,473,780.00	-2,989,197.00	-448,055.00	-534,270.00	-880.00	0.00	0.00	-37,858.00

RESULT BEFORE EQUITY PARTICIPATIONS	9,450,756.00	3,985,383.00	1,109,092.00	3,188,841.00	35,509.00	-4,075,676.00	-1,073,209.00	-350,250.00

Minority Participation	-18,239.00	0.00	-3,723.00	0.00	0.00	0.00	0.00	0.00
NET PROFIT OF THE PERIOD	9,468,995.00	3,985,383.00	1,105,369.00	3,188,841.00	35,509.00	-4,075,676.00	-1,073,209.00	-350,250.00

STATEMENT OF INCOME 12/31/2016	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operational Revenue	1,484,833	1,350,046	1,211,766	429,499	304,665	2,664,938

Supply (sell) of electric energy	0	0	0	0	50,622	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term electric Energy	0	0	0	0	0	0
Plants Construction Revenue	0	0	0	0	0	0

Electric Energy Supply - Distribution	1,660,561	1,071,731	1,801,097	572,174	320,099	2,813,907
Short Term Electric Energy - Distribution	44,959	0	0	0	0	314,833
Construction Revenue - Distribution	199,227	151,776	121,967	59,792	16,827	283,747
Regulatory Asset and Liability (Installment A – CVA)	162,254	67,188	-119,907	18,207	-8,671	-129,406

Other Operational Revenues	138,032	809,355	108,979	17,639	10,757	263,157

Deductions to Operational Revenues	-720,200	-750,004	-700,370	-238,313	-84,969	-881,300

Operational Expenses	-2,069,540	-1,633,979	-1,414,399	-434,765	-484,696	-5,486,123

Personnel, Supplies and Services	-272,565	-345,069	-259,666	-100,755	-98,402	-618,580
Electric Energy puchased for resale	-989,185	-878,431	-839,907	-180,140	-190,305	-2,035,246
Charges on Eletric Energy Grid Usage	-17,613	-90,823	-74,340	-4,641	0	-78,502
Construction	-199,227	-151,776	-121,967	-59,792	-16,827	-283,747
Fuel used for electric energy production	0	0	0	-58,760	-129,360	37,309
Remuneration and Reimbursement (Royalties)	-311	0	-196	0	0	0
Depreciation and Amortization	-36,557	-39,024	-33,937	-17,307	-10,910	-138,869
Operating Provisions	-415,739	69,013	-61,879	42,232	-37,170	-2,368,754
Others	-138,343	-197,869	-22,507	-55,602	-1,722	266

OPERATING RESULT BEFORE FINANCIAL RESULT	-584,707	-283,933	-202,633	-5,266	-180,031	-2,821,185

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	7,624	15	4,543	542	554	2,893
Interest, Commission and Rates revenue (loans and financing)	0	0	0	0	0	0
Moratorium Increase on electric energy	42,778	75,253	42,241	15,149	-75,610	81,689
Net Monetary Updates	500,295	17,161	66,686	24,364	35,399	1,051,112
Net Exchange Updates	0	0	0	0	0	0
Net Regulatory Asset (Installment A – CVA)	8,948	-5,264	17,094	0	151	15,573
Others Financial Revenues	-46,763	9,129	-3,166	2,574	24,202	33,503
Debt Charges - financing and loans	-111,687	-191,749	-184,655	-37,030	-9,040	-236,492
Debt Charges - accounts payable	0	0	0	0	0	-1,884,658
Charges – leasing	0	0	0	0	0	-303,381
Passive monetary variation	-693,789	-93,079	-32,757	-122,994	-65,376	-4,017
Passive exchange variation	0	0	524	0	0	0
Net Regulatory Liability (Installment A – CVA)	-9,505	0	-9,161	0	-236	-2,212
Other Financial Expenses	-37,087	-34,294	-20,255	-21,268	0	-711,357

FINANCIAL RESULT	-339,186	-222,828	-118,906	-138,663	-89,957	-1,957,347

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	-189,281

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	-923,893	-506,761	-321,539	-143,929	-269,988	-4,967,813

Income Tax and Social Contribution and Fiscal Incentives Revenue	0	0	0	0	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	-923,893	-506,761	-321,539	-143,929	-269,988	-4,967,813

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	-923,893	-506,761	-321,539	-143,929	-269,988	-4,967,813

CASH FLOW 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,024,426	1,225,512	510,539	1,810,481	-473,489	-1,170,463	50,313	-250,562

Depreciation and Amortization	270,986	96,083	179,189	442,517	413,149	64,407	25	56,995
Net monetary variation	84,075	8,955	55,841	-62,629	6,500	0	0	2,596
Net exchange variation	7,865	0	31,370	32,380	27,550	-23	0	0
Financial Charges	843,268	280,196	403,277	568,044	76,847	444,648	0	248,431
Equity Result	-20,701	27,167	-34,137	-70,705	0	0	-22,300	0
Provision for uncovered liability	0	0	0	0	0	0	0	0
Provision for doubtful credit liquidation	102,998	21,703	4,848	138,901	-3,225	0	0	0
Provisions for contingencies	14,027	515,098	27,919	144,748	34,681	136,338	0	-14,340
Provision for staff realignment	0	0	0	0	0	0	0	0
Provision for loss on Investments	457,210	248,628	0	-208,157	0	0	0	0
Provision for reduction on recoverable amount of Investment	408,010	-763,290	-304,584	-298,857	950,960	372,873	0	-58,103
Provision for onerous contracts	-447,782	-95,320	0	-89,823	38,602	0	0	0
Provision for loss on Financial Asset	0	0	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0	0	0
Adjustment to Present Value / Market Value	0	0	1,976	0	89,051	0	0	0
Minority Participation in Result	-17,246	0	0	0	0	0	0	0
Charges on Shareholders funds	0	0	8,790	0	0	8,462	0	0
Financial Asset Revenue	-2,876,801	-1,410,269	-487,885	-1,124,618	0	0	0	-23,855
Derivatives	0	0	0	-273,183	0	0	0	0
Others	-209,481	221,590	-589,368	522,567	493,967	108,613	0	86,547
(Increase) decrease on operating asset/liability	635,899	-154,285	268,735	244,123	-850,708	20,774	-15,952	279,032

Cash from Operating Activities	1,276,753	221,768	76,510	1,775,789	803,885	-14,371	12,086	326,741

Payment of financial charges	-1,485,251	-255,833	-510,554	-400,816	-293,485	-122	0	-93,612
Payment of charges of global reversal reserve	0	0	0	0	0	0	0	0
Financial charges receivable	82	0	73	0	0	0	0	0
Remuneration from equity investments received	339,760	60,499	11,980	21,218	0	0	5,489	0
Annual allowed Revenue Receiving (Financial Asset)	390,272	0	1,254,917	472,746	0	0	0	0
Financial Asset Indemnities Receiving	1,555,847	975,039	0	482,186	0	0	0	0
Payment of income tax and social contribution	-855,771	-1,243	-190,423	-436,767	-75,436	0	-11,095	0
Complementary pension fund payment	-65,947	-229,909	-6,653	-146,499	0	0	0	0
Payment of lawsuit contingencies	0	-56,185	0	0	0	0	0	0
Lawsuit Deposits	-21,162	465,110	-120,184	34,019	-1,163	-5,383	0	-60,801

Net Cash from Operating Activities	1,134,583	1,179,246	515,666	1,801,876	433,801	-19,876	6,480	172,328

Financing Activities
Loans and financing obtained	361,000	503,040	690,000	530,635	571,100	8,577	0	152,767
Loans and financing payable - principal	-1,197,577	-644,303	-1,002,022	-930,687	-130,221	0	0	0
Payment to Shareholders	-320,603	0	-54,950	0	0	0	-8,465	0
Payment of refinancing of taxes and contributions - Principal	-135,545	0	-7,764	0	0	-8,859	0	0
Global Reversion Reserve Replacement	0	0	0	0	0	0	0	0
Advance for Future Capital Increase (AFAC)	0	-60,228	0	0	0	38,900	0	0
Others	19,292	154,025	0	0	0	0	0	0
Net Cash from Financing Activities	-1,273,433	-47,466	-374,736	-400,052	440,879	38,618	-8,465	152,767

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	642,005	0	0	0	0	0	0	0
Acquisition of property, unit and equipment	-93,499	-338,026	-9,875	-28,299	-542,070	-14,432	0	-138,176
Acquisition of intangible assets	-13,354	-6,957	-5,697	0	-9,859	-333	-10	0
Acquisition of concession assets	-218,929	-357,525	-84,087	-106,672	0	0	0	-199,981
Concession for advance of future capital increase	-8,084	0	-102,040	254	0	0	0	0
Acquisition/Contribution of capital in equity participation	-628,504	-361,330	-39,197	-589,861	0	0	3,364	0
Concession for Future Capital Increase	0	0	0	0	0	0	0	0
Others	447,468	-27,079	83,447	-666,330	-337,010	0	0	0
Net Cash from investments activities	127,103	-1,090,917	-157,449	-1,390,908	-888,939	-14,765	3,354	-338,157

Increase (decrease) in cash and cash equivalents	-11,747	40,863	-16,519	10,916	-14,259	3,977	1,369	-13,062
Cash and cash equivalent – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalent – end of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
	-11,747	40,863	-16,519	10,916	-14,259	3,977	1,369	-13,062

CASH FLOW 12/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	-550,040	-907,014	-496,741	-181,665	-267,589	-2,600,910

Depreciation and amortization	45,552	42,194	47,192	9,966	26,187	181,845
Net monetary variation	11,948	135,655	3,926	0	178,825	-270,748
Net exchange variation	309	0	0	0	0	-916
Financing charges	212,398	165,846	223,834	25,648	46,025	2,309,733
Equity Method Result	0	0	0	0	0	-861
Provision for uncovered liability	0	0	0	0	0	288,147
Provision for doubtful credit liquidation	12,595	-892	318	29,919	7,236	315,794
Provisions for contingencies	392,187	87,032	95,289	10,412	-5,975	100,766
Provision for staff realignment	0	0	0	0	0	0
Provision for loss with Investments	0	0	0	0	0	0
Provision for reduction on recoverable amount of Investment	-32,446	-10,729	18,075	-5,437	20,165	-63,610
Provision for onerous contracts	-7,808	-24,068	-65,382	653	0	-812,694
Provision for loss with Financial Asset	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0
Adjustment to Present Value / Market Value	44	0	0	0	0	0
Minority Participation in Result	0	0	0	0	0	0
Charges on Shareholders funds	0	0	0	0	0	0
Financial Asset Revenue	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	1,075,841	98,001	0	43,356	43,891	826,601
(Increase) decrease on operating asset/liability	-1,261,347	292,745	-81,726	-94,775	-72,467	-747,734

Cash from Operating Activities	-100,767	-121,230	-255,215	-161,923	-23,702	-474,587

Payment of financial charges	-980	-12,433	-43,206	-1,621	-3,670	-32,141
Payment of charges of global reversal reserve	0	0	0	0	0	0
Financial charges receivable	0	0	0	0	0	0
Remuneration from equity investments received	0	0	0	0	0	0
Annual allowed Revenue Receiving (Financial Asset)	0	0	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0
Payment of income tax and social contribution	0	0	0	0	0	0
Complementary pension fund payment	0	0	0	0	0	0
Payment of lawsuit contingencies	0	0	-53,920	0	-20,146	0
Lawsuit Deposits	-22,828	-17,050	-20,636	-9,891	345	67,944

Net Cash from Operating Activities	-124,575	-150,713	-372,977	-173,435	-47,173	-438,784

Financing Activities
Loans and financing obtained	333,607	301,658	474,993	175,125	109,482	795,808
Loans and financing payable - principal	-29,564	-19,330	-36,334	-2,141	-6,878	-57,623
Payment to Shareholders	0	0	0	0	0	0
Global Reversal Reserve Replacement	0	0	0	0	0	0
Receiving of advance for future capital increase (AFAC)	0	0	50,955	0	0	-2,764
Payment of refinancing of taxes and contributions – Principal	-10,414	0	0	0	0	0
Others	0	0	0	0	-7,653	0
Net Cash from Financing Activities	293,629	282,328	489,614	172,984	94,951	735,421

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	0	0	0	0	0	0
Acquisition of property, unit and equipment	-1,878	-981	-2,590	-4,158	-1,079	-13,158
Acquisition of intangible assets	-6,657	-1,503	-4,531	-2,506	-5,996	-12,914
Acquisition of concession assets	-114,762	-129,305	-103,169	-23,126	-21,602	-264,345
Concession for advance of future capital increase	0	0	0	0	0	0
Acquisition/Contribution of capital in equity participation	0	0	0	0	-1,654	0
Others	3,453	0	0	0	-23,052	0
Net Cash from investments activities	-119,844	-131,789	-110,290	-29,790	-53,383	-290,417

Increase (decrease) in cash and cash equivalents	49,210	-174	6,347	-30,241	-5,605	6,220
Cash and cash equivalent – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalent – end of period	71,014	18,532	11,547	5,358	10,401	77,563
	49,210	-174	6,347	-30,240	-5,605	6,220

CASH FLOW 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	13,924,536	6,974,580	1,557,147	3,723,111	-4,075,676	-1,073,209	36,389	-312,392

Depreciation and amortization	280,276	101,753	181,249	461,730	397,637	77,924	26	63,246
Monetary net variation	101,338	-34,824	15,952	-242,633	7,262	-2,621	0	31,500
Exchange net variation	-87,628	0	-48,008	-82,885	50,338	-107	0	0
Financing charges	1,234,125	200,688	409,561	632,081	94,865	411,684	0	247,829
Equity Method Result	184,704	-456,751	-240,485	-144,074	0	0	-34,861	0
Provision for uncovered liability	0	0	0	0	0	0	0	0
Provision for doubtful credit liquidation	23,868	110,711	555	336,210	3,225	0	0	0
Provisions for contingencies	122,270	287,179	27,129	-19,016	8,276	303,451	57	3,906
Provision for staff realignment	0	0	0	0	0	0	0	0
Provision for investment loss	270,679	278,613	0	863,860	0	0	1,186	0
Provision for reduction on recoverable amount of Investment	26,046	2,232,115	246,550	258,644	2,885,939	236,126	0	-85,809
Provision for onerous contracts	-350,441	32,895	0	142,490	1,350,241	0	0	0
Provision for loss with Financial Asset	0	0	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0	0	0
Adjustment to Present Value / Market Amount	0	0	2,718	0	84,083	0	0	0
Minority Participation in Result	18,239	0	0	0	0	0	0	0
Charges on Shareholders funds	0	0	5,418	0	0	10,504	0	0
Financial Asset Revenue	-14,228,062	-9,521,652	-1,773,270	-3,967,726	0	0	0	0
Derivatives	0	0	0	-218,714	0	0	0	0
Others	-363,409	181,182	-678,993	-355,304	396,860	-4,683	0	52,209
(Increase) decrease on operating asset/liability	400,116	-11,573	201,594	54,696	-443,015	-34,193	-2,315	92,697

Cash from Operating Activities	1,556,657	374,916	-92,883	1,442,470	760,035	-75,124	482	93,186

Payment of financial charges	-1,312,298	-182,383	-242,223	-346,909	-214,290	-28,136	0	-96,806
Payment of charges of global reversal reserve	0	0	0	0	0	0	0	0
Financial charges receivable	312	0	222	0	0	0	0	0
Remuneration from equity investments received	174,796	85,805	2,894	55,612	0	0	6,548	0
Annual allowed Revenue Receiving (Financial Asset)	271,998	-320,831	960,752	464,211	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0	0	0
Payment of income tax and social contribution	-252,424	-16,720	-1,160	-539,616	-116,621	0	-880	0
Complementary pension fund payment	-65,734	-120,161	-6,490	0	0	0	0	0
Payment of lawsuit contingencies	0	-108,324	0	-98,289	0	0	0	0
Lawsuit Deposits	-218,738	-59,256	2,433	43,424	-5,541	-5,014	0	-5,949

Net Cash from Operating Activities	154,569	-346,954	623,545	1,020,903	423,583	-108,274	6,149	-9,569

Financing Activities
Loans and financing obtained	1,746,621	652,974	748,371	757,180	611,000	0	0	180,334
Loans and financing payment - principal	-843,852	-340,165	-953,013	-701,258	-160,733	-74,804	0	-20
Payment to Shareholders	0	0	-3,125	0	0	0	-5,361	0
Payment of Refinancing of taxes and contribution - principal	-102,464	0	-18,633	0	0	0	0	0
Global Reversal Reserve Replacement	0	0	0	0	0	0	0	0
Advance for Future Capital Increase (AFAC)	0	-182,564	7	0	0	241,824	0	0
	0	0	0	0	0	0	127	0
Net Cash from Financing Activities	800,305	130,245	-226,393	55,922	450,267	167,020	-5,234	180,314

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	32,596	0	0	0	0	0	0	0
Acquisition of fixed assets	-106,531	-238,168	-101,223	-48,233	-947,389	-6,754	-10	-185,293
Acquisition of intangible assets	-13,051	-4,410	-4,471	-1,608	-13,383	-1,175	0	0
Acquisition of concession assets	-304,595	0	-87,964	-249,661	0	0	0	0
Concession for advance of future capital increase	-75,081	0	-284,437	-80,614	0	0	0	0
Acquisition/Contribution of capital in equity participation	-1,053,830	-243,662	-127,483	-1,260,622	0	0	-5,794	0
Concession for advance of future capital increase	0	0	0	0	0	0	0	0
Others	588,739	469,481	211,779	502,272	95,361	0	0	0
Net Cash from Investments activities	-931,753	-16,759	-393,799	-1,138,466	-865,411	-7,929	-5,804	-185,293

Increase (decrease) in cash and cash equivalents	23,121	-233,468	3,353	-61,641	8,439	50,817	-4,889	-14,548
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
	23,121	-233,468	3,353	-61,641	8,439	50,817	-4,889	-14,548

CASH FLOW 12/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	-321,539	-923,893	-506,761	-269,988	-143,929	-4,967,813

Depreciation and amortization	33,937	36,557	39,024	10,910	17,307	138,869
Net monetary variation	-33,929	193,494	3,460	0	98,630	-1,047,095
Net exchange variation	-524	0	0	0	0	0
Financing charges	184,655	111,687	197,764	9,037	37,030	2,424,531
Equity Result	0	0	0	0	0	189,281
Provision for uncovered liability	0	0	0	0	0	158,037
Provision for doubtful credit liquidation	-57,246	7,849	-91,024	0	4,612	204,728
Provisions for contingencies	13,295	17,997	73,029	0	-2,936	639,347
Provision for staff realignment	0	0	0	0	0	0
Provision for loss with Investment	0	0	0	0	0	0
Provision for reduction on recoverable amount of assets	40,255	11,331	-116,400	0	-54,924	63,610
Provision for onerous contracts	0	191,325	65,382	0	0	812,694
Provision for loss with Financial Asset	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0
Adjustment to Present Value / Market Amount	-273	0	0	0	0	0
Minority Participation in Result	0	0	0	0	0	0
Financial charges on Shareholders funds	0	0	0	0	0	0
Financial Asset Revenue	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	994,081	195,644	0	38,000	2,463	954,020
(Increase) decrease on operating asset/liability	-995,869	261,910	-15,098	130,087	8,127	801,955

Cash from Operating Activities	-143,157	103,901	-350,624	-81,954	-33,620	372,164

Payment of financial charges	0	-22,328	-1,699	-2,760	-4,764	-32,924
Payment of charges of global reversal reserve	0	0	0	0	0	0
Financial charges receivable	0	0	0	0	0	0
Remuneration from equity investments received	0	0	0	0	0	0
Annual allowed Revenue Receiving (Financial Asset)	0	0	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0
Payment of income tax and social contribution	0	0	0	0	0	0
Complementary pension fund payment	0	0	0	0	0	0
Payment of contingent liabilities	0	0	-23,260	0	0	0
Lawsuit Deposits	0	-38,407	0	0	0	-632,456

Net Cash from Operating Activities	-143,157	43,166	-375,583	-84,714	-38,384	-293,216

Financing Activities
Loans and financing obtained	138,209	167,482	202,010	58,378	60,161	498,287
Loans and financing payment - principal	-42,224	-33,402	-1,754	-3,114	-8,504	-42,734
Payment to Shareholders	0	0	0	0	0	0
Global Reversal Reserve Reposition	0	0	0	0	0	0
Receiving of advance for future capital increase (AFAC)	159,155	0	295,402	80,089	56,675	117,446
Payment of refinancing of taxes and contributions – Principal	-11,782	0	0	0	0	0
Others	0	0	0	0	0	938
Net Cash from Financing Activities	243,358	134,080	495,658	135,353	108,332	573,937

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	0	0	0	0	0	0
Acquisition of fixed assets	-2,752	-3,845	-4,132	-5,562	-311	-36,017
Acquisition of intangible assets	-7,129	-8,944	-4,183	-1,929	-2,200	-16,593
Acquisition of concession assets	-92,529	-171,151	-115,769	-11,236	-69,932	-225,103
Concession for advance of future capital increase	0	0	0	0	0	0
Acquisition/Contribution of capital in equity participation	0	0	0	0	0	0
Others	1,212	0	0	0	0	84
Net Cash from investments activities	-101,198	-183,940	-124,084	-18,727	-72,443	-277,629

Increase (decrease) in cash and cash equivalents	-997	-6,694	-4,009	31,912	-2,495	3,092
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686	18,501	68,251
Cash and cash equivalent – end of period	21,804	18,706	5,200	35,598	16,006	71,343
	-997	-6,694	-4,009	31,912	-2,495	3,092

DFR - Investor Relations Superintendence
Marketletter - Annex II - 4Q17
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had in 4Q17 a result 88.7% superior than the recorded in the 4Q16, going from a loss of R$ 1942.8 million in 4Q16 to a profit of R$ 220 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 1.9% in 4Q17, compared to the 4Q16, going from R$ 1184.6 million in 4Q16 to R$ 1.207.6 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	21,471	32,897	-34.7

The variation was mainly due to: (i) The movement in contracts of auctions held at ACL - Free Contracting Environment, owing to the seasonal nature of the purchase of energy in 2017 and the annual adjustment.

Supply	234,492	227,555	3.0	The variation was mainly due to: (i) adjustments of contracts postponed with industrial consumers, as well as the annual adjustment.
Short Term Market (CCEE)	-56,237	12,027	-567.6

The variation was mainly due to: (i) the strategy of seasonal electricity consumption and the allocation of more energy over the 1st half of 2017, in addition to the market variations (PLD, GSF, Portfolio of contracts etc.).

O&M Income - Upgraded Power Plants Law 12.783/2013	310,460	270,662	14.7

The variation was mainly due to: (i) variation of the annual Generation Annual Revenue (RAG) adjustment (2017 x 2016) percentage; (ii) investments made in the upgraded power generation facilities, partially offset by: (iii) change of the CFURH tariff in 2017, which is part of the fees income of the upgraded power plants and (iii) the failure to accomplish the estimated income resulting from the difference between the rate of return used in the estimation and the rate effectively used.

Generation Construction Income	5,123	9,551	-46.4	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
Return on investment	12,601	84,449	-85.1

The variation was mainly due to: (i) the start of recording of adjustment to financial asset related to new investments made in renewed generation concessions, pursuant to Law 12.783/2013, occurred at the end of 2016.

Transmission
LT Incomes Renewed by Law 12.783/2013	339,164	225,998	50.1

The variation was mainly due to: (i) the adjustment of the RAP - Annual Permitted Revenue of concessions of Transmission Lines extended under the terms of Law 12.783/2012, and (ii) investments in strengthening of lines in the transmission system.

Not renewed O&M LT	23,761	33,917	-29.9

The variation was mainly due to: (i) annual adjustment of RAP and (ii) investments in strengthening of transmission system lines, and (iii) system unavailability during the period and proratings of advance at LT’s: JARDIM/PENEDO and ARAPIRACA III and TAUÁ-MILAGRES.

Transmission Construction Income	253,587	71,868	252.9	No effect on the result due to equal value in the construction expense.
Revenue from return of investment in transmission	287,734	394,236	-27.0

The variation was mainly due to: (i) recording of the remuneration payable on said financial asset, mainly those arising from the RBSE, about R$ 264 million given the fact that the reduction arises from the moment the asset starts being amortized with payments, therefore the remuneration incidence base is reduced.

Other Incomes	10,326	6,042	70.9	The variation was mainly due to: (i) decrease of revenue from maintenance service provision.
Deductions to the Operating Revenue	-234,900	-184,539	27.3

The variation was mainly due to: (i) record of PIS/COFINS arising mainly from a RAP increase between the compared dates; (ii) record of ICMS arising from supply revenue increase between the compared dates.

ROL	1,207,582	1,184,663	1.9

Operating Costs and Expenses
The Operating expenses and costs decreased, in 4Q17, by 63.5% compared to the 4Q16, from R$ 3,573 million in 4Q16 to R$ 1,303 million in 4Q17, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-357,069	-281,283	26.9

The variation was mainly due to: (i) adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 with effect of 9.2% as of 4Q16 for the 2016-2017 period and adjustment of 4% for the 2017-2018 period as of May 2017.  In the period, it was recorded an amount of R$ 0.6 million referring to the additional provision of the PAE (Extraordinary Retirement Plan). (ii) the increase in expenses with benefits to emplyess, in the amount of R$ 3.5 million, (iii) a reduction of R$ 1.7 million referring to risk, in accordance with the guidelines of the Master Plan 2018-2022.

Material	-8,625	-7,004	23.1	The variation was mainly due to: (i) increase in fuel and lubricant expenses of R$ 0.3 million and (ii) increase of R$ 1.2 million in vehicle / aircraft materials.
Services	-63,829	-77,186	-17.3

The variation was mainly due to: (i) reduction in the costs/expenditure with maintenance and preservation of equipment, amounting to R$ 0.6 million, and decrease in the expenses with audit/consulting of R$ 0.9 million.

Others	-55,880	-104,196	-46.4
Donations and contributions	-2,630	-4,820	-45.4	The variation was mainly due to: (i) recording of adjustment of the actuarial report - Post-employment benefits.
Other operating expenses	-53,250	-99,376	-46.4
TOTAL PMSO	-485,403	-469,669	3.4

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-83,380	-71,381	16.8	The variation was mainly due to: (i) settlements of CCEE, (ii) adjustment of contract prices, as of Jan/2017, (iii) increase in the hydrological situation.
Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-155,351	-177,700	-12.6	The variation was mainly due to: (i) variation in the Amount of Use of the Transmission System (MUST) happened as of the 2nd semester of 2016.
Construction Expense	-258,710	-81,419	217.8	No effect on the result due to equal value in the construction income.
Depreciation and Amortization	-23,187	-25,912	-10.5	No relevant variation.

Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
Operating Provisions	-295,235	-2,747,003	-89.3

The variation was mainly due to: (i) (i) constitution of an impairment provision / contract onerous in 2016, without comparative in 2017, since this reversal occurred in 3Q17; (ii) provision of R$ 515 million in contingencies, with emphasis on the GSF provision, in the amount of R$ 358.0 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	5,629	9,778	-42.4	The variation was mainly due to: (i) reduction of financial investments for compliance with Company’s obligations.
Debt Charges	-64,240	-77,254	-16.8	The variation was mainly due to: (i) new financings contracted after 4Q16 amounting to R$ 572 million with Eletrobras.
Interest paid in arrears for energy sold	31,312	25,874	21.0	The variation was mainly due to: (i) new calculation of Rio Doce Manganês debt adjustment.
Net Exchange Variation	0	0	-	Not applicable
Net Monetary Correction	-14,143	2,561	-652.2

The variation was mainly due to: (i) transaction of judicial deposits, (ii) appropriation of contractual charges for debts with suppliers; (iii) updating of loans obtained, updating of fine for delay of contribution in SPE.

Other Revenue/Financial Expenses	-19,336	22,248	-186.9

The variation was mainly due to: (i) adjustment of negative balance of Income Tax/Social Contribution, in the amount of R$ 6.8 million; (ii) Aneel's tax ; (iii) the adjustments in the amounts to be reimbursed to Eletrobras, arising from Law 12.873/13 (RBNI); and (iv) fine correction for delay of contribution in SPEs.

Equity Interests (Equity) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Equity Interests (Equity)	-109,916	378,246	-129.1

The variation was mainly due to: (i) the result of the generating SPEs, highlighting the variation in the result of the SPEs: ESBR Participações (gain of R$ 353.0 million in 4Q16, against a gain of R$ 7.8 million in 4Q17). It is worth mentioning the negative result with the SINOP SPEs, in the amount of R$ 105.0 million, due to the impairment in the SPE.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Income Tax and CSLL
Current IR and CSLL	-97,095	8,986	-1,180.5

The variation was mainly due to: (i) income increase resulting from the recognition and remuneration of the Existing System Basic Network (RBSE) financial asset pursuant to MME Directive 120, to be paid in a deferred manner according to the receipt.

Deferred IR and CSLL	98,259	73,979	32.8
Tax Incentives	45,166	1,118	3,940

The variation was mainly due to: (i) in 2016, the Company's operations did not result in operating income at the Parent Company. Consequently, it was not possible to obtain the tax incentive in 4Q16, the Company's operations generated operating profit in 4Q17.

ELETRONORTE

Result Analysis

The Company had in 4Q17 a result 288% superior to the recorded in the 4Q16, going from a loss of R$ 271.9 million in 4Q16 to a profit of R$ 511 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 0.8% in 4Q17, compared to the 4Q16, going from R$ 1.546 million in 4Q16 to R$ 1.528 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	838,812	816,416	2.7

The variation was mainly due to: (i) adjustment of prices, which is a modality of billing strongly impacted by the billings of Albras and South 32, two of the company’s major contracts. Such contracts have specific conditions, such as the dependence on the foreign exchange rate, price of aluminum in the international market (LME), in addition to providing for reimbursement of sect charges up to the threshold established under contract.

Supply	349,496	296,338	17.9

The variation was mainly due to: (i) adjustment of prices and because it is a modality of billing strongly impacted by the billings of Albras and South 32, two of the company’s major contracts. Such contracts have specific conditions, such as the dependence on the foreign exchange rate, price of aluminum in the international market (LME), in addition to providing for reimbursement of sect charges up to the threshold established under contract.

Short Term Market (CCEE)	91,776	104,142	-11.9

The variation was mainly due to: (i) lower acquisition in CCEE to meet Company’s contractual obligations, (ii) expiration of ACR contract, with an average volume of 1073 MW, in December 2016, and part of this energy started being traded in the short term.

O&M Income - Upgraded Power Plants Law 12.783/2013	3,683	3,886	-5.2	The variation was mainly due to: (i) lower availability of the Coaracy Nunes plant in 4Q17.
Generation Construction Income	0	0	0.0	Not applicable.
Transmission
LT incomes not renewed	-5,112	4,245	-220.4	The variation was mainly due to: (i) adjustment in the merger of Linha Verde Transmissão de Energia S.A
O&M LT renewed by Law 12.783/2013	121,370	113,429	7.0	The variation was mainly due to: tariff adjustment.
Revenue from return of investment in transmission	302,326	300,191	0.7

The variation was mainly due to: (i) recording of the remuneration payable on said financial asset, mainly those arising from the RBNIA (R$ 18 million), as most contracts suffered with negative Internal Rate of Return (IRR).

Transmission Construction Income	18,712	28,154	-33.5	No effect on the result due to equal value in the expenses, although it derives from: (i) smaller investments in 2016; (ii) takeover of Linha Verde Transmissão de Energia S.A.
Other incomes	96,357	99,377	-3.0	The variation was mainly due to: (i) reduced provision of infrastructure sharing services.
Deductions to the Operating Revenue	-289,071	-225,536	-33.5	The variation was mainly due to: (i) increase of the charges with PIS, COFINS and PASEP, R&D, which directly affect Company’s revenue.
ROL	1,528,349	1,540,642	-0.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction, in 4Q17, of 61% compared to the 4Q16, from na expense of R$ 2,415 million to R$ 939 million, presenting the variations below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-403,048	-427,602	-5.7

The variation was mainly due to: (i) adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 with effect of 9% as of 4Q16 for the 2016-2017, due to the collective bargaining agreement, and adjustment of 4% for the 2017-2018 period as of May 2017, offset by: Company’s cost reduction policy pursuant to 2018-2022 PDNG.

Material	-6,844	-6,589	3.9	The variation was mainly due to: (i) increase of acquisition of spare parts to satisfy company’s operating needs.
Services	-72,295	-97,470	-25.8	The variation was mainly due to: (i) the termination of the outsourced labor service contract, in Dec/2016.
Others	-69,895	-64,085	9.1	The variation was mainly due to: (i) legal and social obligations that the company develops, mainly in Tucuruí, where there are several social programs in which the company participates actively.
Donations and contributions	-363	-2,585	-86.0
Other operating expenses	-69,532	-61,500	13.1
TOTAL PMSO	-552,082	-595,746	-7.3	The variation was due to the reasons explained above.

Operating Costs	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-133,957	-46,944	185.4	The variation was mainly due to: (i) purchases were needed to comply with Company’s contracts.
Fuel	0	0	0.0	Not applicable.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-141,747	-137,525	3.1	The variation was mainly due to: (i) increase in revenue that is directly pegged to the charges for the use of the electricity grid.
Construction Expense	-18,712	-28,154	-33.5	The variation was mainly due to: (i) reduction of construction investments, as well as those resulting from the takeover of Linha Verde Transmissora de Energia Elétrica - LVTE.
Remuneration and Reimbursement Expenses	0	0	0.0	Not applicable
Depreciation and Amortization	-107,968	-124,233	-13.1	The variation was mainly due to: (i) the depreciation and amortization of the Company's property, plant and equipment and intangible assets.

Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
	30,976	-1,482,811	102.1

The variation was mainly due to: (i) In 2016 SPEs NBTE suffered impairment of R$ 323 million, MTE of R$ 202 million, SINOP of R$ 177 million, BMTE of R$ 160 million, LVTE of R$ 185 million.  In 2017 there was an additional impairment of R$ 31 million to the respective SPEs, in addition to the Pará Rate totaling R$ 530 million.

Financial Income	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	25,769	17,403	48.1	The variation was mainly due to: (i) proceeds from financial investments with Instruments and Securities.
Debt Charges	-110,075	-149,410	-26.3	The variation was mainly due to: (i) settlement of a R$ 200 million contract signed with eletrobras, (ii) amortization of other contracts with the Holding and financial institutions.
Interest paid in arrears for energy sold	20,077	-98,993	-120.3	The variation was mainly due to: (i) application of penalties on Company’s energy sales, being a significant part on debt claims from the Distributor Boa Vista Energia.
Net Exchange Variation	-22,259	57	-39150.9	The variation was mainly due to: (i) the variation of the US currency.
Net Monetary Correction	33,129	147,284	-77.5

The variation was mainly due to: (i) adjustment of the CERON debt by the Selic rate. However, with the decline of the Selic rate, these adjustments were reduced; (ii) reduction of the IPCA index applicable to Company’s contracts.

Other Revenue/Financial Expenses	-69,810	4,214	-1756.6	The variation was mainly due to: (i) charges with debt and adjustment of dividends referring to credits given in payment to the Holding.
Gains / Losses with Derivatives	-30,518	112,045	127.2

The variation was mainly due to: (i) a 1.4% devaluation of the dollar against the Brazilian real, which was offset by the 21.2% valuation of the aluminum ton price quoted at US$ 1.722 IN December 2016 AGAINST us$ 2.087 in December 2017, contributing to an increase in the fair value expectation for derivatives in the analyzed period.

Equity Interests	4Q17	4Q16	Variation (%)	Analysis
Equity Interests	-30,281	-46,909	-35.4	The variation was mainly due to: the performance of the SPE’s calculated by means of the equity method, with a special highlight to Norte Energia (R$ 58 million), Sinop (R$ 105 million).

Income Tax and CSLL	4Q17	4Q16	Variation (%)	Analysis
Current IR and CSLL	-156,220	-73,958	111.2

The variation was mainly due to: (i) beginning to receive financial asset from RBSE, in August 2017, pursuant to MME Ordinance 120, (ii) recording to deferred tax asset on tax losses and negative CSLL base in 2016.

Deferred IR and CSLL	155,429	595,022	-73.9
Revenue from Tax Incentives	106,730	96,113	11.0

The variation was mainly due to: (i) better use of tax incentive credits due to a region-based policy for companies established in the region and complying with the requirements of the State Legislation by means of SUDAM.

FURNAS

Result Analysis

The Company had in 4Q17 a result 105% below to the one recorded in 4Q16, going from a profit of R$ 415.5 million in 4Q16 to a loss of R$ 21.5 million in 4Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had an increase of 3.76% in 4Q17, compared to the 4Q16, going from R$ 2,224 million in 4Q16 to R$ 2,307.1 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	880,994	968,096	-9.0

The variation was mainly due to: (i) seasonal electricity consumption, (ii) end of the 2009/2016 Product, (iii) reduction of energy from CCEARs via MCSD, partially offset in the period for the greater amount of energy sold at ACL, totaling 89 million (4Q17) considering only energy supply.

Supply	106,732	22,594	100.0	The variation was mainly due to: (i) sale of energy to industrial consumers pursuant to Act 13.182/2015 (Itumbiara HPP), fact that only occurred as of November 2016.
Short Term Market (CCEE)	101,924	48,569	109.9

The variation was mainly due to: (i) Short Term Market differences due to, among others, variation of Seasonal, PLD and GSF values in the period.  It is also important to mention (ii) the differences in the portfolio of contracts, and (iii) the variation of the amount of energy generated, as well as the consequent impact on the result on the Energy Relocation Mechanism (MRE).

O&M Income - Upgraded Power Plants Law 12.783/2013	214,107	218,501	-2.0	The variation was mainly due to: (i) variation of COELBA (R$ 1.894 thousand), Light (R$1.533 thousand) and other companies (R$ 967 thousand).
Generation Construction Income	19,238	- 85,126	122.6

No effect on the result due to the equivalent amount in construction expenses, but the variation is due to variation in the Generation Finacial Asset of the Corumba HPP (R$ 1.396 thousand), Funil HPP (R$ 1.396 thousand), Furnas HPP (R$ 364 thousand), LCB de Carvalho HPP (R$ 137 thousand), Marimbondo HPP (R$ 1.416 thousand), Porto Colômbia HPP (R$ 1.022 thousand).

Transmission
LT incomes not renewed	8,670	9,352	-7.3

 The variation was mainly due to: (i) variation in Furnas R$ 36 million, namely an increase referring to CT 062.2001 of R$ 37 million and a R$ 0,4 million reduction in other contracts.  There was also a R$ 1 million increase referring to SPE Transenergia Goias.

O&M LT renewed by Law 12.783/2013	336,696	297,320	13.2
Revenue from return of investment in transmission	747,210	712,522	4.9

The variation was mainly due to: (i) monetary restatements due to the RBSE and (ii) a reduction in other transmission contracts in (R $ 16 million), in addition there was also a change in the balance in SPE Transenergia Goias , controlled by Furnas in the montande of (R $ 760 thousand).

Transmission Construction Income	15,006	138,966	-89.2

Without effect on the result owing to the construction expense, the variation was mainly due to the reduction referring to CT 062.2001, amounting to R$ 329.572 thousand, and SPE Transenergia Goias, amounting to R$ 7.7 million, which was offset by a R$ 208 million increase in other contracts.

Other incomes	269,027	159,835	68.3

The variation was mainly due to: (i) increase in the Actuarial Gains by R $ 99 million; ii) increase in the balance with R $ 90.7 million in communication services, of which R $ 89 million refer to Eletrobras Participações' use of optic fiber  cabling (contract with Eletropar of 1999), where Furnas understands the right of recovery; iii) reduction in the item Other Revenues-Service Provision in the Country (R $ 81.6 million).

Deductions to the Operating Revenue	- 392,488	- 266,447	47.3	The variation was mainly due to: (i) appropriation of PIS/COFINS in the order of R$ 81 million due to receipt from RBSE in 2017.
ROL	2,307,116	2,224,182	3.7

Operating Costs and Expenses
The Operating expenses and costs increased by 54.2%, in 4Q17, compared to the 4Q16, from a negative amount of R$ 1,430 million to R$ 2,205 million, presenting the variations listed below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-445,836	-367,123	21.4

The variation was mainly due to: (i) adjustment arising from ACT 2016-2018 with effect of 9.2% as of as of 4Q16 for the 2016-2017 period and adjustment of 4% for the 2017-2018 period as of May 2017.; (ii) increase in the item Provision - Consent Decree ASEF (Furnas Employees Association) - Maximum BD FRG amounting to R$ 56 million, which was partially offset by reduction of Labor Claim Payments by R$ 10 million.

Material	-8,809	-10,219	-13.8	The variation was mainly due to: (i) company’s efforts to reduce costs, generating a variation of costs with several materials amounting to R$ 1.4 million, according to the 2018-2022 PDNG.

Services	-278,476	-274,523	1.4	The variation was mainly due to: (i) increase in the account Third-Party Service - Contracted Manpower at R$ 10.8 million., (ii) reduction of benefit by R$ 10.8 million.
Others	-110,201	-128,043	-13.9
Donations and contributions	-15,576	-4,108	279.2

The variation was mainly due to: (i) Increase of balances from R$ 3.5 million in donations fostered by the Rouanet Law, R$ 2.6 million from CEPEL, plus other social contributions amounting to R$ 5.2 million for ONS, CCEE, Child and Adolescent Fund.

Other operating expenses	-94,625	-123,935	-23.6

The variation was mainly due to: (i) reduction in the provision for losses on investments in SPEs of (R $ 9 million); ii) Actuarial loss (R $ 8 million) and; iii) Losses in the deactivation of assets and rights (R$ 6 million).

TOTAL PMSO	-843,322	-779,908	8.1

Operating Costs	4Q17	4Q16	Variation (%)
Energy Purchased for Resale	-164,247	-146,057	12.5

The variation was mainly due to: (i) the increase in the balance with Cia Hidrelétrica Tele Pires by (R$ 13.7 million), CPFL-G (R$ 6.6 million), Produtores energético Manso (R$ 89 thousand) and  (ii) credits from COFINS R$ 1.5 million and PASEP R$ 338 thousand.

Fuel	-194,189	-89,858	116.1	The variation was mainly due to: (i) the increase of energy generation by means of Santa Cruz Thermoelectric Plant.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-149,371	-130,694	14.3

The variation was mainly due to: (i) the increase in the balance with CHESF by (R$ 1.6 million), CTEEP (R$ 6.3 million), ELETRONORTE (R$ 3.9 thousand), CEEE-GT (R$ 1 million), CEMIG - GT (R$ 2.5 million) and (ii) reductions referring to TAESA R$ 2 million, EATE R$ 1.8 million, and CIEN R$ 1 million, (iii) variation in the balance of credits from COFINS R$ 1.5 million and PASEP R$ 339 thousand.

Construction Expense	-34,244	-53,840	-36.4

No effect on the result due to the equivalent amount in construction income, but the variation is due to variation in the AFG of the Corumba HPP (R$ 108.4 million), Funil HPP R$ 1.3 million, Furnas HPP R$ 364 thousand, LCB de Carvalho HPP R$ 137 thousand, Marimbondo HPP R$ 1.4 million, Porto Colômbia HPP R$ 1 million, (ii) impact due to CT 062.2001 amounting to R$ 329.5 million and other contracts amounting to (R$ 208.8 million and SPE Transenergia Goias R$ 7.7 million.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-69,690	-81,710	-14.7	The variation was mainly due to: (i) depreciation of new assets and the adjustment of VNR (New Replacement Value) depreciation.

Operating Provisions	4Q17	4Q16	Variation (%)
	- 720,038	- 148,286	385.57

The variation was mainly due to: (i) reversal of the balance with R$ 255 million onerous contract, of which: a) Constitutions: i) Contract 062 (R$ 635 million); b) Reversals: i) Marimbondo R$ 186.7 million; ii) Narrow R$ 129.5 million; iii) Funnel R$ 44 million and iv) in the Santa Cruz TPP R$ 19.5 million; 2) Impairment in the amount of (R$ 11.4 million) of which: a) Constitution: i) Simplício (R$ 148 million); ii) Battle (R$ 37 million) and iii) Mascar-Linhares (R$ 26 million); b) Reversion: Serra da Mesa R$ 199 million; 3) Contingencies: Constitution (R$ 32 million); 4) PECLD Constitution of (R$ 97 million) and 5) Constitution of provision for loss with Investments SPEs (R$ 212 million). SPEs consolidated by FURNAS: Onerous Contract Reversion R$ 112 million composed by: Energy Constitution of the Winds 05 to 09 (R$ 49 million) and Reversão Brasil Ventos R$ 161 million. Impairment Reversion R$ 27 million composed by: Energy Constitution of the Winds 05 to 09 (R$ 11 million), Transenergia Goiás (R$ 19 million) and Reversão Brasil Ventos R$ 57 million. Provision for Loss of Financial Assets SPE Transenergia Goias (R$ 102 million)

Financial Income	4Q17	4Q16	Variation (%)
Financial Investments Incomes	3,739	11,134	-66.4	The variation was mainly due to: (i) decrease of the balance of financial investments in Banco do Brasil and Caixa Econômica over the period.
Financial Investments Revenues	834	16,605	-95.0	The variation was mainly due to: (i) reduction of income from charges on refinancing of electric energy (R$ 15.7 million).
Debt Charges	-203,991	-276,879	-26.3	The variation was mainly due to: (i) reduction of indebtedness in the period.
Interest paid in arrears for energy sold	2,665	4,662	-42.8	The variation was mainly due to: (i) reduction of clients’ default by R$ 2.4 million.
Net Exchange Variation	-15,973	7,037	-327.0

The variation was mainly due to: (i) exchange rate devaluation from Long-term Foreign Currency Loans arranged with the IDB (dollar) and Eximbank (Yen) amounting to R$ 10.4 million, as well as (ii) and the reclassing of exchange rate change on long-term loans amounting to (R$ 13.3 million), which in 2016 was recorded as credit from an exchange rate change expense.

Net Monetary Correction	-12,245	17,605	169.6

The variation was mainly due to: (i) reduction of monetary variation on Refinancing of Electric Energy amounting to R$ 9.6 million, (ii) adjustment for inflation on the negative balance of IRPJ/CSSL amounting to R$ 6 million, (iii) monetary variation on deposits connected to Litigation-Lawsuits at R$ 5.3 million; (iv) reduction of monetary variation expenses as a result of fluctuations of interest rates (SELIC, IPCA, TJLP); on the other hand, there was an increase in: (v) monetary variation expense referring to Refinancing of Energy due to the devaluation of the IGPM (-1.45%) amounting to R$ 18.6 million; (vi) recording for the Update of the RBNI - ANEEL Order 084/2017 as of March 2017 amounting to R$ 3.5 million.

Other Revenue/Financial Expenses	-23,241	-32,530	-28.6

The variation was mainly due to: (i) cuts in material supply (R$ 4.3 million) (ii)  Contractual Penalties (R$ 1.4 million), (iii) reduction of monetary adjustment REFIS by R$ 12 million ,  (iv) IOF on loans amounting to R$ 3.1 million.

Gains / Losses with Derivatives	0	0		Not applicable

Equity Interest	4Q17	4Q16	Variation (%)
	55,751	-263,445	-121.2

The variation was mainly due to: (i) increase in the equity accounting of companies: Itaguaçu da Bahia Energias Renováveis R$ 117.3 million, São Manoel R$ 102 million and Madeira Energia R$ 32.4 million;

Income Tax and CSLL	4Q17	4Q16	Variation (%)
Current IR and CSLL	-130,214	-14,065	825.8	The variation was mainly due to: (i) reversal of tax contingency/REFIS consolidation; and (ii) receipt of the RBSE indemnity.
Deferred IR and CSLL	201,237	133,543	50.7

The variation was mainly due to: (i) deferred liability on the financial remuneration of RSBE asset compensation.  In 2016, R$ 14.031 million were calculated over the total sum. In 2017, only the challenged installment has been subject to adjustment.

ELETROSUL

Result Analysis

The Company had in 4Q17 a result 157%below the one recorded in 4Q16, going from a profit of R$ 219 million in 4Q16 to a loss of R$ 124 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 21.3% in 4Q17, compared to the 4Q16, going from R$ 459.7 million in 4Q16 to R$ 557.6 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply	263,931	196,547	34.3

The variation was mainly due to: (i) adjustment of prices; (ii) variation of prices in ACL (PCHs and part of the energy generated by wind power plants resold in ACL);  (iii) new contract, as of April 2017, executed with SPE Teles Pires; and (iv) as of April 2017, the SPEs Hermenegildo I, II, III and Chuí IX suspended the contract of ACRs by means of the New Energy Surplus and Deficit Compensation Mechanism, being the suspended energy acquired by Eletrosul and resold in ACL and/or liquidated by PLD.

Supply	4,969	5,827	-14.7	The variation was mainly due to: (i) variation of price in long term contracts executed in October 2015, in the ACL environment, with specific prices for each year of supply.
Short Term Market (CCEE)	170	2,612	-93.5

The variation was mainly due to: (i) variation of the volume of energy liquidated in CCEE (MRE and liquidation of PLD), (ii) adjustments of provisions, in the fourth quarter of 2017, relating to amounts recorded by estimate in the third quarter of 2017.

Generation Construction Income	0	0	0.0	Not applicable
Transmission
RAPs LT not renewed	30,518	35,483	-14.0	The variation was mainly due to: (i) period adjustment installment.
O&M LT renewed by Law 12.783/2013	170,961	150,387	13.7

The variation was mainly due to: (i) annual adjustment as well as system adjustment pro-rating, where the deficit and surplus assessment made by ONS exceeded the surplus, which will be adjusted in future tariff periods.

Revenue from return of investment in transmission	113,068	110,711	2.1

The variation was mainly due to: (i) annual adjustment, and (ii) reduction of financial adjustment of receivables linked to RBSE due to changes in the calculation method. In 2016 the adjustment of these receivables was based on the IPCA, but as of July 2017 they will be calculated based on the IRR extracted from the cash flow of future RAPs.

Transmission Construction Income	30,616	174	17,495.4

No effect for the result, due to consideration of the construction expense, in equal value. The variation was mainly due to: (i) reversal of income made in December 2016 relating to prior quarters and linked to Concession Agreement 001/2015. The reversal occurred due to negotiation of assets with external partners in accordance with the Public Notice for investor selection made in the second quarter of 2016.   The company is currently negotiating with a partner the execution of the project through the SPE that will be created.

Other Incomes	18,757	11,633	61.2

The variation was mainly due to: (i) annual adjustments to contracts for provision of services to third parties, with emphasis on the services of operation and maintenance of transmission lines related to binational enterprise (Brazil-Uruguay Interconnection); and (ii) recording in December 2017 of income from the sharing of infrastructure with a telephone company.

Deductions to the Operating Revenue	-75,346	-53,645	40.5	The variation was mainly due to: (i) revenue increase.
ROL	557,644	459,729	21.3	The variation was mainly due to the reasons explained above.

Operating Costs and Expenses

The Operating expenses and costs presented, in 4Q17, na increase of 4.1% compared to the 4Q16, going from a negative amount of R$ 552 million to a negative amount of R$ 575 million, presenting the variations listed below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-159,951	-146,705	9.0

The variation was mainly due to: (i) adjustment from ACT 2016-2018, which only affected 4Q17 and part of 4Q16; (ii) 4.08% adjustment of 2017 collective bargaining agreement in May 2017; and (iii) application of merit and salary increase by length of service, with average increase of 1.5% in December 2017, according to the Eletrobras System’s Career and Remuneration Plan.

Material	-3,577	-3,911	-8.5

The variation was mainly due to: (i) decrease, in 2017, of the material expenses related to the operation and maintenance of the electric system, as a measure to reduce costs provided for in PDNG  which were partially offset by the natural readjustment of the contracts.

Services	-33,377	-33,315	0.2

The variation was mainly due to: (i) decrease, in 2017, of expenses with advertisement, operation and maintenance of the electric system, as a measure to reduce costs provided for in PDNG 2017-2021, but partially compensated by the natural adjustment of contracts.

Others	-171,540	-1,403	12,126.7

The variation was mainly due to: (i) result of a change of shareholding interest percentage in SPEs Livramento, Chuí and Santa Vitória do Palmar, amounting to R$ 380 million; (ii)  gains from a bargain purchase in SPE Santa Vitória do Palmar, amounting to R$ 33 million; (iii) gains from the sale of investees, amounting to to R$ 85 million; (IV) in December 2017 the provision for losses in investments was constituted, especially in SPEs Livramento Holding (R$ 234 million) and Chuí Holding (R$ 373 million), SPEs involved in the combination of businesses; and (v) recording of regulatory contingency linked to RBNI indemnification, amounting to R$ 26 million, relating to values claimed by Celesc Distribuição.

Donations and contributions	0	0	0.0
Other operating expenses	-171,540	-1,403	12,126.7
TOTAL PMSO	-368,445	-185,334	98.8	The variation was mainly due to the reasons explained above.

Operating Costs	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-77,509	-75,018	3.3

The variation was mainly due to: (i) amounts of additional energy purchased by HPP Teles Pires, arising out of the suspension of contract of energy sold by the same in ACR - Regulated Contracting Environment; (ii) variations in prices by contractual adjustments.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-6,564	-7,902	-16.9%

The variation was mainly due to: (i) expenses of SPEs consolidated as of December 2016 -  Hermenegildo I, II, III and Chuí IX, in the months of September to December; (ii) provisions made in the last quarter of 2016 related to distribution system use charges for adjustment to the monthly accrual.

Construction Expense	-30,616	-174	17,495.4

No effect on the result due to equal value in the construction income. The variation was mainly due to: (i) reversal of construction income made in December 2016 relating to prior quarters and linked to Concession Agreement 001/2015. The reversal occurred due to negotiation of assets with external partners in accordance with the Public Notice for investor selection made in the second quarter of 2016.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	-
Depreciation and Amortization	-44,476	-49,988	-11.0

The variation is due to the fact that: (i) in 2016 the consolidation was done considering a 30-day gap, as permitted by law and by the policy adopted by the Eletrobras group.  In December 2016 the base date started being considered. So, for the last quarter, expenses from consolidated SPEs - Hermenegildo I, II, III and Chuí IX, were considered for the months of September to December.

Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
	-47,154	-233,705	-79.8

The variation was mainly due:
(i) in 2016 there was record of impairment, especially from wind power plants Hermenegildo I, II, III and Chuí IX (R$ 282 million);
(ii) during 2017 the calculation of the impairment recorded by the wind power plants Hermenegildo I, II, III and Chuí IX was revised, motivated by the contract suspension of CCEARs and energy sale by subsidiaries to Eletrosul. As a result, in June there was a reversal of R$ 217 million. However, a new analysis at the end of the accounting year, motivated by changes of prices in bilateral energy sales contracts, indicated that the reversal should have been of R$ 157 million. The difference was recorded in December 2017; and
(iii)  In December de 2017 a provision was made for losses in investments, mainly in SPE’s TSBE (R$ 8 million) and ESBR Participações (R$ 112 million) arising from asset value assessment. On the other hand, there was reversal of impairment in Teles Pires Interests, amounting to R$ 156 million.

Financial Income	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	11,410	6,422	77.7

The variation was mainly due to: (i) fundraising via Credit Rights Investment Funds - FIDC, in January/2017; and (ii) the settlement, early in August/2017, by the National Treasury, of amounts related to renegotiated energy credits arising from Law 8727/93.

Debt Charges	-95,954	-121,758	-21.2

The variation was mainly due to: (i) charges generated by the raising of funds of R$ 690 million, in January 2017, by means of the Credit Rights Investment Fund - FIDC, at a cost equivalent to the CDI rate + 2% p.a.; (ii) reduction of the SELIC rate; and (iii) reduction of the outstanding balance of financing contracts due to amortizations, especially with Eletrobras.

Interest Paid in Arrears	0	0	0.0	Not applicable.
Net Exchange Variation	-13,360	12,345	-208.2

The variation was mainly due to: (i) Euro has risen and impacted contracts of transfer of funds signed with Eletrobras, arising from contracts with KFW, whose funds were used for the construction of PCHs. In the same period in 2016 the Euro quotation reduced.

Net Monetary Correction	-21,206	-5,482	286.8	The variation was mainly due to: (i) settlement, early in August/2017, by the National Treasury, of amounts related to Law 8727/93, (ii) inflation rate adjustment.
Other Revenue/Financial Expenses	-13,573	694	-2,055.8

The variation was mainly due to: (i) reduction of the renegotiated energy credits, arising out of Law 8727/93, owing to the settlement, early in August/2017, by the National Treasury, of amounts related to Law 8727/93; and (ii) recording of financial expenses inherent to the regulatory contingency - indemnification of RBNI assets. After the indemnification, Celesc claimed the amount of R$ 25.8 million (principal) relating to already amortized assets. The initial balance was adjusted, which caused a financial expense increase.

Equity Interests (Equity)	4Q17	4Q16	Variation (%)	Analysis
	-16,823	353,120	104.8	The variation was mainly due to: (i) reversal of provisions with exclusions of responsibility and other provisions, made by ESBRp in November 2016, whose net amount of taxes was R$ 333.1 million.

Income Tax and CSLL	4Q17	4Q16	Variation (%)	Analysis
Current IR and CSLL	-28,849	-359,831	92.0

The variation was mainly due to: (i) increase, in 2017, of the current income tax and social contribution base, especially by the increase of ROL, and by the classification, as of July/2017, in the current base, of income linked to RBSE, due to receipt via RAP.

Deferred IR and CSLL	76,632	433,236	-82.3

The variation was mainly due to: (i) reversal of impairment in Teles Pires Participações partially offset by constitution of impairment related to ESBRp; (ii) constitution of impairment related to SPE Livramento; and (iii) reduction of actuarial provision related to social security plan kept by the Company.

Revenue from Tax Incentives	0	0	0.0	Not applicable.

ELETRONUCLEAR

Result Analysis

The Company had in 4Q17 a result 642% below the one recorded in the 4Q16, going from a loss of R$ 92 million in 4Q16 to a loss of R$ 683 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 10.3% in 4Q17, compared to the 4Q16, going from R$ 629 million in 4Q16 to R$ 693.7 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	791,034	717,144	10.3

The variation was mainly due to: (i) updating of the fixed revenue established by ANEEL for Angra I and II, pursuant to Resolution 2.193/16, for the Year 2017; (ii) variable installment referring to the surplus of electric energy generated/supplied by the Angra I and II Plants.

Deductions to the Operating Revenue	-97,279	-88,225	10.3	The variation was mainly due to: (i) taxation of 9.25% of PIS and COFINS as a result of the increase of Gross Operating Revenue; (ii) increase of the contributions of consumer charges.
ROL	693,755	629,042	10.3	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 4Q17, na increase of 56% compared to the 4Q16, going from R$ 854.5 million to R$ 1.336 million, presenting the variations listed below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-149,748	-126,667	18.2

The variation was mainly due to: (i) an adjustment arising from ACT 2016-2018 with effect of 9.2% as of 4Q16, for the 2016-2017 period, and a 4% adjustment for the 2017-2018 period as of May 2017; (ii) recording of benefit granted on profits from 2017.

Material	-10,996	-41,999	-73.8

The variation was mainly due to: (i) the variations resulting from the need for maintenance material, which varies every year depending on the material needed and the value of the material available in store.

Services	-136,514	-171,933	-20.6	The variation was mainly due to: (i) reduction of service performed by contractors; (ii) reduction of technical consulting and miscellaneous.
Others	-36,586	-26,178	39.8	The variation was mainly due to: (i) write-off of Pis/Cofins credit.
Donations and contributions	0	0	0.0
Other operating expenses	-36,586	-26,178	39.8
TOTAL PMSO	-333,844	-366,777	-9.0	The variation was due to the reasons explained above.

Operating Costs	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-98,426	-96,120	2.4	The variation was mainly due to: (i) review of the price of nuclear fuel contracts consumed in the energy production.
Charges for the Use of the Electricity Grid	-31,181	-24,834	25.6	The variation was mainly due to: (i) adjustment estimated for the transmission contracts.
Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-116,565	-100,623	15.8	The variation was mainly due to: (i) composition of property, plant and equipment and intangible assets

Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
	-754,744	-266,123	183.6	The variation was mainly due to: (i) provision for Impairment and Onerous Contract amounting to R$ 808 million.

Financial Income	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,563	1,249	25.1	The variation was mainly due to: (i) increase in the balance of financial investments over the period
Debt Charges	-17,290	-22,673	-23.7	The variation was mainly due to: (i) reduction of the indebtedness level.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	-10,448	6,551	259.5	The variation was mainly due to: (i) reduction of balance from suppliers in foreign currency.
Net Monetary Correction	-7,787	67,755	111.5	The variation was mainly due to: (i) record of adjustment of the base of judicial deposits in 2016 without correspondence in 2017 and (ii) reduction of balance from suppliers in domestic currency;
Other Revenue/Financial Expenses	-761	-22,614	96.6

The variation was mainly due to: (i) variation of the value of the dollar in the period that affected the output of the decommissioning fund of Banco do Brasil, which has the dollar as the indexer and (ii) expenses from monetary adjustment due to write-off of judicial deposits in 2017.

CGTEE

Result Analysis

The Company had in 4Q17 a result 14.8% superior to the recorded in the 4Q16, going from a loss of R$ 677 million in 4Q16 to a loss of R$ 576.5 million in 4Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 7.2% in 4Q17, compared to the 4Q16, going from R$ 159 million in 4Q16 to R$ 148 million in 4Q17. The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply	169,778	186,295	-8.9

The variation is mainly due to the following reason: (i) the receipt of extra revenue in 2016, with 30MW average month ; and (ii) the reduction of generation in 2017 by 25% compared to 2016, due to the withdrawal of the Presidente Médici Plant.

Other Incomes	746	773	-3	The variation was mainly due to: (i) reduction of revenue of the sale of ashes in 4Q17.
Deductions to the Operating Revenue	-22,807	-27,953	-18

The variation is mainly due to the following reasons: (i) reduction of revenue deductions as a result of the reduction in operating revenues and (ii) reduction of expenses in the period related to the RGR charge.

ROL	147,717	159,115	-7.2	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 4Q17, a decrease of 16% compared to the 4Q16, going from R$ 727 million to R$ 610 million, presenting the variations listed below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-26,008	-32,371	-19.7

The variation was mainly due to: (i) an adjustment arising from ACT 2016-2018 with effect of 9.2% as of 4Q16, for the 2016-2017 period, and a 4% adjustment for the 2017-2018 period as of May 2017, which was offset by the dismissal of personnel through retirement plans PAE/PDV amounting to R$ 46 million.

Material	-26,753	-14,146	89.1

The variation is mainly due to the following reasons: (i) reduction of material cost due to the shutdown of the Presidente Médici plant, reduction of lime consumption, (ii) renegotiation of the coal purchase agreement from 2.5 to 1.2 T /year.

Services	-10,262	-17,811	-42.4	The variation was mainly due to: (i) reduction of costs of services by renegotiation of contracts by disconnection of Phase B.
Other	-32,188	-8,937	260.2	The variation was mainly due to: (i) reduction of indemnifications from labor and civil litigations. The account increased, please review the justification
Donations and contributions	0	0	0
Other operating expenses	-32,188	-8,937	260.2
TOTAL PMSO	-95,211	-73,265	30.0	The variation was due to the reasons explained above.

Operating Costs	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-55,627	-49,489	12.4	The variation was mainly due to: (i) reversal of labor provisions in 2016 and update of contract values in 2017.
Fuel	-32,944	-56,443	-80.9	The variation was mainly due to: (i) reduction of coal costs by disconnection of Phase B, with consequent reduction of minimum quota.
(-) Recovery of CCC Expenses	27,330	27,058
Charges for the Use of the Electricity Grid	-11,844	-11,465	3	The variation was mainly due to: (i) increase by adjustment of value payable defined by ANEEL.
Construction Expense	0	0	0	Not applicable
Depreciation and Amortization	-14,288	-18,367	-22	The variation was mainly due to: (i) reduction of depreciation costs by shutdown caused by the depreciation of Phase B assets.
Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
	-427,497	-545,011	-21.6

The variation is mainly due to the following reason: (i) the occurrence of new provisions with lower values in 4Q17, the updating of provisions in civil, environmental and labor contingencies. Civil provisions in 2016 had the provision of KfW shares of R $ 278 million and in 2017 there was an update of R $ 60 million.

Financial Income	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,113	3,305	-66.3	The variation was mainly due to: (i) less availability of funds to monetize with financial investment.
Debt Charges	-102,406	-107,050	-4.3	The variation is mainly due to the following reason: (i) reduction of the SELIC rate that resulted in a lower loan repayment value.
Charges on the Remuneration to Shareholders	-1,625	-2,685	-39.5	The variation is mainly due to the following reason: (i) reduction of the SELIC rate that resulted in a lower amount of updating the dividends payable.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	-2	0.0	Not applicable
Net Monetary Correction	0	0	0.0	No relevant variation.
Other Revenue/Financial Expenses	-11,229	-2,548	340.7	The variation was mainly due to: (i) fine on loans recorded by the accrual basis.

AMAZONAS GT

Result Analysis

The Company had in 3Q17 a result 259% lower than the recorded in the 4Q16, going from a profit of R$ 90 million in 4Q16 to a loss of R$ 143 million in 4Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had an increase of 16.2% in 4Q17, compared to the 4Q16, going from R$ 100.7 million in 4Q16 to R$ 117 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply	159,645	156,059	2.3	The variation was mainly due: (i) contract adjustment occurred in October of each period.
Supply	0	0	0.0	Not applicable
Short Term Market (CCEE)	0	0	0.0	Not applicable
Generation Construction Income	0	0	0.0	Not applicable
Transmission
RAPs LT not renewed	328	0	100.0	The variation was mainly due to: (i) receipt of RAP pursuant to the technical notes of ANEEL 183/2017-SGT, of 06/22/2017 and NT 188/2017-SGT of 06/23/2017
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable
Revenue from return of investment in transmission	15,296	0	100.0	The variation was mainly due to: (i) receipt of RAP pursuant to the technical notes of ANEEL 183/2017-SGT, of 06/22/2017 and NT 188/2017-SGT of 06/23/2017
Transmission Construction Income	6,020	0	0.0

The variation was mainly due to: (i) receipt of RAP pursuant to the technical notes of ANEEL 183/2017-SGT, of 06/22/2017 and NT 188/2017-SGT of 06/23/2017, having the value identified also as construction expense.

Other Incomes	0	0	0.0	Not applicable
Deductions to the Operating Revenue	-64,302	-55,387	16.1	The variation was mainly due to: (i) registration of current Rap that contributed to the increase of PIS and COFINS on the revenue.
ROL	116,987	100,672	16.2	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 4Q17, a decrease of 336% compared to the 4Q16, going from R$ 87.5 million to 207 million, presenting the variations listed below:

PMSO	4Q17	4Q16	Variation (%)	Analysis
Personnel	-36,782	-36,269	1.4

The variation was mainly due to: (i) an adjustment arising from ACT 2016-2018 with effect of 9.2% as of 4Q16, for the 2016-2017 period, and a 4% adjustment for the 2017-2018 period as of May 2017, which was partially offset by (ii) dismissals occurred in 2017, and (iii) transfer to the “Investment” account the amount of R$ 1.4 million referring to Personnel expenses from part of the employees of Mauá 3.

Material	-11,537	4,354	-365.0	The variation was mainly due to: (i) maintenances of power plants, especially the power plants of Mauá complex.
Services	-30,436	-11,698	160.2

The variation was mainly due to: (i) operation and maintenance services referring in the UTE Mauá, amounting to R$ 13.7 million, and (ii) revitalization of the gas turbine at UTE Aparecida, amounting to R$ 9.1 million.

Others	-9,738	102,812	-109.5

The variation was mainly due to: (i) record of R$ 85 million from Recovery of Expense, in December/2016, referring to amounts to be reimbursed by Amazonas Energia for the purchase of Energy in the Short-Term Market - MCP.

Donations and contributions	0	0	0.0
Other operating expenses	-9,738	102,812	-109.5
TOTAL PMSO	-88,493	59,199	-249.5	The variation was due to the reasons explained above.

Operating Costs	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-172,821	-39,243	340.4

The variation was mainly due to: (i) increase connected to the amount of energy that the Company purchased in the Short-term Market - MCP, accrued from January to September 2017, as a result of the cut in the supply of gas at the power plant of Aparecida (January to March 2017) and; (ii) as a result of the thermal power plants generating below the energy contracted owing to maintenance issues.

Fuel	-337,025	-8,660	3,791.7

The variation was mainly due to: (i) Fuel and rental companies - there was an increase in 4Q17, considering that in 4Q16 contracts executed with rental companies had already been terminated, therefore there was no billing; (ii) 2) Recovery of Expense - ESS - there was an increase of 4Q17, as since September 2017 UTG Mauá started operating, generating relevant values to be reimbursed via ESS.

Charges for the Use of the Electricity Grid	-14,283	-1,846	673.7

The variation was mainly due to: (i) monthly provisioning of the value of Charges of the Use of the Distribution Use (EUSD) referring to 4Q17. In 2016 these values were not recorded because Amazonas Energia failed to issue an invoice for such expense. This occurred because ANEEL had not published Generator Distribution System Use Tariff – TUSD-g values. This tariff was only published by ANEEL in 2017.

Construction Expense	-6,020	0	100.0

The variation was mainly due to: (i) receipt of RAP pursuant to the technical notes of ANEEL 183/2017-SGT, of 06/22/2017 and NT 188/2017-SGT of 06/23/2017, having the value identified also as construction revenue.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-11,632	-15,772	-26.2	The variation was mainly due to: (i) reversal of the amounts of depreciation of transmission given the records of the Financial Assets occurred as of June 2017.

Operating Provisions	4Q17	4Q16	Variation (%)	Analysis
	16,286	76,560	-78.7

The variation was mainly due to: (i) In 4Q16 the value increase because impairment tests were conducted in this period, generating a reversal of R$ 85.8 million in the result. In 2017, the tests were conducted in 3Q17, which generated a positive impact of R$ 58 million in 3Q17 - amount that was not realized in 4Q17.

Financial Income	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,079	686	57.3	The variation was mainly due to: (i) (i) increase in the balance of financial investments over the period.
Debt Charges	-58,740	-69,183	-15.1	The variation was mainly due to: (i) reduction of rates (Selic, CDI, etc) used for adjustment when compared to the same period in 2016.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	-766	-3,821	80.0

The variation was mainly due to: (i) reduction in the adjustment for inflation in 2017 due to variation of indices; and (ii) In 2016, there was record of adjustment for inflation of values receivables from the joining of accounts with Amazonas Energia.

Other Revenue/Financial Expenses	-6,601	-2,321	184.4	The variation was mainly due to increase in financial expenses due to adjustment of IRPJ, CSLL, PIS and COFINS values.

Equity Interests (Equity)	4Q17	4Q16	Variation (%)	Analysis
	0	0	0.0	Not applicable.

ELETROPAR

Result Analysis

The Company had in 4Q17 a result 1652% superior to the one recorded in 4Q16, going from a profit of R$ 1.8 million in 4Q16 to a profit of R$ 30.8 million in 4Q17, mainly due to the reasons described below.

Operating Costs and Expenses
The operating expenses an costs presented, in 4Q17, na increase of 1006% compared to the 4Q16, going from R$ 1.8 million to 20 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-1,079	-1,238	-12.8

The variation was mainly due to: (i) adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 with effect of 9.2% as of 4Q16 for the 2016-2017 period and adjustment of 4% for the 2017-2018 period as of May 2017, which was partially compensated by adhesion of the CEO to the Extraordinary Retirement Plan (PAE).

Material	-1	-19	-94.7	The variation was mainly due to: (i) lower demand for materials in the period.
Services	-316	-190	66.3	The variation is mainly due to: (i) adjustment of the administrative support contract and services provided; and (ii) brokerage expenses with the sale of shares from CPFL.
Other	-18,668	-305	6,020.7

The variation was mainly due to: (i) recording of loss from the contract executed with Eletronet x Cedentes. The value recorded by Eletronet (accounts receivable Eletropar) is lower than the estimated by the assignors (accounts payable Eletropar).   The R$ 10 million difference in value was recorded in the expenses. In addition to that, the value of R$ 8 million receivable from Eletronet, in the Long Term, was provisioned due to credit risk.

Donations and contributions	0	0	0.0
Other operating expenses	-18,668	-305	6,020.7
TOTAL PMSO	-20,064	-1,752	1,045.2	The variation was due to the reasons explained above.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	0	-57	0.0	The variation was mainly due to: (i) provision of contingency in 2016 for the process against the Securities and Exchange Commission (CVM), with a change of understanding of the probability of loss.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,106	2,130	-48.1	The variation was mainly due to: (i) reduction of the interest rate that monetizes the investment fund.
Debt Charges	0	0	0.0	Not applicable
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	109	-319	134.2	The variation was mainly due to: (i) opening of accounts as of 2017, thus separating the financial revenue of investment from the revenue with interest rate, penalty and adjustment for inflation.
Remuneration of Indemnities of the 1st tranche of Law 12.783/2013	0	0	0.0	Not applicable

Equity Interests (Equity) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	14,133	2,011	602.8	The variation was mainly due to: (i) reversal of part of the adjustments made throughout the years in the net equity of investee CTPEE, generating a positive impact of R$ 12 million.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Current IR and CSLL	-11,029	-251	4294.0	The variation was mainly due to: (i) increase due to profits with from the sale of CPFL.
Deferred IR and CSLL	-	-	0	Not applicable
Tax incentives	0	0	0.0	Not applicable

ELETROACRE

Result Analysis

The Company had in 4Q17 a result 520% lower than the one recorded in 4Q16, going from a loss of R$ 22.6 million in 4Q16 to a loss of R$ 140.2 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 34.8% in 4Q17, compared to the 4Q16, going from R$ 92.6 million in 4Q16 to R$ 124.8 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Distribution
Supply	171,588	144,545	18.71	The variation was mainly due to: (i) Tariff Adjustment of 8.37% from December 2016 onwards; and ii) work for recovery of invoicing related to energy losses.
Short Term Market	38,116	0	100.0	The variation was mainly due to: (i) rerating in 2017, when this revenue was first recognized, it was previously accounted for as recovery of expenses with electrical power.
Construction Revenue	6,647	10,378	-36.0

No effect on the result, due to equivalent expense, however, the variation was mainly due to: (i) inflow of PLPT (Light for All Program) funds, which are classified as special obligations, thus reducing the Company's investments, since they are not considered part of the remuneration basis.

CVA Revenue	-28,751	-3,484	725.2

The variation was mainly due to: (i) approval by ANEEL of the CVA made in 2017, which was lower than the CVA constituted; the settlement values of surplus energy in the MCP caused a gloss in the provisioned CVA summing up R$ 62 million in 4Q17.

Other Operating Revenues	6,823	2,214	208.2	The variation was mainly due to: (i) increasing value of BRR from one year to another due to the unitization of assets.
Deductions to the Operating Revenue	-69,612	-61,096	13.9

The variation was mainly due to: (i) increase of PIS/COFINS as a result of the increase of income for the supply and reversal of credit of PIS/COFINS on the losses of electric energy. (ii) taxed services arising from consumer requests

ROL	124,811	92,557	34.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented an increase of 318% compared to 4Q16, going from R$ 46 million to R$ 192.7 million, mainly due to the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-9,667	-13,826	-30.1

The variation was mainly due to: (i) adjustment of the Collective Bargain of the employees (9% from 4Q16 on, referring to the period 2016-2017, and 4% for the period from 2017-2018 (May 2017 onwards) resulting in a readjustment in the payroll accounting.

Material	-639	-384	66.4	The variation was mainly due to: (i) acquisition of materials for use in the company's operating activities and remodeling of rooms in the company's commercial area (still on progress since 3Q17)
Services	-20,465	-17,497	17.0	The variation was mainly due to: (i) adjustments of contracts, (ii)contracting services for pruning of trees, and (iii) start-up of the inspection contract of consumer units to avoid losses.
Others	-22,989	-11,636	97.6
Donations and contributions	0	0	0	The variation was mainly due to: (i) increase of regulatory penalties at R$ 16 millions.
Other operating expenses	-22,989	-11,636	98
TOTAL PMSO	-53,760	-43,343	24.0	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-130,625	-37,050	252.6

The variation was mainly due to: (i) change in the energy generation contract into the isolated system, according to AEEL regulation. Currently, this is the responsibility of PIE - Independent Energy Producer (while in 2016 those expenses were considered 'fuel'). As a result, the DisCo counts it as "Energy purchased for resale".

Fuel	0	-13,972	0.7

The variation was mainly due to: (i) changes in the energy generation contract into the isolated system. Currently, this responsibility is of PIE and, as a consequence, there is no more cost with fuel purchase, as mentioned above.

(-) Recovery of CCC Expenses	51,940	16,868
Charges for the Use of the Electricity Grid	-1,668	-1,193	39.8

The variation was mainly due to: (i) higher volume of energy purchased by the company and (ii) as a result of CCEE charges and expenses, which in 2016 were accounted for as expenses with electricity, and in 2017, it became part of the transmission costs.

Construction Expense	-6,647	-10,378	-36.0

The variation was mainly due to: (i) inflow of PLPT (Light for All Program) funds, which are classified as special obligations, thus reducing the Company's investments, since they are not considered part of the remuneration basis. The operation does not affect the result due to the equivalent registration in distribution revenue.

Depreciation and Amortization	-6,906	-4,728	46.1	The variation was mainly due to: (i) increase of fixed assets in service, as a result of the company’s effort to optimize the volume of unitizations.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-44,990	47,706	-194.3

The variation was mainly due to: (i) provision of infraction notices imposed by SEFAZ/AC for reversal of credits for loss of power in the generation process in the isolated system amounting to R$ 21.4 millions; in 2016, there was a reversal of the provision for recoverability of assets in the amount of R $ 55 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,944	90	2060.0	The variation was mainly due to: (i) financial availability for investment in a better company’s cash generation and (ii) RGR loan entries.
Debt Charges	-16,519	-12,207	35.3	The variation was mainly due to: (i) decrease of the SELIC index of some loan agreements.
Interest paid in arrears for energy sold	3,539	142	2392.3	The variation was mainly due to: (i) agreement on the payment in schedules of the energy debt with the State Government of Acre.
Net Monetary Correction	-59,822	-46,835	27.7

The variation was mainly due to: (i) decrease of IPCA, which is used as a correction index for the claims receivable and to the debt with PETROBRAS update; (ii) the receipt of amounts receivable dammed in the CCC sectoral fund. Eletroacre had a liability with CCC  (R$ 82 million) that had been updated, but in the second half of 2017, this liability was reversed because Eletroacre proved through documents that it was no longer necessary to keep it accounted for.

Asset Update/CVA Regulatory Liability	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	1,526	-10,244	-114.9

The variation was mainly due to: (i) Reduction of expenses, since in 2016 the company still had debt to energy suppliers and taxes, which led the company to be charged on arrears, which did not occur in 2017.

AMAZONAS D

Result Analysis

The Company had in 4Q17 a result 69.2% higher than the one recorded in 4Q16, going from a loss of R$ 2,655 million in 4Q16 to a loss of R$ 818.7 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 135.4% in 4Q17, compared to the 4Q16, going from R$ 648 million in 4Q16 to R$ 1,526 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0

Eletrobras Amazonas Energia no longer operates in the Generation segment. The amounts of "Supply" and "Short Term Market (CCEE)" in the generation segment were reclassified under the same headings but in the Distribution Segment.

Short Term Market (CCEE)	0	0	0.0	-
Construction Revenue	0	0	0.0	-
Distribution
Supply	787,931	624,022	26.3

Eletrobras Amazonas Energia no longer operates in the Generation segment. The amounts of "Supply" and "Short Term Market (CCEE)" in the generation segment were reclassified under the same headings but in the Distribution Segment. So, these items include the 'Distribution' and 'Distributed Generation' values together, while in 2016 the Distribution and Distributed Generation values were segregated.

Short Term Market (CCEE)	172,947	73,530	100.0	The variation was mainly due to: (i) the reflection of the consumer migration to the FCE, offset by a settlement of the energy surplus in the CCEE.
Construction Revenue	119,922	91,075	31.7	No effect on the result, given that the revenue is fully settled by Construction Costs, at the same amount, and corresponds to the Company’s investment over the period with concession assets
CVA Revenue	707,302	9,759	-7,147.7

The variation was mainly due to: (i) a reflection of the difference in the average price of energy purchase contracts (bilateral and own generation R$ 219.88 / MWh) and the average RFE transfer price ( R$ 204.84 / MWh).

Other Operating Revenues	28,208	38,818	-27.3

The variation was mainly due to: (i) recording in 2016 of CDE - Rate reduction balance in order to ensure the economic and financial balance in connection with tariffs reduction of the distribution concessionaires, according to ANEEL Order 1,980, dated October 27, 2015. In 2017, no benefit was given.

Deductions to the Operating Revenue	-290,194	-188,920	53.6	The variation was mainly due to: (i) increase of the supply revenue, reflecting the increase of the PIS, COFINS, and ICMS tax base.
ROL	1,526,116	648,284	135.4	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an reduction of 26.6% in 4Q17 compared to the 4Q16, going from R$ 2,432 million to R$ 1,786 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-96,703	-96,838	-0.1

The variation was mainly due to: (i) adjustment resulting from ACT 2016-2018, (9% from 4Q16, related to the period 2016-2017), due to Collective Bargaining Agreement (ACT), and a 4% for the period 2017-2018 from May 2017 onwards); which were offset by cost reductions with overtime and less requests for benefits reimbursements.

Material	-5,966	-7,287	-18.1	The variation was mainly due to: (i) reflecting the Administration's effort to contain expenses, improving rationalization in the use of supplies.
Services	-87,854	-83,414	5.3

The variation was mainly due to: (i) concessions for economic and financial rebalancing of contractual renegotiation, (ii) emergency reinforcement in service, multifunction and cut / reconnection teams to solve the demands caused by storms in the metropolitan region, ( iii) contracting of the SCD adequacy and execution service to comply with resolution ANEEL 427/2011

Others	-8,182	30,651	-126.7

The variation was mainly due to: Reduction of the cut-off factor related to regulatory losses, from 9.9% in 2016 (Dispatch 3,522/2015) to 2.3% in 2017 (Dispatch 607/2017) with with a positive impact on CCC / CDE reimbursement purposes (lower cut-off factor, resulting in higher repayment / grant resources). The reversal was applied, in accordance with Law 13,299 / 2016, which revoked the application of order 3,522/2015.

Donations and contributions	0	0	0
Other operating expenses	-8,182	30,651	0.1
TOTAL PMSO	-198,705	-156,888	26.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-794,185	-586,544	35.4

The variation was mainly due to: (i) in 2017, the account Generator Sets and Proinfa, which, in 2016, was recorded under the Operational Expenses group, started being recorded under the group of Energy Purchased for Resale.

Fuel	-1,173,198	-933,803	-2.122	The variation was mainly due to: (i) decrease of the average RCE, going from R$ 295.10 in 2016 to R$ 204.84 in 2017, affecting the recovery of CCC Expenses.
(-) Recovery of CCC Expenses	1,247,626	990,549
Charges for the Use of the Electricity Grid	-64,339	-20,284	217.2	The variation was mainly due to: (i) increase in the amount of R$ 47.5 million referring to the Use of Transmission System Charges - EUST - of Amazonas Generation and Transmission.
Construction Expense	-119,922	-91,075	31.7	No effect on the result, given that the expense is fully settled by Construction Revenue, at the same amount, and corresponds to the Company’s investment over the period with concession assets
Depreciation and Amortization	-59,343	-61,577	-3.6

The variation was mainly due to: (i) increase of the Amortization of the Distribution Intangible Asset, pursuant ICPC-01, resulting from the intensification of the unitization process. In December/2017, the amount of R$ 289 million was unitized in assets.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-624,318	-1,572,838	-60.3

The variation was mainly due to: (i) Contingencies: In December 2017, the Legal Department re-evaluated the value of ICMS credits, resulting in a reversal of provision in the amount of R$ 223 million as a result of the analysis of probable risk to remote risk (ii) Reversal of onerous contracts totaling R $ 189 million, (iii) Reversal of Impairment due to the realization of Intangible assets in the amount of R $ 63 million, and (iv) Reversal of Provision of Tax Credits, in the amount of R$ 59 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	682	-153	-545.8	The variation was mainly due to: i) only in December 2016 there was a recognition of taxes on financial investments. In 2017, this recognition was made monthly.
Leasing Charges	-79,116	-75,035	5.44	The variation was mainly due to: (i) the correction index (IGPM) of the contracts with PIEs, representing a 4 million increase in the financial result in the last quarter of 2017.
Debt Charges	-67,474	-75,481	-10.6	The variation was mainly due to: (i) reduction of the readjustment indexes, IPCA and Selic.
Debt Charges - Suppliers	-325,367	-445,233	-26.9	The variation was mainly due to: (i) reduction of the readjustment indexes, IPCA and Selic.
Interest paid in arrears for energy sold	25,266	15,425	63.8	The variation was mainly due to: (i) increase of Accounts Receivable arising from the payment in arrears of energy invoiced.
Net Exchange Variations	-14	0	100.0	No relevant variation in the period.
Net Monetary Correction	1,875	209,723	-99.1

The variation was mainly due to: (i) from August 2017, after the issuance of ANEEL no. 2,504 / 2017, there was an immediate suspension of disbursements related to the CCDs, which impacted on the non-recognition of revenue related to renegotiated credits updating.

Asset Update/CVA Regulatory Liability	17,274	21,640	-20.2	The variation was mainly due to: (i) tariff adjustment in the financial components recognized in the 2017 in regulatory liabilities process.
Other Financial Expenses/Revenues	-132,411	-526,182	-74.8	The variation was mainly due to: (i) Monetary restatement of contingent liabilities (civil) of R$ 377 million referring to lawsuits filed by independent energy producers (PIE).

CEAL

Result Analysis

The Company had in 4Q17 a result 2,427% higher than the one recorded in 4Q16, going from a loss of R$ 14.8 million in 4Q16 to a loss of R$ 373.4 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 87% in 4Q17, compared to the 4Q16, going from R$ 309 million in 4Q16 to R$ 577.8 million in 4Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Distribution
Supply	673,853	415,467	62.2

The variation was mainly due to: (i) average readjustment of the tariff in September 2017 by 21.6% according to Resolution 2,306 dated of September 26, and (ii) an increase of 8,516 new consumers and losses reduction from 26.73% to 22.93%.

Short Term Market	52,408	13,888	277.4	Not applicable
Construction Revenue	0	0	0.0

The change was mainly due to: (i) reversal of the bifurcation in December 2016, due to the closing date of the services rendered in December 2017, but without effect on the result, due to an equivalent amount in expenses of construction.

CVA Revenue	52,408	13,888	277.4	The variation was mainly due to: (i) CVA amortization and financial items for the 2016/2017 cycle, validated in September; and (ii) constitution of the new 2017/2018 cycle.
Other Operating Revenues	51,831	29,238	-77.3	The variation was mainly due to: (i) increase in the monthly value of the CDE subsidy - Lower Tariffs - as from September 2017; (ii) Higher invoicing for taxed services.
Deductions to the Operating Revenue	28,194	23,332	20.8	The variation was mainly due to: (i) exclusion of non-technical losses in the PIS / COFINS calculations retroactive to May 2012; and (ii) increase of the tariff flag.
ROL	577,764	309,039	87.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 176.7% in 4Q17 compared to the 4Q16, going from R$ 320 million to R$ 885 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-44,386	-38,560	15.1

The variation was mainly due to: (i) adjustment resulting from ACT 2016-2018 (Collective Labour Agreement), 9% from 4Q16, related to the period 2016-2017 and  4% for the period 2017-2018 as of May 2017); (ii) reduction of the overtime divisor from 220 to 187.5 hours per month, by means of a judicial decision; (iii) increase in overtime and hazardous costs with the admission of new technicians; (iv) increase in meal tickects, (v) adjustment of the health plan by 15.9%, which were offset by the accounting of the actuarial report in December 2017

Material	-662	-471	40.6	The variation was mainly due to: (i) an increase in maintenance costs due to heavy rains this year and the reclassification of maintenance expenses accounted for as investments in 2016.
Services	-27,828	-25,586	8.8

The variation was mainly due to: (i) readjustments and concession of legal contractual balances; (ii) reclassification of items previously recorded as investment; and (iii) increase in expenses arising from actions to avoid losses and delinquency; and (iv) increase in the 'collecting agent' item.

Others	-9,498	-5,195	82.8

The variation was mainly due to: (i) increase in lawsuit compensations for electric damages due to climatic conditions; (ii) increase in losses with deactivation resulting from asset write-offs; and (iii) losses on disposal.

Donations and contributions	-30	-46	-34.8
Other operating expenses	-9,468	-5,149	83.9
TOTAL PMSO	-82,374	-69,812	18.0	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-200,067	-193,686	3.3

The variation was mainly due to: (i) increase in the dispatch of thermoelectric plants; (ii) readjustment of the tariff of Angra I and II; (iii) reduction of the PROINFA tariff; (iv) decrease in the PIS / COFINS credit with the purge of losses and involuntary exposure in the short-term market with the purchase of energy to the LDP in the period from January to May / 17 due to the compulsory assignment of contracts with MCSD Energia Nova; and (v) an increase in the effect of the contracting of physical guarantee quotas resulting from the generation of hydraulic energy lower than the contracted energy.

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-19,393	-18,009	7.7

The variation was mainly due to: (i) increase in transmission tariffs (TUST) for payment of compensation to transmission companies due to MP 579/2012; (ii) increase in Celpe's distribution tariff as readjusted by ANEEL; (iii) increase in connection charges from October due to the payment of compensation to Chesf referring to MP 579/2012; and (iv) reduction of the System Service Charges due to excess resources calculated by the CCEE called retroactive effect.

Construction Expense	-28,216	-42,308	-33.3

There was no effect on income, due to an equivalent amount in construction revenue, but the variation was mainly due to: (i) reversal of the bifurcation in December 2016, since the closing period of December 2017service was getting closer .

Depreciation and Amortization	-9,887	-8,676	14.0	The variation was mainly due to: (i) unitizations in the period.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-27,756	-25,587	8.5	The variation was mainly due to: (i) increase resulting from the updating and settlement of the labor and civil lawsuits of the Bresser Plan in R$ 343 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	1,423	893	59.4	The variation was mainly due to: (i) the contribution of RGR / CCEE funds, applied until liquidation with suppliers.
Debt Charges	-54,073	-39,352	37.41	The variation was mainly due to: (i) debt repricing with Eletrobras; (ii) new RGR (Adequate Remuneration) loans; and (iii) reversion of the updating of the Tax Recovery Program installment - PRT.
Interest paid in arrears for energy sold	14,572	8,962	62.6	The variation was mainly due to: (i) the increase in interest on electricity bills due to default.
Net Exchange Variations	56	58	-3.4	The variation was mainly due to: (i) fluctuation of the US dollar exchange rate (Lloyds Bank loan).
Net Monetary Correction	-262	-638	-58.9

The variation was mainly due to: (i) updating of the debt of CASAL in 2016 to carry out the installment plan executed in November of the same year; (ii) settlement of the debt with the FACEAL Foundation in January 2016, impacting the financial result; and (iii) delinquency with generation companies.

Asset Update/CVA Regulatory Liability	-5,986	-2,463	143.0	The variation was mainly due to: (i) CVA amortization and financial items approved in 2016; and (ii) constitution of the 2016-2017 cycle validated in September 2017.
Other Revenue/Financial Expenses	-5,173	-3,707	39.5

The variation was mainly due to: (i) taxes increase as a consequence of the revenue increase; (ii) update of the AFAC in the period from September 2016 to December 2017; and (iii) updating of federal taxes to join the PRT with the exclusion of non-technical losses from May 2012 to April 2017.

BOA VISTA ENERGIA

Result Analysis

The Company had in 4Q17 a result 15.8% higher than the one recorded in 4Q16, going from a loss of R$ 100.4 million in 4Q16 to a loss of R$ 84.5 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 95.8% in 4Q17, compared to the 4Q16, going from R$ 85.1 million in 4Q16 to R$ 166.6 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	0	25,512	-100.0

The variation was mainly due to: (i) from January 2017 on, the company stopped supplying energy to Cerr - Companhia do Estado de Roraima, because the area once served by Cerr, was temporarily transferred to Boa Vista Energia, in accordance with MME 920 Order of 2016. However, it was offset by the increase in distribution supply revenue due to the attendance of customers that were from Cerr.

Distribution
Supply	165,773	89,734	84.7

The variation was mainly due to: (i) application of the average tariff readjustment of 42% approved in November 2015, that became effective after mid-August 2016 with the suspension of the injunction that prevented the readjustment and also an average readjustment of 35.5% since November 2017.

Short Term Market	0	0	0.0	Not applicable.
Construction Revenue	5,338	1,754	204.3	Without effect for the result, due to the counterpart in construction expenses, but the variation was mainly due to: (i) construction of works in the period.
CVA Revenue	38,920	-8,615	-551.8	The variation was mainly due to: (i) the average ACR and CVA of 3Q17 being higher if compared to the same period of 2016.
Other Operating Revenues	-6,335	3,269	-293.8	The variation was mainly due to: (i) amortization of 9/12 installments of Impairment recorded in 2016.
Deductions to the Operating Revenue	-37,103	-26,570	39.6

The variation was mainly due to: (i) in 2016 PIS and COFINS credits on purchased / generated energy were higher compared to the energy invoiced in the period, whose readjustment of 42.5% was suspended by preliminary injunction . (ii) change in methodology for the calculation of PIS/COFINS from January 2017.

ROL	166,593	85,084	95.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented a decrease of 44.8% in 3Q17 compared to 4Q16, going from R$ 150.5 million for R$ 217.9 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-29,321	-21,043	39.3

The variation was mainly due to: (i) adjustment resulting from ACT 2016-2018 (Collective Labour Agreement), 9%  from 4Q16, related to the period 2016-2017, and 4% for the period 2017-2018 from May 2017 on; (ii) and return of amounts recorded in the Personnel item that referred to the services extended to the countryside of the State from January 17, which were allocated to the specific accounts (countryside) up to 3Q17.

Material	-3,511	-610	475.6	The variation was mainly due to: (i) increase in fuel use and lubricants in the vehicles for routine service requests in the capital.
Services	-31,790	-5,265	503.8

The variation was mainly due to: (i) There was a classification of the countryside cost as a cost that would be passed over during the service rendering, which did not impact the presented result, but rather as receivables. In the annual report, these receivables did not materialize, impacting Boa Vista's result in 4Q17.

Others	12,911	757	1,605.5

The variation was mainly due to: (i) There was a classification of the countryside cost as a cost that would be passed over during the service rendering, which did not impact the presented result, but rather as receivables. In the annual report, these receivables did not materialize, impacting Boa Vista's result in 4Q17.

Donations and contributions	0	0	0.0
Other operating expenses	12,911	757	1,605.5
TOTAL PMSO	-51,711	-26,161	97.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-109,181	-51,701	111.2

The variation was mainly due to: (i) registered amounts referring to services extended to the countryside of the State from January 2017 which were allocated to the specific accounts (countryside) up to 3Q17.

Fuel	-61,481	-77,214	-0.2

The variation was mainly due to: (i) reduction of the average ACR which were R$  295.1 in 2016  and  R$ 204.8 in 2017; (ii) reclassification occurred from January 2017, from values recorded in the fuel account that referred to the services extended to the countryside of the State of Roraima, related to CERR. Until July, we did not segregate the cost values between capital and countryside. After August, there was the segregation of the items, which are currently in the assets of ED Roraima as receivables.

(-) Recovery of CCC Expenses	36,532	41,893
Charges for the Use of the Electricity Grid	0	0	0.0	Not applicable.
Construction Expense	-5,338	-1,754	204.3	No effect on the result, due to equivalent construction revenue, however, the variation was mainly due to: (i) decrease in the performance of works over the period.
Depreciation and Amortization	-2,446	-2,668	-8.3	The variation was mainly due to: (i) the smaller increase of assets in the period.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-24,344	-32,906	-26.0

The variation was mainly due to: (i) from January 2017 on, the company stopped supplying energy to Cerr - Companhia do Estado de Roraima, because the area once served by Cerr, was temporarily transferred to Boa Vista Energia, in accordance with MME 920 Order of 2016. As a result, it no longer made a provision for doubtful accounts - PCLD related to Cerr's default, of approximately R$ 32 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	76	301	-74.8	The variation was mainly due to: (i) greater permanence of funds in account, for investment.
Debt Charges	-20,514	-2,427	745.24	The variation was mainly due to: (i) new RGR loans and financing in 2017 with CCEE.
Interest paid in arrears for energy	-17,138	-26,665	-35.7	The variation was mainly due to: (i) current payments of energy purchased for resale from Eletronorte in 2017 are not default.
Net Monetary Correction	4,362	-4,400	-199.1

The variation was mainly due to: (i) rectification of accounts to meet Aneel's Chart of Accounts, with monetary restatement expenses related to financial expenses for Other financial income and expenses.

Asset Update/CVA Regulatory Liability	646	-236	-373.7	The variation was mainly due to: (i) increase of CVA in processing in 2017; and (ii) adjustment of SELIC rate of CVA.
Other Revenue/Financial Expenses	-573	-1,560	-63.3

The variation was mainly due to: (i) rectification of accounts, in order to meet the Aneel Plan of Accounts, with monetary restatement expenses related to financial expenses for Other financial income and expenses.

CERON

Result Analysis

The Company had in 4Q17 a result 53.6% higher than the one recorded in 4Q16, going from a loss of R$ 702.5 million in 4Q16 to a loss of R$ 326 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 62.7% in 4Q17, compared to the 4Q16, going from R$ 259.9 million in 4Q16 to R$ 422.9 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0	Not applicable
Distribution				-
Supply	416,889	405,950	2.7	The variation was mainly due to: (i) IRT / 2017 tariff resettlement that impacted part of the reading data of December, (ii) increase in consumption in the period.
Short Term Market	-10,008	5,119	0.0

The variation was mainly due to: (i) the result of the reversal of the provision for estimated sale realization in the short-term market corresponding to September 2017, considering that the calculation occurs with up to 60 days after the accrual month.

Construction Revenue	23,639	58,287	-59.4	No effect on the result, due to the counterpart in construction expenses, but the variation was mainly due to: (i) increase in construction work in progress.
CVA Revenue	135,479	-124,354	-208.9

The variation was mainly due to: (i) constitution of the tariff rate CVA, which in 2016 was R $ 25.9 million and nowadays there is no constitution due to the suspension of consumers' collection via a preliminary injunction. In 2016, it presented a CVA in negative processing of R $ 113 million, already in 2017, it was positive in R $ 88.6 million. The CVA in amortization in 2016 was negative in R $ 37 million, and in 2017 was positive in R $ 46.8 million.

Other Operating Revenues	26,770	72,161	-62.9

The variation was mainly due to: (i) reduction of 'CDE use' and 'CDE subsidy for the payment of the ACR Account', whose amounts are established by ANEEL; and (ii) update of the VNR that is showing a negative result in 2017 in order to reduce the application rates.

Deductions to the Operating Revenue	-169,871	-157,279	8.0

The variation was mainly due to: (i) reduction of the CDE and CDE ACR quotas, as determined by ANEEL; however, there was an increase in PIS / PASEP / COFINS of R $ 23,321, due to the complementary adjustments of these taxes, since the payment is made by estimate and the actual calculation takes place only after the date of the payment.

ROL	422,898	259,884	62.7	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 19.9% in 4Q17 compared to the 4Q16, going from R$ 816.8 million to R$ 654 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-43,557	-39,580	10.0

The variation was mainly due to: (i) adjustment resulting from ACT 2016-2018 (Collective Labour Agreement), 9% from 4Q16, related to the period 2016-2017, and  4% for the period 2017-2018 after May 2017); (ii) Level Advance System (SAN), including expenses with transposed personnel who returned to the payroll in December 2016; and (iii) Increase in the contribution of supplementary social security due to the adhesion of employees who had not yet done so.

Material	-1,400	-1,478	-5.3	The variation was mainly due to: (i) lower use of computer equipment.
Services	-43,359	-37,509	15.6	The variation was mainly due to: (i) 'maintenance of substations' and 'inspection and supervision' in R $ 6.1 million, due to the readjustments of the contracts right after category readjustments.
Others	178	-76,882	-100.2
Donations and contributions	-102	-69	47.8

The change was mainly due to: (i) the transfer of classification of expenses in 2017, such as the loss of receivables and indemnities from legal, labor and other claims reclassified to provisions expense.

Other operating expenses	280	-76,813	-100.4
TOTAL PMSO	-88,138	-155,449	-43.3	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-308,611	-206,189	49.7

The variation was mainly due to: (i) settlement costs in the short-term market, influenced by the PLD variation, which in October 2017 reached the maximum amount of R $ 533.82, while in the previous quarter the maximum price  reached was R $ 521.83.

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-5,459	-4,321	26.3	The variation was mainly due to: (i) the amounts charged are determined by Aneel, where adjustments are made annually in June.
Construction Expense	-23,639	-58,287	-59.4	No effect to result, due to counterpart, in equivalent amount, in construction revenue, but the variation was mainly due to: (i) reduction of new works in progress.
Depreciation and Amortization	-11,017	-8,927	23.4	The variation was mainly due to: (i) increase in unitized works in the period.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-217,178	-383,637	-43.4	The variation was mainly due to: (i) a reduction in the provision of the onerous contract in the amount of (R $ 239 million), and (ii) the provision of CCC credits in R $ 68 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	831	705	17.9	The variation was mainly due to: (i) receipt of CCEE amounts for liquidation of generation companies, which were invested until their discharge.
Debt Charges	-52,891	-30,280	74.7

The variation was mainly due to: (i) renegotiations that suspended the repayments of the principal amounts of loans and financing from 'Ordinary Resources', (ii) on the other hand, there was an increase due to the appropriation of the debt burden with Petrobrás in the amount of R $ 24.5 million.

Interest paid in arrears for energy sold/purchased	9,447	9,487	-0.4	No relevant variation
Net Monetary Correction	-32,980	-171,485	-80.8

The variation was mainly due to: (i) reduction of the discount rates on CCC receivables, the applicable indicator being the SELIC, in addition to the amortization of the principal of the receivable from the CCC referring to the CCD 1, with a view to the regular receipt of the parcels; and (ii) reclassification of the TN / Petrobrás update referring to installments in the amount of R $ 479 million.

Asset Update/CVA Regulatory Liability	515	-340	-251.5	The variation was mainly due to: (i) greater obligation to revoke tariffs as established in Aneel's tariff regulation procedures.
Other Revenue/Financial Expenses	-19,706	46,352	-142.5

The variation was mainly due to: (i) reclassification of interest from CCC to a right of reimbursement of R $ 365 million; and (ii) reclassification of the Eletronorte / Termonorte update by R $ 207.5 million and Petrobrás by R $ 212.2 million, for reimbursement obligations.

CEPISA

Result Analysis

The Company had in 4Q17 a result 505.6% lower than the one recorded in 4Q16, going from a loss of R$ 29.1 million in 4Q16 to an income of R$ 176.4 million in 4Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 21.9% in 4Q17, compared to the 4Q16, going from R$ 440.3 million in 4Q16 to R$ 536.6 million in 4Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Distribution
Supply	603,411	-194,890	-409.6

The variation was mainly due to: (i) reclassification of revenue from distribution to other revenues and revenue from excess demand and surpluses of reactives for special obligations to MCSE. Analyzing Supply and Other Operating Revenues together, to disregard the effect of reclassification between accounts, we can see an increase in sales in this quarter.

Short Term Market	7,112	0	100.0	The variation was mainly due to: (i) over-contracting registered in March / 2017, reflecting April / 2017, while in the same period of 2016, CEPISA was subcontracted.
Construction Revenue	52,430	54,501	-3.8	No effect on income, due to construction expenses, in an equivalent amount, but the variation is due to an increase in net additions in the period.
CVA Revenue	61,174	97,344	-37.2	The variation was mainly due to: (i) amounts of CVA with effects resulting from the positive constitution and amortization in 2017 (active CVA), whereas, in 2016, result was negative (passive CVA).
Other Operating Revenues	100,492	685,791	-85.3	The variation was mainly due to: (i) reclassification of the distribution revenue from the supply revenue, as informed above.
Deductions to the Operating Revenue	-288,048	-202,448	42.3	The variation was mainly due to: (i) increase in the quarter of tariff charges.
ROL	536,571	440,298	21.9	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented an increase of 64.7% in 4Q17 compared to the 4Q16, going from R$ 401.4 million in to R$ 661.2 million, presenting the variations listed below

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Personnel	-85,317	-74,500	14.5

The variation was mainly due to: (i) adjustment resulting from ACT 2016-2018 (Collective Labour Agreement), 9% from 4Q16, related to the period 2016-2017 and  4% for the period 2017-2018 from May 2017 on, (ii) admission of new employees to obey the Term of Adjustment of Conduct executed by the Public Ministry in substitution for outsourced services, by judicial decision, occurring from the second half of 2016;

Material	-4,902	-2,945	66.5

The variation was mainly due to: (i) increase in expenses with working and support material, safety, hygiene and occupational medicine as a result of the increase in employees and (ii) increase in maintenance material, repair of vehicles and fuels due to the increase in the fleet, as a result of the fact that these services are executed by the new employees hired, as informed above.

Services	-36,902	-36,709	0.5	The variation was mainly due to: (i) increase of expenses with the collection rate and (ii) services of opening and preservation of roads and deforestation.
Others	-39,625	-19,613	102.0	The variation was mainly due to: (i) ICMS tax assessment notice.
Donations and contributions	0	0	0.0
Other operating expenses	-39,625	-19,613	102
TOTAL PMSO	-166,746	-133,767	24.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Energy Purchased for Resale	-305,923	-224,105	36.5

The variation was mainly due to: (i) increase resulting from the reversal of PIS/COFINS Credit on the non-technical losses, as well as a result of the increase of the amounts ascertained under the Surplus and Deficit Compensation Mechanism.

Fuel	0	0	0.0	Not applicable.
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-46,338	-18,360	152.4

The variation was mainly due to: (i) change in the System Service Charge, due to the greater energy security of the sector. This charge is levied to subsidize the maintenance of the reliability and stability of the National Interconnected Electric System.

Construction Expense	-52,430	-54,501	-3.8	No effect on income, due to counterpart of construction revenue, in an equivalent amount, but the variation is due to net additions in the period.
Depreciation and Amortization	-11,856	-10,205	16.2	The variation was mainly due to: (i) increase of unitizations.

Operating Provisions - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
	-77,876	39,526	-297.0

The variation was mainly due to: (i) an increase in provisions for labor and civil lawsuits of R $ 37.5 million; offset by (ii) reversal of a provision for impairment, impairment of R $ 59.2 million, due to the depreciation that becomes more significant due to the proximity of the final date for the temporary provision of distribution services, namely December 2017 ( ii) reduction of commercial losses in the amount of R $ 107 million.

Financial Result - R$ Thousand	4Q17	4Q16	Variation (%)	Analysis
Financial Investments Incomes	382	0	100.0	The variation was mainly due to: (i) increase of temporary investment of funds available in the period.
Debt Charges	-62,477	-49,185	27.0

The variation was mainly due to: (i) the increase in refinancing operations with Eletrobras, (ii) charges arising from the inflow of new loans and financing, contracted with resources, to comply with the PPTSD (Temporary Service Plan for Distribution Service) of 2017.

Interest paid in arrears for energy sold	22,393	18,534	20.8	The variation was mainly due to: (i) updating of overdue credits with consumers (interests and penalties), mainly caused by campaigns for payment in installments.
Net Exchange Variations	0	0	0.0	Not applicable.
Net Monetary Correction	-29,783	-22,845	30.4

The variation was mainly due to: (i) reduction of active monetary restatements of consumer loans; (ii) a significant increase in the updating of taxes for inclusion in the Tax Regularization Program in May 2017.

Asset Update/CVA Regulatory Liability	3,276	-3,661	189.5	The variation was mainly due to: (i) reduction of updating of CVA amounts. In 2017, we had an active CVA, whereas, in 2016, we had a passive CVA.
Other Revenue/Financial Expenses	14,363	-10,864	-232.2	The variation was mainly due to: (i) reduction of default of payments to suppliers.

DFR - Investor Relations Superintendence
Marketletter - Annex III - 4Q17
Financial Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2017	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	1,184	-	678	1,184
Eletronorte	9,285	-	78	1,022	-	84	10,386
Chesf	36	1,864	8,399	1,859	-	125	12,158
Furnas	2,129	2,082	4,617	2,650	403	58	11,881
Eletronuclear	1,990	-	-	-	-	-	1,990
Eletrosul	476	-	-	1,220	-	121	1,696
CGTEE	413	-	-	-	-	-	413
Itaipu Binacional	7,000	-	-	-	-	-	7,000
Amazonas G&T	1,020	-	-	-	-	-	1,020
Distribution Companies	406	-	-	-	-	-	406
Total	22,756	3,946	13,094	7,934	403	1,066	48,134
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2017	Total (a+b+c)
Eletronorte	1,735	9,783	2,584	513	14,102
Chesf	1,620	18,912	1,653	76	22,185
Furnas	1,514	18,802	2,522	528	22,838
Eletrosul	1,564	9,513	1,092	-	12,169
Amazonas G&T	390	-	-	-	390
Total	6,823	57,010	7,851	1,117	71,684

Explanation for the difference of 228.9 km of the TL 230kV under O&M Eletronorte: actually, the TL Rio Verde-Rondonópolis belongs to Furnas. The TLs Utinga-Miramar- C1 and C2, which were registered as Integral Responsability, were allocated to Integral Responsability under O&M Regime. Besides, a connection of the SS Xingu, added 0.5 km.

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)				RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q17	2Q17	3Q17	4Q17	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte (7)	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,140.00	9,414,280	9,065,109	5,124,129	4,497,471	200.93	328.76	AUCTION PRODUCT 2014 - 2019	3,939.07
	HPP Samuel	RO	Jul-89	Sep-29	216.75	92.70	189,532	203,229	131,277	135,716	-	-	-	93.00
	HPP Curuá-Una	PA	Apr-77	Jul-28	30.30	24.00	49,951	63,433	60,932	34,699	-	-	-	2.00
	TPP Rio Madeira (1)	RO	Apr-68	Sep-18	119.35	-	-	-	-	-	-	-	-	-
	TPP Santana (4)	AP	Mar-93	Dec-24	177.74	22.30	-	-	-	-	-	-	-	-
	TPP Rio Branco I (2)	AC	Feb-98	Jul-20	18.65	-	-	-	-	-	-	-	-	-
	TPP Rio Branco II (2)	AC	Apr-81	Jul-20	32.75	-	-	-	-	-	-	-	-	-
	TPP Rio Acre	AC	Dec-94	Abr/25	45.49	-	-	-	-	-	-	-	-	-
	TPP – Santarém (5)	PA	Jun-14	- (4)	0	-	-	-	-	-	-	-	-	-
	TPP Senador Arnon Afonso Farias de Mello (3)	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (maq. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug-24	85.99	-	-	-	-	-	-	-	-	-
	TPP Araguaia (6)	MT	Apr-16	- (5)	23.10	-	23,366	25,494	31,087	30,775	-	-	-	-
Chesf	Curemas	PB	Jun-57	Nov-24	3.52	1	5.79	2.93	0.00	0.00	-	-	-	-
	Camaçari (8)	BA	Feb-79	Aug-27	-	-	0	0.00	0.00	0.00	-	-	-	-
	Casa Nova II	BA	Dec-17	Dec-37	32.9	8.9	0	0.00	367.71	15295.17
	Casa Nova III (09)	BA	Jan-18	Dec-37	28.20	9.40	0.00	0.00	0.00	3,515.86	-	-	-	-
Furnas	Mascarenhas de Moraes	MG	Apr-73	Oct-23	476.00	295.00	610,795.94	244,719.26	491,044.65	458,353.58	101	294	13th LEE 2014 - Dec 2019 14th LEE 2005 - Dec/2017	184.60
	Simplício (10)	RJ	Jun-13	Aug-41	305.70	191.30	423,063.93	243,941.52	106,575.68	180,871.23	185	217.47	1st LEN 2005 - Dec/2039	2.39
	Batalha	MG	May-14	Aug-41	52.50	48.80	23,205.38	24,184.42	29,953.37	45,252.03	47	219.11	1st LEN 2005 - Dec/2039	0.35
	Serra da Mesa (48,46%) (11)	GO	Apr-98	Nov-39	1,275.00	671.00	565,503.63	578,432.73	571,126.77	526,572.73	229	294.43	13th LEE 2014 - Dec/2019 14th LEE 2005 - Dec/2017	417.36
	Manso (70%) (11)	MT	Oct-00	Feb-35	210.00	92.00	197,229.15	152,786.02	134,032.43	171,686.47	90	215.29	1st LEN 2005 - Dec/2037 1st LEN 2005 - Dec/2039	(1.62)
	Santa Cruz (12)	RJ	Mar-67	Jul-15	500.00	401.20	373,248.76	504,771.67	729,519.16	676,475.94	351	128.79	5th LEN 2012 - Dec/2026	7.91
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	0.00	0.00	1,520.57	15,201.48	-	-	-	4.45
Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,391,964	1,148,755	689,089	974,501	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	2,571,536	2,968,054	2,993,725	3,003,584	-	-	-	-

Eletrosul	HPP Governador Jayme Canet Júnior (13)	PR	Nov-12	Jul-42	177.94	96.90	294,328	243,432	241,250	298,871	94.08	207.34	Dec-40	0.68
	HPP Passo São João	RS	Mar-12	Aug-41	77.00	41.10	117,142.30	79,491	81,708	137,803	37.00	212.57	Dec-39	2.85
	HPP São Domingos	MS	Jun-13	Dec-37	48.00	36.40	87,441.10	58,306	68,304	86,194	36.00	223.05	Dec-41	- 0.32
	PCH Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	17,647.67	17,168	8,579	11,114			NA	8.50
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	13,362.41	13,876	7,129	8,979			NA	9.94
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,441.20	24,636	28,118	25,338	10.71	209.78	Jun-32	0.34
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	18,612.27	26,120	30,262	26,379	11.00	209.78	Jun-32	0.05
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	18,532.91	26,520	29,777	26,548	10.95	209.78	Jun-32	0.09
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,931.98	32,329	35,224	31,297	4.12	161.48	Dec-35	9.30
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,848.16	11,238	12,098	10,753	1.39	161.89	Dec-35	3.20
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,251.22	8,706	9,666	8,471	1.04	163.07	Dec-35	2.56
	Megawatt Solar	SC	Sep-14	-	0.93	NA	382.94	231	286	381	-		NA	0.01
CGTEE	P. Médici (Candiota) (14)	RS	Jan-74	Jul-15	63.00	8.14	116,296	30,825	14,872	374	-	-	-	8
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	202.50	238,161	379,666	473,816	335,457	146.00	66.69	35 CCEAR´s. Dec/2024	56.55
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-		-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-		-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7,000	8,577.00	25,604,788	22,560,165	21,836,361	26,386,043	-	-	-	-
Amazonas GT (15)	HPP Balbina	AM	Jan-89	Mar-27	249.75	132.30	145,662	215,313	262,611	355,485
	TPP Aparecida	AM	Feb-84	Jul-20	166.00	150.00	0	80,839	70,611	180,738
	TPP Mauá (15)	AM	Apr-73	Jul-20	260.00	114.00	189,713	110,528	155,906	157,808
	TPP São José	AM	Feb-08	Oct-17	-	50.00	0	33,593	111,518	9,746
	TPP Flores	AM	Feb-08	Mar-19	80.00	80.00	2	128,879	173,988	171,360
	TPP Iranduba	AM	Nov-10	Mar-19	25.00	25.00	0	33,335	55,672	54,985
	TPP MAUÁ 3 (16)	AM	Sep-17	Dec-18	590.75	583		36,482	49,402	305,217
(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPP Rio Madeira.
(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(4) The energy assured of block I in TPP Santana is 13.4 Mwmed and of block II is 8.9 Mwmed. MME Ordinance No. 185, of 12/27/2012.
(5) MME Ordinance No. 4 of 01/09/2017 decides to undo the energy contracting from TPP Santarem from January 2017 onwards. MME Ordinance No. 88/2014 and MME Ordinance No.418/2014 were repealed.

(6) MME Ordinance No. 333/2015, emergentially, granted Eletronorte the installation of 20 MW until 2019 or the go-live of the structuring solution. Commercial operation authorized from 04/09/2016 onwards (Order No. 872/2016 - SCG/ANEEL of 04/08/2016)

(7) In response to Official Letter No. 729/2015 SFG/ANEEL, CE PRI 248 of 10/19/2015 establishes the go live dates of HPU's Samuel, Curuá-Uma, Tucuruí I and II and TPP Santana.

(8) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.

(9) WPP casa Nova III is still on test operation, so the whole generation corresponds to the generation under test. The assured energy  of the plant was modified by Ordinance nº 385, of December 15, 2017.

(10) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(11) Shared HPU's, but Furnas, through energy purchase contracts, receives the partner portion - considering energy assured and the total generation of each HPU.

(12) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant. Aneel was requested to extend the concession pursuant to application REQ.GCO.P.027.2013, dated 07.05.2013. Up to this moment, there is no response from the Agency.

(13) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(14) The B Phase of P. Médici, which is inoperative since 03/01/2017 due to environment issues, considers the installed capacity and the energy assured.
(15) The available power of Mauá BL 4 Plant is 14MW, according to Order AEEL nº 1,853/2016.
(16) The installed capacity of TPP Mauá 3 is in accordance with ANEEL Authorizing Resolution No. 4,950 / 2014, in the amount of 189.9 MW.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
Eletrobras Companies Average Price(R$)	1Q17	2Q17	3Q17	4Q17

RCE	262.83	243.54	226.06	239.99
FCE	129.73	145.04	157.44	156.51
Purchase of energy	187.38	190.64	189.9	195.55

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)				Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q17	2Q17	3Q17	4Q17	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	135,044	158,044	156,470	84,768	62.60	-	12.07	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	27.28	10.66	7,206	9,932	13,323	9,163	10.90	4.15	8.91	128,946.23	0.24	115.37
	Pedra	BA	Apr-78	Dec-42	18.24	3.66	7,042.86	5,255	2,114	1,944	3.74	2.20	3.68	190,361.03	0.08	115.37
	Araras (1)	CE	Feb-67	Jul-15	4.00	0.03	-	-	-	-	-	-	-	-		-
	Paulo Afonso Complex	BA	Jan-55	Dec-42	3,901.43	2,175.85	1,491,198	1,322,835	1,191,746	1,112,820	2,225.00	170.70	527.31	31,963,373.55	49.16	115.37
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,348.86	937.82	672,052	595,574	531,249	511,103	959.00	84.18	212.29	5,155,842.08	21.19	115.37
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	216.33	139.84	277,250	257,518	214,114	221,728	143.00	21.11	48.80	8,984,766.28	3.16	115.37
	Xingó	SE	Apr-94	Dec-42	2,882.59	2,091.75	1,721,045	1,403,727	1,081,827	1,079,917	2,139.00	150.12	405.55	3,057,611.30	47.26	115.37
Furnas	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	971,441.47	441,010	926,432	805,649	598.00	67.31	212.60	63.60	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	962,145.34	448,532	797,170	789,741	495.00	59.41	148.41	0.37	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	481,487.24	250,170	333,181	393,289	185.00	26.52	44.21	0.17	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,576,380.71	941,771	1,265,168	921,180	726.00	76.99	202.56	0.29	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	221,088.99	181,646	183,662	172,910	121.00	19.61	28.01	0.24	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	230,575.60	179,984	204,880	223,996	209.00	29.46	60.75	0.22	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-		-		-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
(1) The assured energy of Araras is 0.03 mW average, according to MME Ordinance No. 58 of 07/30/2012.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)				RCE			FCE
		(States)			(MW)	(MW Average)	1Q17	2Q17	3Q17	4Q17	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	531.00	346,506	299,374	256,492	235,090	531.00	-	-	477.90
Furnas	Itumbiara (1)	GO/MG	Feb-80	Feb-20	2082.00	1,015.00	1,100,000.47	296,426	1,342,263	1,278,193	278.00	294.43	13th LEE 2014 - Dec/2019 14th LEE 2005 - Dec/2017	708.13

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in  Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

* 10% of Sobradinho's assured energy is allocated for hedge

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q17		2Q17		3Q17		4Q17
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	123.9	566,849.6	122.6	563,361.6	125.1	567,543.6	125.7	573,646.3
	Others	711.4	5,191,947.2	618.3	4,444,066.9	1,246.3	7,182,530.8	987.3	6,350,643.9
Chesf	Eletrobras System	-	-	-	-	-	-	-	-
	Others	208.8	1,538,320.6	242.5	1,701,325.2	250.2	1,617,920.2	220.8	1,592,957.6
Furnas	Eletrobras System	73.1	285,728.4	50.7	195,293.9	52.0	195,907.8	49.7	187,497.0
	Others	974.6	5,056,773.3	966.0	4,762,242.9	995.2	4,820,190.6	940.5	4,526,742.1
Eletronuclear	Eletrobras System	34.7	152,755.1	34.7	154,523.9	34.7	156,222.0	34.7	156,292.8
	Others	737.3	3,241,746.8	737.3	3,279,284.4	737.3	3,315,177.5	737.3	3,316,606.2
Eletrosul	Eletrobras System	-	-	-	-	-	-	-	-
	Others	106.6	522,410.9	104.0	505,869.6	114.4	526,734.8	132.5	539,690.3
CGTEE	Eletrobras System	76.1	639,478.7	71.8	639,479.3	51.7	319,680.8	21.3	319,910.9
	Others	0.5	0.0	5.8	50,400.0	115.0	315,120.0	128.5	378,465.0
Itaipu Binacional	Eletrobras System	834.0	21,773,551.9	844.6	19,560,850.0	837.0	18,517,085.0	844.2	22,376,419.5
	Others	113.7	3,644,356.0	79.1	2,837,603.0	75.9	3,169,017.0	112.1	3,803,301.0
Amazonas GT	Eletrobras System	110.6	694,023.5	144.9	822,264.0	144.0	705,269.9	159.7	801,929.7
	Others	-	-	-	-	-	-	-	-

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q17		2Q17		3Q17		4Q17
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.20	6,932.39	0.16	6,005.50	0.15	6,120.04	0.14	3,575.52
	Others	3.74	127,546.68	4.07	151,795.39	3.86	150,350.01	3.55	81,076.01
Chesf	Eletrobras System	27.96	691,970.18	27.86	489,259.39	26.41	450,371.41	27.20	450,167.44
	Others	330.18	10,890,060.60	328.97	11,216,107.02	326.19	11,383,625.41	322.75	11,378,469.78
Furnas	Eletrobras System	10.95	396,079.34	7.90	400,294.90	7.96	404,693.75	8.09	404,510.46
	Others	204.93	4,647,694.66	199.65	4,697,161.10	201.17	4,748,778.25	204.42	4,746,627.54
Eletronuclear	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q17		2Q17		3Q17		4Q17
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	214.23	3,755,334.67	227.03	4,198,077.60	-370.92	-2,375,162.40	-62.36	-2,162,072.78
Chesf	45.18	422,419.11	119.27	-51,558.68	19.41	-321,887.52	-56.24	-196,186.61
Furnas	-16.69	-	-26.57	-	-63.79	-	99.80	-
Eletronuclear	-	-	-	-	-	-	-	-
Eletrosul	1.01	47,325.62	2.61	45,059.71	0.19	1,980.11	0.47	-17,981.55
CGTEE	36.38	381,028.64	33.84	268,296.10	25.45	95,798.23	14.96	18,864.68
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	19.16	-168,160.61	126.82	-169,102.55	157.05	36,268.80	-	-

II.1.4 Energy purchased for Resale
Company	Buyer	1Q17		2Q17		3Q17		4Q17
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-	-	-	-	-
	Others	62.85	265,122.40	20.43	263,589.63	333.73	2,634,590.75	133.95	2,440,564.00
Chesf	Eletrobras System	-	-	-	-	-	-	-	-
	Others	64.21	356,390.24	65.19	362,126.09	92.00	516,215.47	90.27	504,978.56
Furnas	Eletrobras System	-	-	-	-	-	-	-	-
	Others	152.17	840,450.12	179.57	956,330.15	204.88	1,017,155.56	181.48	966,321.17
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	60.41	335,276.70	99.24	552,429.95	116.49	641,776.40	117.16	645,074.31
	Others	-	-	-	-	-	-	-	-
CGTEE	Eletrobras System	55.42	291,735.00	56.01	294,840.00	58.32	298,080.00	58.29	297,945.00
	Others	-	-	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q17	2Q17	3Q17	4Q17
Eletronorte	145.06	147.97	176.95	160.74
Chesf	135.70	145.36	142.60	139.08
Furnas	196.11	205.07	208.77	210.06
Eletronuclear	227.43	224.82	222.39	222.29
Eletrosul	204.09	205.57	217.21	245.58
CGTEE	118.96	112.21	161.76	66.69
Itaipu Binacional (1)	22.60	22.60	22.60	22.60
Amazonas GT	159.38	176.21	204.22	199.08
(1) Amounts in U$/KW.
*Simplício and Santa Cruz with estimated values. Data will be released on 11/03/2017.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q17	2Q17	3Q17	4Q17
Eletronorte	29.30	26.78	25.65	43.56
Chesf	30.80	30.18	29.80	29.58
Furnas	42.80	40.72	40.58	41.26
Eletronuclear	n/a	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a	n/a
Itaipu	n/a	n/a	n/a	n/a
Amazonas GT	n/a	n/a	n/a	n/a

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q17		2Q17		3Q17		4Q17
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-	-	-	-	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Gas	m3	-	-	-	-	-	-	-	-
Furnas	Special Diesel Oil	Litre							-	-
	Fuel Oil B1	Ton	-	-	-	-	-	-	-	-
	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Gas	m3	173,775,939	150	78,342,917	84	218,419,508	158	220,483,726	157
Eletronuclear	Uranium	kg	94,186	101	98,888	103	88,438	92	93,609	100
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	366,963	26	384,239	28	108,131	8	286,444	20
	Fuel Oil	kg	4,561,513	7	2,747,420	5	1,732,455	3	2,239,937	4
	Diesel Oil	Litre	37,800	0	22,576	0	35,964	0	29,270	0
	Quicklime	kg	12,086,310	9	20,889,360	9	23,669,980	9	16,487,835	7
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	gas	m3	-	-	10,735	15,877	14,368	21,251	86,012,986	135,958,052

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	1,620	-	-	1,620
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	390	-	-	389
Total	-	-	1,047	844	-	161	4,366	393	13	6,822

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,376	960	203	9,783
Chesf	-	-	-	5,373	-	-	12,822	463	255	18,912
Furnas	2,698	1,612	-	4,028	-	6,145	2,038	2,117	165	18,802
Eletrosul	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	422	14,817	-	6,145	25,179	5,459	679	57,010

III.2 Transmission Losses - %
Empresa Eletrobras	4Q17
Eletronorte	1.06%
Chesf	2.02%
Furnas	1.84%
Eletrosul	1.27%
Amazonas GT	0.25%

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.17(R$ Million)(1)	Readjustment Index
Eletronorte	TL 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.32	3.60%
	TL 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	17.83	3.60%
	TL 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.70	3.60%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.00	3.60%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	1.95	7.48%
	TL 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.47	3.60%
	TL 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.00	3.60%
	TL 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.05	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.47	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.32	3.60%
	TL 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	19.80	3.60%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.02	1.04%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	6.85	1.04%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.06	1.04%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.84	1.04%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.12	1.04%
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.51	1.04%
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.51	1.04%
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.91	1.04%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.62	1.04%
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.71	1.04%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.90	1.04%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.66	1.04%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.29	1.04%
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.86	1.04%
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.27	1.04%
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	-	-
	Mossoró IV-Mossoró II, C1	36.10	230	Oct-17	Jun-42	1.21	1.04%
	Teresina II-Teresina III, C1	22.80	230	Oct-17	Dec-41	1.05	1.04%
	Teresina II-Teresina III, C2	22.80	230	Oct-17	Dec-41	1.05	1.04%
	Morro do Chapéu II-Irecê	63.80	230	Dec-17	Oct-41	1.58	1.04%

Furnas	TL 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	-	14.89	IGPM
	TL 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	-	4.31	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	-	2.21	IPCA
	LT 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	-	2.21	IPCA
	TL 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	-	9.06	IPCA
	TL 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 230 kV PIRINEUS /XAVANTES C-2 GO (1)	50.00	230	Mar-16	-	-	-
	TL 138 kV BATALHA / PARACATU (3)	85.00	138	Sep-13	-	(2)	-
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (3)	119.00	138	Jun-13	-	(2)	-
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (3)	119.00	138	Jun-13	-	(2)	-
	TL 230 kV MANSO / NOBRES (3)(4)	66.00	230	Nov-00	-	(2)	-
	TL 138 kV MANSO / NOBRES (5)	70.00	138	Aug-99	Feb-35	(2)	-
Eletrosul	TL 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.37	IPCA
	TL 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.63	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.21	IPCA
	TL 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.36	IPCA
	TL 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.59	IGPM
	TL 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	49.13	IGPM
	TL 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	18.92	IGPM
	TL 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	39.40	IGPM
	TL500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	36.02	IGPM
	TL 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	33.56	IGPM
	TL 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	Isolated System. No AAR.	-
	TL 525 kV Candiota - Melo (Uruguay border)	60.00	525	Jul-15	Dec-40	Isolated System. No AAR.	-
Amazonas G&T	TL 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	without definition	0.15	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.73	230	May-14	without definition	0.79	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.73	230	May-14	without definition	0.79	-
	TL 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	without definition	0.55	-
	TL 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Jul-13	without definition	0.55	-
	TL 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.12	230	Sep-98	without definition	0.00	-
	TL 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	without definition	4.32	-
	TL 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	without definition	4.51	-
	TL 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Apr-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Apr-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Sep-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Jul-89	Mar-27	(6)	-
(1) At the moment Furnas is not receiving AAR, regarding CC 014/2011 - LT Xavantes-Pirineus, because it does not have a Release Term issued by the ONS for such undertaking.
(2) Generation enterprises

(3) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Batalha-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(4) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(5) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(6) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.2017(R$ Million)(1)	Readjustment Index
Eletronorte	TL 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138	Apr-81	Dec-42	1.70	3.60%
	TL 138 kV COXIPÓ /SÃO TADEU C-1 MT	44.17	138	Jan-10	Dec-42	1.80	3.60%
	TL 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	0.00	-
	TL 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT (2) A TL JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) foi seccionada na SE Complexo do Prata em 18/07/2017.	-	138	May-09	Dec-42	0.00	-
	TL 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	0.00	-
	TL 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	0.00	-
	TL 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.09	3.60%
	TL 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.61	3.60%
	TL 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.20	3.60%
	TL 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.81	3.60%
	TL 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.12	3.60%
	TL 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.83	3.60%
	TL 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.46	3.60%
	TL 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	TL 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	TL 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.04	3.60%
	TL 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.17	3.60%
	TL 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.79	3.60%
	TL 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.09	3.60%
	TL 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	TL 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	TL 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.54	3.60%
	TL 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.16	3.60%
	TL 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.12	3.60%
	TL 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.75	3.60%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.64	3.60%
	TL 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.32	3.60%
	TL 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.16	3.60%
	TL 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT	93.80	230	Nov-12	Dec-42	6.36	3.60%
	TL 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	3.56	-
	TL 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.47	3.60%
	TL 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.10	3.60%
	TL 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.23	3.60%
	TL 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.84	3.60%
	TL 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	12.84	3.60%
	TL 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.11	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	TL 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.48	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.43	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.40	3.60%
	TL 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	3.60%
	TL 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.80	3.60%
	TL 230 kV TUCURUI /ALTAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.33	3.60%
	TL 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.32	3.60%
	TL 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	TL 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	TL 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.47	3.60%
	TL 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.25	3.60%
	TL 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	2.65	3.60%
	TL 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	2.65	3.60%
	TL 230 kV XINGU /RL (TUCURUI / ALTAMIRA) C-1 PA	0.52	230	Oct-14	Dec-42	0.01	3.60%
	TL 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.06	3.60%
	TL 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.22	3.60%
	TL 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.41	3.60%
	TL 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	30.45	3.60%
	TL 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.36	3.60%
	TL 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.36	3.60%
	TL 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.08	3.60%
	TL 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.08	3.60%
	TL 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.85	3.60%
	TL 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA	142.60	500	Dec-12	Dec-42	23.80	3.60%
	TL 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	8.80
	TL 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.20	3.60%
	TL 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.64	3.60%
	TL 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.62	3.60%
	TL 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.57	3.60%
	TL 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	3.60%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	108.00	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	109.00	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	87.00	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	5.09	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	13.00	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	20.00	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	4.00	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	12.60	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	17.00	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	130.00	69	Dec-01	Dec-42	*	-
	Samuel (Plant) - Samuel (SS)	1.40	69	Jan-80	Dec-42	*	-
	São Luiz II - TPP São Luiz	1.40	69	Dec-85	Dec-42	*	-
	Curuá-Uma - Tapajós	0.05	230	Jan-82	Dec-42	*	-
	Tucuruí-Usinas/ Tucuruí - substation - C1	2.85	230	Jul-89	Sep-29	*	-
	Tucuruí-Usinas/ Tucuruí - substation - C2	68.80	138	Jan-06	Jul-28	*	-
	Tucuruí-Usinas/ Tucuruí - substation	10.71	500	Nov/84 to May/05	Jul-24	*	-

Chesf	TL 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	1.02%
	TL 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.06	1.02%
	TL 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	1.02%
	TL 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.01	1.02%
	TL 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
	TL 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
	TL 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	1.02%
	TL 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	1.02%
	TL 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	1.02%
	TL 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	1.02%
	TL 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	1.00	1.02%
	TL 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	0.00	-
	TL 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	1.02%
	TL 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.16	1.02%
	TL 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	1.32	1.02%
	TL 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.38	1.02%
	TL 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.47	1.02%
	TL 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.44	1.02%
	TL 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.89	1.02%
	TL 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.53	1.02%
	TL 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.22	1.02%
	TL 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.53	1.02%
	TL 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.37	1.02%
	TL 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	1.02%
	TL 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	5.96	1.02%
	TL 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	4.67	1.02%
	TL 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	4.70	1.02%
	TL 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.88	1.02%
	TL 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.88	1.02%
	TL 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.76	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	4.95	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.89	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.89	1.02%
	TL 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.77	1.02%
	TL 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.65	1.02%
	TL 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	14.93	1.02%
	TL 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.75	1.02%
	TL 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.61	1.02%
	TL 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	9.70	1.02%
	TL 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	10.56	1.02%
	TL 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.52	1.02%
	TL 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	6.78	1.02%
	TL 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.81	1.02%
	TL 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	16.65	1.02%
	TL 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	1.53	1.02%
	TL 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	6.33	1.02%
	TL 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.17	1.02%
	TL 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.16	1.02%
	TL 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.54	1.02%
	TL 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.08	1.02%
	TL 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.08	1.02%
	TL 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.10	1.02%
	TL 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	22.94	1.02%
	TL 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.15	1.02%
	TL 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	7.08	1.02%
	TL 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	7.03	1.02%
	TL 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.30	1.02%
	TL 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.15	1.02%
	TL 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.15	1.02%
	TL 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.12	1.02%
	TL 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.65	1.02%
	TL 230 kV CAMACARI II /BRASKEM C-2 BA	-	-	-	-	0.54	1.02%
	TL 230 kV CAMACARI II /BRASKEM C-1 BA	-	-	-	-	0.54	1.02%
	TL 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.31	1.02%
	TL 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.95	1.02%
	TL 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.04	1.02%
	TL 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	4.98	1.02%
	TL 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.65	1.02%
	TL 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.33	1.02%
	TL 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.31	1.02%
	TL 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	2.04	1.02%
	TL 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	2.04	1.02%
	TL 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.09	1.02%
	TL 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.45	1.02%
	TL 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.45	1.02%
	TL 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.09	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.37	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.64	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.67	1.02%
	TL 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.54	1.02%
	TL 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.82	1.02%
	TL 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.79	1.02%
	TL 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	1.02%
	TL 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	2.49	1.02%
	TL 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.44	1.02%
	TL 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
	TL 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
	TL 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.12	1.02%
	TL 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	1.02%
	TL 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%

TL 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
TL 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.80	1.02%
TL 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.80	1.02%
TL 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
TL 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
TL 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.48	1.02%
TL 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.47	1.02%
TL 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.36	1.02%
TL 230 kV GARANHUNS II /ANGELIM C-3 PE	-	-	-	-	0.22	1.02%
TL 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.16	1.02%
TL 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.16	1.02%
TL 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.38	1.02%
TL 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	3.01	1.02%
TL 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	2.66	1.02%
TL 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.27	1.02%
TL 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	6.78	1.02%
TL 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	9.37	1.02%
TL 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.46	1.02%
TL 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
TL 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
TL 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.05	1.02%
TL 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
TL 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
TL 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.17	1.02%
TL 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.71	1.02%
TL 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.71	1.02%
TL 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	5.54	1.02%
TL 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	0.00	-
TL 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	4.75	1.02%
TL 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	8.84	1.02%
TL 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	0.00	-
TL 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
TL 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
TL 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.83	1.02%
TL 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.83	1.02%
TL 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.08	1.02%
TL 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	13.40	1.02%
TL 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.14	1.02%
TL 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.00	1.02%
TL 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	3.78	1.02%
TL 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.38	1.02%
TL 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.13	1.02%
TL 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.89	1.02%
TL 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.89	1.02%
TL 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.02	1.02%
TL 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.02	1.02%
TL 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.14	1.02%
TL 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.11	1.02%
TL 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.07	1.02%
TL 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	12.91	1.02%
TL 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.37	1.02%
TL 230 kV P.AFONSO III /BOM NOME C-1 AL/PE (PAF - Tacaratu - Bom Nome)	184.50	230	Oct-61	Dec-42	2.36	1.02%
TL 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.91	1.02%
TL 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	4.87	1.02%
TL 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	2.84	1.02%
TL 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.25	1.02%
TL 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.25	1.02%
TL 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	9.76	1.02%
TL 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	9.75	1.02%
TL 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	-	-	-	-	0.06	1.02%
TL 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	1.02%
TL 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	1.02%
TL 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	5.78	1.02%
TL 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	5.72	1.02%
TL 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.38	1.02%
TL 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	0.00	-
TL 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.05	1.02%
TL 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.28	1.02%
TL 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	1.02%
TL 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	2.00	230	Jan-77	Dec-42	0.20	1.02%
TL 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.78	1.02%
TL 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.78	1.02%
TL 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	1.02%
TL 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	1.02%
TL 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.12	1.02%
TL 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.38	1.02%
TL 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.87	1.02%
TL 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.86	1.02%
TL 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
TL 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
TL 230 kV RECIFE II /PIRAPAMA II C-2 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
TL 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%

	TL 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	5.82	1.02%
	TL 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	6.60	1.02%
	TL 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.92	1.02%
	TL 230 kV RUSSAS II /MOSSORO II C-1 CE/RN (Russas - Quixerê - Mossoró)	75.60	230	Apr-81	Dec-42	5.65	1.02%
	TL 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	13.12	1.02%
	TL 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	12.65	1.02%
	TL 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.35	1.02%
	TL 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.72	1.02%
	TL 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	1.90	1.02%
	TL 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.35	1.02%
	TL 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	0.00	-
	TL 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.18	1.02%
	TL 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.18	1.02%
	TL 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	222.90	230	Sep-81	Dec-42	16.14	1.02%
	TL 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	11.55	1.02%
	TL 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.78	1.02%
	TL 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
	TL 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
	TL 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.15	1.02%
	TL 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
	TL 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
	TL 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.52	1.02%
	TL 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.52	1.02%
	TL 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	2.53	1.02%
	TL 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	2.53	1.02%
	TL 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.27	1.02%
	TL 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	30.00	1.02%
	TL 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	31.42	1.02%
	TL 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.18	1.02%
	TL 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	2.97	1.02%
	TL 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	45.75	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	29.33	1.02%
	TL 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	49.32	1.02%
	TL 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	27.04	1.02%
	TL 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	27.09	1.02%
	TL 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	45.75	1.02%
	TL 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	40.77	1.02%
	TL 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	39.16	1.02%
	TL 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	6.88	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	9.90	1.02%
	TL 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	1.12	1.02%
	TL 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.09	1.02%
	TL 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	25.13	1.02%
	TL 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	42.97	1.02%
	TL 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	30.71	1.02%
	TL 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.06	1.02%
	TL 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.04	1.02%
	TL 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	38.38	1.02%
	TL 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.32	1.02%
	TL 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	38.83	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	43.41	1.02%
	TL 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	42.48	1.02%
	TL 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	58.16	1.02%
	TL 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	53.48	1.02%
	TL 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	29.41	1.02%
	TL 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	40.31	1.02%
	TL 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.16	1.02%
	TL 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.16	1.02%
	TL 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
Furnas	TL 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81		0.10	IPCA
	TL 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81		0.10	IPCA
	TL 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73		0.27	IPCA
	TL 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73		0.27	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76		1.06	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98		1.09	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98		1.61	IPCA
	TL 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89		0.26	IPCA
	TL 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89		0.31	IPCA
	TL 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81		2.74	IPCA
	TL 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77		7.74	IPCA
	TL 138 kV C. PAULISTA /VOTLA REDONDA C-1 SP/RJ	105.00	138	Nov-86		8.46	IPCA
	TL 138 kV C. PAULISTA /VOTLA REDONDA C-2 SP/RJ	105.00	138	Jun-87		6.59	IPCA
	TL 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73		0.60	IPCA
	TL 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73		0.60	IPCA
	TL 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09		0.89	IPCA

TL 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	1.01	IPCA
TL 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	0.16	IPCA
TL 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	1.24	IPCA
TL 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	1.24	IPCA
TL 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	0.12	IPCA
TL 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	disconnected	138	-	0.09	IPCA
TL 138 kV JACAREPAGUA /COSMOS C-1 RJ	disconnected	138	-	0.22	IPCA
TL 138 kV JACAREPAGUA /PALMARES C-1 RJ	portioned	138	-	0.26	IPCA
TL 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	disconnected	138	-	0.30	IPCA
TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	disconnected	138	-	0.13	IPCA
TL 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	portioned	138	-	1.77	IPCA
TL 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	portioned	138	-	1.77	IPCA
TL 138 KV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	0.00
TL 138 KV PACIÊNCIA / PALMARES	5.30	138	Jul-14	0.00
TL 138 KV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	0.00
TL 138 KV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	0.00
TL 138 KV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	0.00
TL 138 KV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	0.00
TL 138 kV JACAREPAGUA /MATO ATLO C-1 RJ	16.00	138	Sep-73	0.15	IPCA
TL 138 kV JACUACANGA /BRISAMAR C-1 RJ	44.00	138	Aug-81	3.55	IPCA
TL 138 kV MURIQUI /BRISAMAR C-1 RJ	20.00	138	Apr-71	0.16	IPCA
TL 138 kV PALMARES /MATO ATLO C-1 RJ	13.00	138	Sep-73	0.12	IPCA
TL 138 kV PARQUE EMAS /C. MAGALHAES C-1 GO/MT	80.50	138	Nov-13	5.14	IPCA
TL 138 kV RIO CLARO /PARQUE EMAS C-1 GO	87.50	138	Nov-13	5.52	IPCA
TL 138 kV RIO VERDE FUR /C. DOURADA C-2 GO	174.00	138	Aug-77	10.99	IPCA
TL 138 kV RIO VERDE FUR /RIO CLARO C-1 GO	87.00	138	Nov-13	5.35	IPCA
TL 138 kV ROCHA LEAO /MAGE C-1 RJ	108.00	138	Jan-73	0.61	IPCA
TL 138 kV ROCHA LEAO /MAGE C-2 RJ	108.00	138	Jan-73	0.61	IPCA
TL 138 kV SANTA CRUZ /BRISAMAR C-1 RJ	20.00	138	Oct-77	1.61	IPCA
TL 138 kV SANTA CRUZ /BRISAMAR C-2 RJ	13.00	138	Apr-71	0.11	IPCA
TL 138 kV SANTA CRUZ /PALMARES C-1 RJ	14.00	138	Jul-14	0.09	IPCA
TL 138 kV SANTA CRUZ /PALMARES C-2 RJ	14.00	138	Sep-73	0.09	IPCA
TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	0.04	IPCA
TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	0.04	IPCA
TL 138 kV SAO JOSE /MAGE C-1 RJ	46.00	138	Jun-01	2.28	IPCA
TL 138 kV SAO JOSE /MAGE C-2 RJ	46.00	138	Jun-01	2.28	IPCA
TL 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	0.06	IPCA
TL 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	0.06	IPCA
TL 138 kV ZONA OESTE /JACAREPAGUA C-1 RJ	24.10	138	Mar-16	0.37	IPCA
TL 138 kV ZONA OESTE /JACAREPAGUA C-2 RJ	24.10	138	Mar-16	0.37	IPCA
TL 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-82	3.42	IPCA
TL 230 kV BARRO ATLO /AGUAS LINDAS C-1 GO	102.00	230	Mar-82	11.60	IPCA
TL 230 kV BARRO ATLO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	9.88	IPCA
TL 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	0.16	IPCA
TL 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Nov-06	0.16	IPCA
TL 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Nov-06	1.11	IPCA
TL 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	0.46	IPCA
TL 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	18.97	IPCA
TL 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	18.42	IPCA
TL 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Nov-06	4.54	IPCA
TL 230 kV RIO VERDE FUR / BARRA PEIXE C-1 GO/MT	240.00	230	Nov-87	27.27	IPCA
TL 230 kV RIO VERDE FUR / BARRA PEIXE C-2 GO/MT	240.00	230	Feb-94	15.96	IPCA
TL 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	175.00	230	Dec-86	23.43	IPCA
TL 230 kV RIO VERDE FUR /RONDONOPOLIS GO/MT (1)	432.00	230	Nov-82	21.88	IPCA
TL 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00	230	Oct-99	9.57	IPCA
TL 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	3.48	IPCA
TL 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	3.48	IPCA
TL 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	0.66	IPCA
TL 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	0.66	IPCA
TL 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	3.09	IPCA
TL 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-01	16.89	IPCA
TL 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Feb-71	1.90	IPCA
TL 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Feb-71	1.82	IPCA
TL 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	24.18	IPCA
TL 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	23.87	IPCA
TL 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	3.46	IPCA
TL 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	2.31	IPCA
TL 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	2.77	IPCA
TL 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-03	1.54	IPCA
TL 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	2.20	IPCA
TL 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	13.70	IPCA
TL 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	13.70	IPCA
TL 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	30.64	IPCA
TL 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	34.49	IPCA
TL 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	39.11	IPCA
TL 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	12.16	IPCA
TL 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Feb-70	2.06	IPCA
TL 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Mar-69	0.50	IPCA
TL 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Feb-70	4.14	IPCA
TL 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Mar-69	0.32	IPCA
TL 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	3.46	IPCA
TL 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	3.48	IPCA
TL 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	1.84	IPCA
TL 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	1.15	IPCA
TL 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	2.29	IPCA
TL 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	2.29	IPCA
TL 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	9.79	IPCA
TL 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	9.79	IPCA
TL 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	0.58	IPCA
TL 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	3.18	IPCA

	TL 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66		3.22	IPCA
	TL 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83		12.66	IPCA
	TL 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84		12.77	IPCA
	TL 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73		3.15	IPCA
	TL 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77		27.72	IPCA
	TL 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73		3.51	IPCA
	TL 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69		3.46	IPCA
	TL 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70		3.44	IPCA
	TL 345 kV L.C.BARRETO /VOTLA GRANDE C-1 SP/MG	112.00	345	Jun-73		0.79	IPCA
	TL 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-01		19.20	IPCA
	TL 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75		1.35	IPCA
	TL 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64		0.38	IPCA
	TL 345 kV P. COLOMBIA /VOTLA GRANDE C-1 MG	45.00	345	Jun-73		0.79	IPCA
	TL 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG		345			2.78	IPCA
	TL 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Mar-05		0.00
	TL 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Mar-05		0.00
	TL 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05		4.40	IPCA
	TL 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Mar-05		3.91	IPCA
	TL 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74		4.32	IPCA
	TL 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)		500			4.49	IPCA
	TL 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	May-04		0.00
	TL 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	May-04		0.00
	TL 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77		14.78	IPCA
	TL 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Dec-79		25.60	IPCA
	TL 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91		8.87	IPCA
	TL 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77		22.93	IPCA
	TL 500 kV ANGRA FUR /SAO JOSE C-1 RJ	133.00	500	Dec-98		29.60	IPCA
	TL 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Dec-98		19.36	IPCA
	TL 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76		38.06	IPCA
	TL 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76		39.17	IPCA
	TL 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77		49.64	IPCA
	TL 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Jul-02		11.80	IPCA
	TL 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Dec-79		12.46	IPCA
	TL 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83		18.47	IPCA
	TL 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88		40.29	IPCA
	TL 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99		56.98	IPCA
	TL 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Mar-03		19.14	IPCA
	TL 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Mar-03		5.79	IPCA
	TL 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79		36.95	IPCA
	TL 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79		38.28	IPCA
	TL 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	portioned	500			43.40	IPCA
	TL 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 1	6.10	500	Apr-76		0.00
	TL 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 1	199.30	500	Apr-76		0.00
	TL 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	portioned	500			43.18	IPCA
	TL 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 2	6.20	500	Aug-76		0.00
	TL 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 2	198.40	500	Aug-76		0.00
	TL 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Jul-02		30.94	IPCA
	TL 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99		56.98	IPCA
	TL 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98		55.42	IPCA
	TL 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99		55.31	IPCA
	TL 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84		3.47	IPCA
	TL 500 kV ZONA OESTE /GRAJAU C-1 RJ	portioned	500			15.14	IPCA
	TL 500 kV GRAJAÚ - NOVA IGUAÇU	48.50	500	Mar-11		0.00
	TL 500 kV ZONA OESTE - NOVA IGUAÇU	32.00	500	Mar-11		0.00
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP	792.00	600	Mar-85		16.17	IPCA
	TL 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85		0.00
	TL 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85		0.00
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP	792.00	600	Mar-85		16.17	IPCA
	TL 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87		0.00
	TL 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87		0.00
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP	820.00	600	Aug-87		16.74	IPCA
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP	820.00	600	Aug-87		16.74	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89		106.35	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86		106.68	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89		109.32	IPCA
	TL 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89		87.52	IPCA
	TL 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82		87.19	IPCA
	TL 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00		10.20	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89		100.73	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82		100.40	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01		11.70	IPCA
Eletrosul	TL 69 kV Salto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***
	TL 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.38	IPCA
	TL 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.16	IPCA
	TL 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.55	IPCA
	TL 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.39	IPCA
	TL 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.55	IPCA
	TL 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.39	IPCA
	TL 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.56	IPCA
	TL 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	IPCA
	TL 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.88
	TL 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.62	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	5.06	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	TL 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.44	IPCA
	TL 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.79	IPCA
	TL 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	TL 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	TL 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.52	IPCA

TL 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.74	IPCA
TL 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.37	IPCA
TL 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***
TL 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.69	IPCA
TL 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	2.13	IPCA
TL 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.50	IPCA
TL 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
TL 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	1.04	IPCA
TL 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.90	IPCA
TL 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.28	IPCA
TL 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	0.99	IPCA
TL 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.52	IPCA
TL 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.26	IPCA
TL 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	10.21	IPCA
TL 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
TL 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
TL 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.94	IPCA
TL 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	1.02	IPCA
TL 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	5.07	IPCA
TL 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.46	IPCA
TL 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	11.14	IPCA
TL 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	9.59	IPCA
TL 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	8.25	IPCA
TL 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	8.25	IPCA
TL 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.81	IPCA
TL 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	6.04	IPCA
TL 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.25	IPCA
TL 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.01	IPCA
TL 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.27	IPCA
TL 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	5.57	IPCA
TL 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	6.93	IPCA
TL 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.57	IPCA
TL 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.67	IPCA
TL 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.67	IPCA
TL 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	3.85	IPCA
TL 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	3.54	IPCA
TL 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
TL 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	6.05	IPCA
TL 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	4.22	IPCA
TL 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	9.57	IPCA
TL 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	9.57	IPCA
TL 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.52	IPCA
TL 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.63	IPCA
TL 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.72	IPCA
TL 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.56	IPCA
TL 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	5.09	IPCA
TL 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	5.26	IPCA
TL 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	6.16	IPCA
TL 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	11.96	IPCA
TL 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.44	IPCA
TL 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.70	IPCA
TL 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.70	IPCA
TL 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.43	IPCA
TL 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.31	IPCA
TL 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.58	IPCA
TL 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.90	IPCA
TL 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.60	IPCA
TL 230 kV GRAVATAI 2 CIAG /GRAVATAI 3 C-1 RS	-	230	Nov-07	Dec-42	It does not belong to ESul (CEEE)	IPCA
TL 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.04	IPCA
TL 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
TL 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	6.37	IPCA
TL 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	2.61	IPCA
TL 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	2.50	IPCA
TL 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
TL 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
TL 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.33	IPCA
TL 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
TL 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
TL 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.47	IPCA
TL 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	2.13	IPCA
TL 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	8.26	IPCA
TL 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.67	IPCA
TL 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	5.03	IPCA
TL 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.69	IPCA
TL 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	0.98	IPCA
TL 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	10.51	IPCA
TL 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.63	IPCA
TL 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
TL 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
TL 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.78	IPCA
TL 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	4.18	IPCA
TL 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	4.20	IPCA
TL 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Dec-79	Dec-42	4.54	IPCA
TL 230 kV S. OSORIO /U.S.OSORIO C-1 A C-6 PR	2.28	230	Nov-75	Dec-42	-	IPCA
TL 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.64	IPCA
TL 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	28.39	IPCA
TL 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.65	IPCA
TL 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.69	IPCA
TL 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	22.72	IPCA

	TL 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	30.39	IPCA
	TL 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	22.32	IPCA
	TL 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	7.45	IPCA
	TL 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	17.49	IPCA
	TL 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	26.20	IPCA
	TL 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	6.49	IPCA
	TL 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.03	IPCA
	TL 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	4.32	IPCA
	TL 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	10.19	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.13	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.13	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.05	IPCA
	TL 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	15.71	IPCA
	TL 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	21.34	IPCA
	TL 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	24.08	IPCA
	TL 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.85	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.11	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.11	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	IPCA
	TL 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	10.14	IPCA
	TL 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	4.12	IPCA
	TL 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	40.57	IPCA
* Enterprises in operation which do not have right to AAR.
(1) Operational agreement between Furnas and Eletronorte.

 *** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these assets.

AAR Consolidation 4Q17 - (R$ million)
Company	Corporate AAR
Chesf	R$ 3,147.54
Eletronorte	R$ 1,946.65
Eletrosul	R$ 1,382.64
Furnas	R$ 4,720.11
Amazonas GT	R$ 46.86
Total	R$ 11,243.80

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 12.31.17 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	mai/02	dez/42	3.16	3.60%
	ALTAMIRA	180.3	PA	jun/98	dez/42	11.35	3.60%
	ALUMAR					0.32	3.60%
	ARIQUEMES	120.3	RO	ago/94	dez/42	1.80	3.60%
	BARRA PEIXE	150.6	MT	nov/93	dez/42	13.70	3.60%
	BOA VISTA	301.7	RR	jul/01	dez/42	1.04	3.60%
	C. MAGALHAES	15.1	MT	out/81	dez/42	1.97	3.60%
	CAMETA	23.6	PA	ago/98	dez/42	2.72	3.60%
	CARAJAS	0.3	PA	nov/06	dez/42	1.23	3.60%
	CASTANHAL		PA	jun/12	dez/42	1.81	3,6% No transformer
	COELHO NETO	130.0	MA	jan/00	dez/42	5.24	3.60%
	COLINAS	1.5	TO	mar/99	dez/42	23.81	3.60%
	COXIPO	621.2	MT	jul/87	dez/42	25.31	3.60%
	CVRD					0.80	3.60%
	GUAMA	454.0	PA	dez/81	dez/42	8.43	3.60%
	IMPERATRIZ	1,842.2	MA	dez/82	dez/42	89.40	3.60%
	INTEGRADORA	-	PA	jul/13	dez/42	0.65	3.60%
	JARU	90.2	RO	set/97	dez/42	4.33	3.60%
	JAURU	600.5	MT	jun/03	dez/42	3.23	3.60%
	JI-PARANA	380.6	RO	set/94	dez/42	6.39	3.60%
	MARABA	1,063.8	PA	out/81	dez/42	46.59	3.60%
	MIRACEMA	362.5	TO	mar/99	dez/42	28.24	3.60%
	MIRAMAR		PA	mai/16	dez/42	1.27	3,6% No transformer
	MIRANDA II	500.6	MA	jun/98	dez/42	17.11	3.60%
	NOBRES		MT	set/96	dez/42	1.55	3,6% No transformer
	NOVA MUTUM	60.6	MT	set/96	dez/42	4.89	3.60%
	P.DUTRA	721.0	MA	dez/82	dez/42	81.47	3.60%
	PERITORO	300.1	MA	dez/82	dez/42	7.28	3.60%
	PIMENTA BUENO	110.6	RO	jun/08	dez/42	4.29	3.60%
	PORTO FRANCO	399.5	MA	fev/94	dez/42	13.48	3.60%
	PORTO VELHO	525.6	RO	jul/89	dez/42	4.00	3.60%
	RIO BRANCO 1	423.0	AC	nov/12	dez/42	7.69	3.60%
	RONDONOPOLIS	400.9	MT	jul/83	dez/42	18.47	3.60%
	RUROPOLIS	300.6	PA	dez/98	dez/42	15.67	3.60%
	SAMUEL	0.3	RO	jul/89	dez/42	0.90	3.60%
	SANTA MARIA	600.2	PA	set/95	dez/42	13.75	3.60%
	SAO LUIS I	401.7	MA	dez/82	dez/42	9.16	3.60%
	SAO LUIS II	2,829.0	MA	dez/82	dez/42	71.62	3.60%
	SINOP	356.0	MT	set/96	dez/42	10.19	3.60%
	SORRISO	90.6	MT	set/96	dez/42	4.22	3.60%
	SUB S.LUIS					6.94	3.60%
	TRANSAMAZONIC	60.3	PA	dez/98	dez/42	10.04	3.60%
	TUCURUI	969.0	PA	out/81	dez/42	53.27	3.60%
	TUCURUI VILA	58.4	PA	jun/99	dez/42	4.16	3.60%
	UTINGA	602.0	PA	dez/81	dez/42	12.86	3.60%
	VARZEA GRANDE					3.82	3.60%
	VILA DO CONDE	3,817.4	PA	dez/81	dez/42	62.28	3.60%
	VILHENA	120.6	RO	out/08	dez/42	4.45	3.60%
	XINGU	-	-	-	-	0.05	3.60%
	AMAPÁ	10.1	AP	dez/01	dez/42	(1)	-
	CALÇOENE	10.1	AP	mai/02	dez/42	(1)	-
	COARACY NUNES	40.1	AP	nov/75	dez/42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	mar/08	dez/42	(1)	-
	EQUATORIAL	80.0	AP	ago/00	dez/42	(1)	-
	MACAPÁ II	53.4	AP	nov/96	dez/42	(1)	-
	PORTUÁRIA	20.0	AP	abr/96	dez/42	(1)	-
	SANTA RITA	80.0	AP	dez/07	dez/42	(1)	-
	SANTANA	120.5	AP	out/75	dez/42	(1)	-
	SENA MADUREIRA	18.8	AC	out/08	dez/42	(1)	-
	TARTARUGALZINHO	40.2	AP	jun/00	dez/42	(1)	-

Chesf	SE Elev. Usina Apolonio Sales	480.0	AL	fev/77	dez/42	(*)	(*)
	SE Elev. Usina Luiz Gonzaga	1,665.0	PE	mai/88	dez/42	(*)	(*)
	SE Elev. Usina Paulo Afonso I	202.5	BA	jan/55	dez/42	(*)	(*)
	SE Elev. Usina Paulo Afonso II	495.0	BA	jan/62	dez/42	(*)	(*)
	SE Elev. Usina Paulo Afonso III	960.0	BA	jan/71	dez/42	(*)	(*)
	SE Elev. Usina Paulo Afonso IV	2,700.0	BA	nov/79	dez/42	(*)	(*)
	SE Elev. Usina Xingó	3,330.0	SE	nov/94	dez/42	(*)	(*)
	SE Elev. Usina B. Esperança	280.0	PI	mar/70	dez/42	(*)	(*)
	SE Elev. Usina de Funil	43.2	BA	jan/59	dez/42	(*)	(*)
	SE Elev. Usina de Pedra	27.0	BA	nov/78	dez/42	(*)	(*)
	ABAIXADORA	110.0	BA	out/67	dez/42	5.30	1.02%
	ACU II	378.0	RN	nov/89	dez/42	12.95	1.02%
	ANGELIM	310.0	PE	jan/56	dez/42	21.42	1.02%
	ANGELIM II	NA	PE	jan/80	dez/42	11.49	1.02%
	B. ESPERANCA 230 kV	127.0	PI	mar/70	dez/42	32.20	1.02%
	B.JESUS LAPA	162.0	BA	set/81	dez/42	19.73	1.02%
	BANABUIU	121.0	CE	jan/64	dez/42	11.49	1.02%
	BARREIRAS	401.0	BA	jun/96	dez/42	11.03	1.02%
	BOM NOME	388.0	PE	out/63	dez/42	11.60	1.02%
	BONGI	530.0	PE	mai/56	dez/42	15.84	1.02%
	BROT.MACAUBAS	NA	BA	jul/12	dez/42	0.37	1.02%
	C.GRANDE II	410.0	PB	mai/64	dez/42	43.66	1.02%
	CAMACARI II	2,605.0	BA	jan/79	dez/42	87.73	1.02%
	CAMPO FORMOSO (**)	NA	BA	dez/15	dez/42	0.00	-
	CATU	300.0	BA	mai/56	dez/42	11.56	1.02%
	CAUIPE	201.0	CE	mar/01	dez/42	9.43	1.02%
	CIC. DANTAS	101.0	BA	mai/56	dez/42	5.31	1.02%
	COREMAS	300.0	PB	dez/90	dez/42	9.76	1.02%
	COTEGIPE	302.0	BA	jan/56	dez/42	11.42	1.02%
	COTEMINAS	NA	PB	dez/09	dez/42	0.72	1.02%
	CUR.NOVOS II	103.0	RN	nov/75	dez/42	3.27	1.02%
	DELM. GOUVEIA	401.0	CE	jun/89	dez/42	21.12	1.02%
	ELISEU MARTIN	101.0	PI	jan/06	dez/42	1.55	1.02%
	EUNAPOLIS	400.0	BA	set/98	dez/42	17.36	1.02%
	FORTALEZA	405.0	CE	jan/64	dez/42	39.27	1.02%
	FORTALEZA II	2,400.0	CE	mai/00	dez/42	58.65	1.02%
	FUNIL	550.0	BA	jan/56	dez/42	33.77	1.02%
	G.MANGABEIRA	200.0	BA	mar/60	dez/42	11.24	1.02%
	GOIANINHA	300.0	PE	jan/61	dez/42	15.12	1.02%
	ICO	200.0	CE	mai/97	dez/42	7.83	1.02%
	IRECE	229.0	BA	set/81	dez/42	21.04	1.02%
	ITABAIANA	200.0	SE	mai/57	dez/42	10.88	1.02%
	ITABAIANINHA	240.0	SE	fev/96	dez/42	10.46	1.02%
	ITAPARICA	10.0	PE	jan/83	dez/42	1.74	1.02%
	ITAPEBI	NA	BA	jan/03	dez/42	1.28	1.02%
	JACARACANGA	301.0	BA	jan/82	dez/42	11.62	1.02%
	JAGUARARI-SE	NA	BA	jan/80	dez/42	2.26	1.02%
	JARDIM	2,201.0	SE	ago/79	dez/42	55.77	1.02%
	JOAIRAM	451.0	PE	jul/06	dez/42	3.71	1.02%
	JUAZEIRO II	402.0	BA	abr/81	dez/42	11.48	1.02%
	MACEIO	400.0	AL	set/02	dez/42	11.19	1.02%
	MATATU	380.0	BA	jan/65	dez/42	17.82	1.02%
	MESSIAS	1,201.0	AL	nov/94	dez/42	48.50	1.02%
	MILAGRES	2,120.0	CE	jan/64	dez/42	61.34	1.02%
	MIRUEIRA	401.0	PE	ago/78	dez/42	13.43	1.02%
	MOD.REDUZIDO	12.5	BA	jan/67	dez/42	0.41	1.02%
	MOSSORO II	400.0	RN	jan/77	dez/42	20.55	1.02%
	MOXOTO	20.0	BA	jan/72	dez/42	1.98	1.02%
	MULUNGU	10.0	BA	mai/75	dez/42	1.65	1.02%
	MUSSURE II	401.0	PB	mar/79	dez/42	11.46	1.02%
	NATAL II	401.0	RN	jan/79	dez/42	24.26	1.02%
	OLINDINA	40.0	BA	abr/80	dez/42	18.09	1.02%
	P. AFONSO IV	1,200.0	AL	jan/79	dez/42	29.31	1.02%
	P.AFONSO III	NA	AL	mar/74	dez/42	12.24	1.02%
	PARAISO	200.0	RN	fev/04	dez/42	3.70	1.02%
	PAU FERRO	301.0	PE	ago/02	dez/42	5.08	1.02%
	PENEDO	302.0	AL	mai/97	dez/42	11.56	1.02%
	PICI II	500.0	CE	mai/05	dez/42	10.13	1.02%
	PICOS	173.0	PI	jul/92	dez/42	8.56	1.02%
	SE PILÕES II	NA	PB	out/12	dez/42	2.03	1.02%
	PIRAPAMA II	400.0	PE	fev/72	dez/42	14.51	1.02%
	PIRIPIRI	330.0	PI	ago/73	dez/42	17.67	1.02%
	PITUACU	402.0	BA	mar/83	dez/42	17.02	1.02%
	QUIXADA	NA	CE	jul/03	dez/42	3.20	1.02%
	QUIXERÊ (**)	NA	CE	nov/14	dez/42	0.00	-
	RECIFE II	2,410.0	PE	jan/79	dez/42	87.70	1.02%
	RIBEIRAO	400.0	PE	out/94	dez/42	14.94	1.02%
	RIO LARGO II	301.0	AL	dez/62	dez/42	14.84	1.02%
	RUSSAS II	300.0	CE	nov/82	dez/42	7.54	1.02%

	S.JOAO PIAUI	418.0	PI	nov/80	dez/42	31.28	1.02%
	SAN.MATOS II	50.0	RN	nov/75	dez/42	2.46	1.02%
	SANTA CRUZ II	100.0	RN	mar/63	dez/42	1.95	1.02%
	SAPEACU	NA	BA	mai/03	dez/42	1.02	1.02%
	SOBRAL II	400.0	CE	nov/73	dez/42	13.10	1.02%
	SOBRAL III	1,200.0	CE	abr/00	dez/42	26.80	1.02%
	SR.BONFIM II	433.3	BA	mai/81	dez/42	6.28	1.02%
	STO.A.JESUS	301.0	BA	mar/97	dez/42	11.88	1.02%
	TACAIMBO	301.0	PE	jun/85	dez/42	13.40	1.02%
	TACARATÚ (**)	NA	PE	dez/14	dez/42	0.00	-
	TERESINA	590.0	PI	abr/70	dez/42	25.47	1.02%
	TERESINA II	900.0	PI	mai/00	dez/42	66.57	1.02%
	U.SOBRADINHO	900.0	BA	out/79	dez/42	50.56	1.02%
	U.B.ESPERANCA	300.0	PI	nov/80	dez/42	9.81	1.02%
	US. FUNIL	550.0	BA	jan/56	dez/42	2.46	1.02%
	US. L.GONZAGA	NA	PE	mai/88	dez/42	43.19	1.02%
	USINA XINGO 500 Kv	NA	SE	nov/94	dez/42	36.54	1.02%
	ZEBU	38.0	AL	nov/76	dez/42	1.54	1.02%
Furnas (2)	ADRIANOPOLIS	3,103.3	RJ	nov/70	dez/42	36.61	IPCA
	AGUA VERMELHA	-	MG	jan/02	jan/42	3.21	IPCA
	AGUAS LINDAS		GO	mar/14	dez/42	1.36	IPCA
	ANGRA FUR	1,354.8	RJ	abr/71	dez/42	35.14	IPCA
	ARARAQUARA FURNAS	-	SP	abr/76	dez/42	5.59	IPCA
	ATIBAIA 2		SP	jan/13	dez/42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	out/72	dez/42	63.06	IPCA
	BARREIRO 1	-	MG	jan/13	jan/43	1.59	IPCA
	BARRO ALTO	216.3	GO	mar/82	dez/42	22.51	IPCA
	BRAS. GERAL	300.0	DF	fev/60	dez/42	9.88	IPCA
	BRAS. SUL	2,175.0	DF	mar/73	dez/42	65.55	IPCA
	C. DOURADA	-	GO	jan/86	dez/42	4.42	IPCA
	C. PAULISTA	583.3	SP	out/76	dez/42	27.29	IPCA
	CAMPINAS	1,970.0	SP	set/72	dez/42	26.71	IPCA
	CAMPOS	1,183.3	RJ	fev/73	dez/42	36.02	IPCA
	CORUMBA	-	GO	mar/97	dez/42	7.72	IPCA
	ESTREITO		MG	jan/13	jan/43	1.26	IPCA
	F.IGUACU 50HZ	8,812.0	PR	dez/82	dez/42	560.12	IPCA
	F.IGUACU 60HZ	7,156.0	PR	dez/82	dez/42	136.01	IPCA
	FUNIL	-	RJ	set/63	dez/42	3.62	IPCA
	FURNAS	-	MG	set/63	dez/42	9.55	IPCA
	GRAJAU	2,800.0	RJ	dez/79	dez/42	49.61	IPCA
	GUARULHOS	-	SP	set/63	dez/42	14.61	IPCA
	GURUPI	-	TO	mar/99	dez/42	21.77	IPCA
	IBIUNA	12,050.4	SP	abr/84	dez/42	155.12	IPCA
	IMBARIE	-	RJ	out/68	dez/42	1.09	IPCA
	IRIRI	-	RJ	out/09	dez/42	0.72	IPCA
	ITABERA	-	SP	set/82	dez/42	47.86	IPCA
	ITUMBIARA	-	MG	mar/73	fev/20	77.12	IPCA
	ITUTINGA		MG	abr/67	dez/42	2.97	IPCA
	IVAIPORA	11,006.0	PR	out/82	dez/42	116.45	IPCA
	JACAREPAGUA	1,275.0	RJ	dez/67	dez/42	29.91	IPCA
	L.C.BARRETO	-	SP	mar/69	dez/42	14.78	IPCA
	M. MORAES	-	MG	dez/56	out/23	16.55	IPCA
	MACAE MERCHAN	-	RJ	nov/01	dez/42	1.98	IPCA
	MARIMBONDO	-	MG	ago/75	dez/42	10.81	IPCA
	MOGI					2.17	IPCA
	MOGI CRUZES	1,166.7	SP	mar/64	dez/42	26.66	IPCA
	NIQUELANDIA	-	GO	out/99	dez/42	7.14	IPCA
	OURO PRETO 2	-	MG	fev/04	dez/42	4.68	IPCA
	P. COLOMBIA	-	MG	jul/73	dez/42	8.48	IPCA
	PARQUE EMAS		GO	nov/13	nov/53	1.17	IPCA
	PIRINEUS	-	GO	nov/06	dez/42	0.55	IPCA
	POCOS CALDAS	1,846.7	MG	set/63	dez/42	34.53	IPCA
	RIO CLARO		GO	nov/13	nov/53	1.17	IPCA
	RIO VERDE FUR	333.3	GO	dez/75	dez/42	17.79	IPCA
	ROCHA LEAO	-	RJ	dez/72	dez/42	6.20	IPCA
	S.DA MESA					52.19	IPCA
	SAMAMBAIA	5,525.0	DF	mar/98	dez/42	89.72	IPCA
	SANTA CRUZ	-	RJ	jun/67	jan/43	4.26	IPCA
	SAO GONCALO	-	RJ	jun/77	jan/43	0.42	IPCA
	SAO JOSE	2,600.0	RJ	ago/91	dez/42	73.07	IPCA
	TIJUCO PRETO	19,114.7	SP	set/82	dez/42	191.79	IPCA
	UHE S.DA MESA	-	GO	mar/98	nov/39	10.24	IPCA
	USI CAMPOS	-	RJ	dez/68	jul/27	2.54	IPCA
	VENDA PEDRAS		RJ	jan/13	jan/43	0.26	IPCA
	VIANA	750.0	ES	dez/05	dez/42	5.74	IPCA
	VITORIA	1,113.4	ES	nov/78	dez/42	35.03	IPCA
	ZONA OESTE		RJ	jun/09	jun/39	1.95	IPCA

Eletrosul	ALEGRETE	83.0	RS	mai/71	dez/42	3.24	IPCA
	ANASTACIO	150.0	MS	ago/94	dez/42	4.53	IPCA
	ARAQUARI (HYOSUNG)	-	SC	jan/13	dez/42	0.41	IPCA
	AREIA	672.0	PR	ago/80	dez/42	19.84	IPCA
	ASSIS	336.0	SP	mar/79	dez/42	8.02	IPCA
	ATLANTIDA 2	249.0	RS	mai/07	dez/42	3.73	IPCA
	BIGUACU	600.0	SC	abr/08	dez/42	9.35	IPCA
	BLUMENAU	1,962.0	SC	abr/79	dez/42	37.71	IPCA
	C.MOURAO	-	PR	jan/13	dez/42	1.90	IPCA
	C.NOVOS	2,466.0	SC	set/82	dez/42	32.23	IPCA
	CAMPO GRANDE	-	SC	set/82	dez/42	3.39	IPCA
	CANOINHAS ESU	450.0	SC	fev/88	dez/42	7.47	IPCA
	CAXIAS	2,016.0	RS	dez/01	dez/42	21.50	IPCA
	CAXIAS SUL 5	215.0	RS	jun/05	dez/42	4.49	IPCA
	CHARQUEADAS	88.0	RS	jan/72	dez/42	3.80	IPCA
	CURITIBA	1,344.0	PR	out/80	dez/42	28.35	IPCA
	D.SANTA CRUZ	-	MS	jan/13	dez/42	0.21	IPCA
	DESTERRO	300.0	SC	dez/08	dez/42	4.71	IPCA
	DOURADOS	300.0	MS	nov/87	dez/42	8.57	IPCA
	FARROUPILHA	88.0	RS	jun/73	dez/42	5.55	IPCA
	FLORIANOPOLIS	75.0	SC	dez/74	dez/42	3.04	IPCA
	FORQUILHINHA	-	SC	jan/13	dez/42	0.54	IPCA
	FOZ DO CHAPECO	-	RS	abr/15	dez/42	0.63	IPCA
	GASPAR 2	-	SC	set/16	dez/42	1.49	IPCA
	GRAVATAI	2,016.0	RS	set/82	dez/42	36.85	IPCA
	GRAVATAI 2	-	RS	jan/13	dez/42	1.16	IPCA
	GRAVATAI 3	165.0	RS	nov/07	dez/42	3.16	IPCA
	ILHOTA	100.0	SC	dez/76	dez/42	5.64	IPCA
	IMBITUBA	-	SC	fev/16	dez/42	0.02	IPCA
	ITA	-	SC	mar/65	dez/42	14.15	IPCA
	ITAJAI	600.0	SC	jan/02	dez/42	6.82	IPCA
	IVAIPORA	-	PR	mai/82	dez/42	14.89	IPCA
	J.LACERDA-A	399.8	SC	mar/65	dez/42	9.46	IPCA
	J.LACERDA-B	-	SC	jun/79	dez/42	4.83	IPCA
	JOINV.NORTE	600.0	SC	jun/09	dez/42	11.28	IPCA
	JOINVILLE	691.0	SC	nov/74	dez/42	16.01	IPCA
	JOINVILLE GM	-	SC	mai/12	dez/42	0.97	IPCA
	JOINVILLE SANTA CATARINA	-	SC	out/15	dez/42	1.31	IPCA
	L.GRANDE	-	RS	jan/13	dez/42	0.67	IPCA
	LONDRINA ESU	1,344.0	PR	abr/88	dez/42	18.51	IPCA
	MACHADINHO	-	SC	jan/13	dez/42	0.99	IPCA
	MARINGA	-	PR	jan/13	dez/42	0.26	IPCA
	MONTE CLARO	-	RS	jan/13	dez/42	0.68	IPCA
	NOVA ANDRADINA	-	MS	jul/16	dez/42	1.09	IPCA
	NOVA PRATA 2	-	RS	set/15	dez/42	1.28	IPCA
	NOVA STA RITA	2,016.0	RS	ago/09	dez/42	24.00	IPCA
	OSORIO 2	-	RS	jan/13	dez/42	0.68	IPCA
	PAL.PINHEIRA	-	SC	fev/16	dez/42	0.92	IPCA
	PALHOCA ESU	384.0	SC	jan/84	dez/42	10.24	IPCA
	PASSO FUNDO	168.0	RS	nov/92	dez/42	8.99	IPCA
	S. OSORIO	33.3	PR	out/75	dez/42	4.99	IPCA
	S.SANTIAGO	15.0	PR	nov/80	dez/42	8.08	IPCA
	SANTO ANGELO	1,344.0	RS	dez/99	dez/42	17.88	IPCA
	SIDEROPOL.ESU	352.0	SC	abr/75	dez/42	8.23	IPCA
	TAPERA 2	249.0	RS	mar/05	dez/42	4.27	IPCA
	TIJUCAS	-	SC	nov/12	dez/42	0.82	IPCA
	U.MIMOSO	-	MS	jan/13	dez/42	0.79	IPCA
	XANXERE ESU	600.0	SC	jun/86	dez/42	5.82	IPCA
(1) Enterprises in operation which do not have right to AAR.
(2) Furnas contains substations associated with enterprises renewed under Law 12,783, which have transformation capacity of 6,322.81 MVA.
(*) The SS has no transformation capacity (elevatory susbstation)
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 12.31.17 (R$ Million)(1)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.40	3.60%
	ARARAQUARA 2	3505.2	SP	mar/13	fev/39	116.70	3.60%
	ARIQUEMES	-	RO	-	-	1.68	3.60%
	BALSAS	200.0	MA	dez/11	jan/39	3.60	3.60%
	COLETORA PORTO VELHO	5438.4	RO	mar/13	fev/39	195.60	3.60%
	JAURU	-	RO	-	-	1.23	3.60%
	JI-PARANA	-	RO	-	-	1.68	3.60%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.07	6.40%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.39	-9.33%
	LECHUGA - CC 009/2010	-	AM	mar/15	mai/42	1.07	6.40%
	LECHUGA - CC 014/2012	450.0	AM	mar/15	mai/42	6.69	-9.33%
	LUCAS RIO VERDE	75.0	MT	abr/13	jun/41	2.71	6.40%
	MIRAMAR	450.0	PA	abr/16	abr/46	3.79	-9.54%
	MIRANDA II (ATR1)	450.0	MA	nov/10	jan/39	10.51	3.60%
	NOBRES	200.0	MT	set/13	dez/41	1.85	-9.78%
	PIMENTA BUENO	-	RO	-	-	1.68	3.60%
	PORTO VELHO	-	RO	mar/13	fev/39	1.63	3.60%
	RIB.GONCALVES	650.0	MA	dez/11	jan/39	12.39	3.60%
	RIO BRANCO 1 (EX RBTE) - NÃO TEM TF NESTA SE	-	AC	out/11	nov/39	6.54	3.60%
	SAMUEL	-	RO	-	-	1.01	3.60%
	SAO LUIS II	-	MA	-	-	0.24	3.60%
	SAO LUIS III	300.3	MA	mai/10	mar/38	4.82	3.60%
	TUCURUI	300.0	PA	dez/14	dez/41	2.03	-9.54%
	VILHENA	-	RO	-	-	2.34	3.60%
Chesf	SS Elev. Usina de Curemas	5.0	PB	jan/68	nov/24	(*)	(*)
	SS Elev. Usina Term. Camaçari	400.0	BA	set/78	ago/27	(*)	(*)
	SS Elev. Usina de Sobradinho	1200.0	BA	out/79	fev/22	(*)	(*)
	Tauá II	202.0	CE	dez/07	mar/35	14.57	1.02%
	Ibicoara	410.0	BA	jan/11	jun/37	5.90	1.04%
	Santa Rita II	450.0	PB	jul/12	ago/39	7.41	1.04%
	Suape III	300.0	PE	jul/12	jan/39	4.42	1.04%
	Natal III	300.0	RN	ago/12	ago/39	6.61	1.04%
	Zebu II	200.0	AL	jul/12	ago/39	5.01	1.04%
	Brumado II	NA	BA	ago/10	jun/37	0.33	1.04%
	Camaçari IV	2400.0	BA	nov/12	jul/40	18.56	1.04%
	Suape II	1200.0	PE	dez/12	jan/39	12.90	1.04%
	Arapiraca III	200.0	AL	jun/13	out/40	9.44	1.04%
	Extremoz II	150.0	RN	fev/14	nov/40	4.28	1.04%
	João Câmara	360.0	RN	fev/14	nov/40	7.44	1.04%
	Acaraú II	200.0	CE	abr/14	nov/40	3.92	1.04%
	Igaporã	450.0	BA	jun/14	nov/40	6.04	1.04%
	Aquiraz II (1)	NA	CE	dez/13	-	0.00	1.04%
	Pecém II (1)	NA	CE	out/13	-	(**)	(**)
	Ceará Mirim II (1)	NA	RN	set/14	-	(**)	(**)
	Bom Jesus da Lapa II	NA	BA	dez/15	nov/40	0.20	1.04%
	Igaporã III	1500.0	BA	dez/15	jun/42	1.43	1.04%
	Pindaí II	300.0	BA	dez/15	jun/42	4.04	1.04%
	Campina Grande III (1)	NA	PB	dez/15	out/41	(**)	(**)
	Garanhuns II (1)	NA	PE	dez/15	dez/41	(**)	(**)
	Lagoa Nova II	450.0	RN	dez/15	out/41	5.47	1.04%
	Mirueira II	300.0	PE	abr/16	jun/42	5.58	1.04%
	Polo	100.0	BA	abr/16	out/40	1.39	1.04%
	Ibiapina II (2)	200.0	PI	set/16	ago/41	3.38	1.04%
	Touros	150.0	RN	mai/17	jun/42	3.43	1.04%
	Tabocas do Brejo Velho (3)	NA	BA	jun/17	-	(***)	(***)
	Morro do Chapéu	150.0	BA	jul/17	out/41	1.23	1.04%
	Mossoró IV	100.0	RN	out/17	jun/42	3.25	1.04%
	Teresina III	400.0	PI	out/17	dez/41	5.92	1.04%
	Casa Nova II	180.0	BA	nov/17	dez/37	0.00	-
Furnas (4)	B.DESPACHO 3 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	jan/09	jan/39	1.62	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	mai/01	mai/31	12.32	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	mai/05	mai/35	1.75	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	2250.0	SP	mai/01	mai/31	98.39	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	abr/06	abr/36	4.97	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	mai/05	mai/35	2.32	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	abr/06	abr/36	1.66	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	jan/09	50798	0.67	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	abr/06	abr/36	3.82	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	mai/12	mai/42	8.64	IPCA
Amazonas G&T	CRIST. ROCHA		AM	nov/16	sem definição	0.67	-
	JORGE TEIXEIRA	300.0	AM	mai/14	sem definição	7.72	-
	LECHUGA	-	AM	ago/14	sem definição	3.50	-
	MANAUS	450.0	AM	fev/89	sem definição	9.83	-
	MAUA III	600.0	AM	mai/14	sem definição	12.12	-
	PRES FIGUEIREDO	15.0	AM	set/98	sem definição	0.60	-
	UHE BALBINA	-	AM	fev/89	sem definição	0.75

Eletrosul	ABDON BATISTA	0.0	SC	jan/15	mar/35	0.44	IGPM
	BIGUACU	2016.0	SC	abr/08	mar/35	41.10	IGPM
	BLUMENAU	0.0	SC	abr/79	mar/35	5.60	IGPM
	C.NOVOS	-	SC	set/82	mar/35	7.68	IGPM
	CASCAVEL OEST	0.0	PR	out/05	fev/34	5.50	IGPM
	CAXIAS SUL 6	330.0	RS	ago/12	out/40	4.26	IPCA
	CV URUGUAIANA	239.7	RS	set/94	jul/21	9.99	IPCA
	FOZ DO CHAPECO	150.0	RS	dez/12	jun/41	4.38	IPCA
	GARIBALDI 1	-	RS	mai/13	out/40	0.51	IPCA
	GUARITA	0.0	RS	mai/77	jun/41	0.11	IPCA
	IJUI 2	166.0	RS	abr/13	out/40	3.53	IPCA
	IVAIPORA	0.0	PR	mai/82	fev/34	10.55	IGPM
	IVINHEMA 2	300.0	MS	jan/16	jan/44	3.30	IPCA
	L.GRANDE	150.0	RS	nov/12	out/40	3.39	IPCA
	MISSOES	150.0	RS	nov/10	jan/39	5.36	IPCA
	MONTE CLARO	0.0	RS	set/04	out/40	0.53	IPCA
	N. PETROPOLIS 2	83.0	RS	nov/12	out/40	2.49	IPCA
	NOVA STA RITA - AMPLIAÇÃO	672.0	RS	dez/13	abr/36	4.97	IPCA
	PRE.MEDICI	0.0	RS	mar/08	mar/38	0.38	IPCA
	S.SANTIAGO	0.0	PR	dez/80	fev/34	5.06	IGPM
	SANTA CRUZ 1	0.0	RS	dez/99	mar/38	0.32	IPCA
	XANXERE	0.0	SC	out/75		0.21	IPCA
(1) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(2) Although energized, the reported revenue of SS Ibiapina is still foreseen since it has not yet entered commercial operation.
(3) Transfer by donation by Enel Green Power. AAR not defined yet, SS in transfer process.
(4) Furnas contains substations associated with enterprises not renewed under Law 12,783, which have transformation capacity of 10.989,57 MVA.
NA - It does not apply because the SS has no transformation capacity.
(*) This SS has no AAR since it is na elevatory substation.
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.
(***) Chesf does not have AAR associated with this substation because it is in transfer process (donation) by Enel Green Power.

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Counties Assisted	Substations
ED Acre	20,773	263,113	22	13
ED Alagoas	43,044	1,157,384	102	40
ED Amazonas Energia	32,052	976,734	62	27
ED Piauí	93,086	1,266,470	224	87
ED Rondônia	58,050	632,945	52	60
ED Roraima	3,684	115,243	1	3

Companies information

IV.2 Energy Sold – MWh
Companies	4Q17
ED Acre	271,556
ED Alagoas	905,380
ED Amazonas Energia	1,480,675
ED Piauí	954,942
ED Rondônia	809,862
ED Roraima	215,846
Total	4,638,260

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q17		2Q17		3Q17		4Q17
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Captive Market
Residential	982.56	1,705,459	1,014.6	1,755,300.1	1,077.4	1,819,321.5	1,306.7	1,904,919.5
Industrial	222.80	486,348	207.8	457,515	190.5	395,883	212.4	378,967
Commercial, services and others activities	477.70	851,223	481.3	859,047	511.4	882,430	609.6	908,094
Rural	75.26	217,011	66.8	174,064	74.8	186,444	96.4	224,498
Public Utilities	160.01	322,915	174.9	359,948	184.2	368,379	211.8	368,515
Public Ilumination	65.59	201,075	87.9	260,892	82.1	236,435	82.6	201,865
Public service	50.92	138,704	51.3	137,103	55.5	139,710	69.9	145,285
Own Consumption	4.33	6,340	3.4	7,460	3.7	8,702	3.5	7,925
Others	-5.55	-	-2.4	-	-0.4	-	3.3	-
Captive Total	2,033.63	3,929,074	2,085	4,011,330	2,179	4,037,305	2,596	4,140,068
Free Costumer
Residential	2.72	26,609	2.9	28,278.8	3.5	40,045.0	3.9	39,841.0
Industrial	2.15	206,136	2.9	229,088.1	4.9	335,427.4	9.8	340,516.1
Commercial, services and others activities	3.52	64,794	3.4	79,425.9	5.0	75,992.0	4.1	79,714.7
Rural	-	-	-	-	-	-	-	-
Public Utilities	-	-	-	-	-	-	-	-
Public Ilumination	-	-	-	-	-	-	-	-
Public service	-	32,947	0	33,625	0	36,209	0	38,121
Own Consumption	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Free Costumer Total	8.39	330,485	9.2	370,418.1	13.5	487,673.8	17.7	498,192.8

Total Energy Sold (1)	2,042.02	4,259,559.5	2,094.7	4,381,748.0	2,192.6	4,524,979.2	2,613.9	4,638,260.3
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

IV.3 Energy purchased for resale
Company	Buyer	1Q17		2Q17		3Q17		4Q17
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	108.8	235,092.6	112.3	241,217.8	124.7	264,849.5	126.5	262,127.1
	Others	65.3	50,775.0	65.7	53,883.9	69.9	57,143.2	71.3	58,455.4
ED Alagoas	Eletrobras System	40.9	243,220.0	38.0	253,891.0	40.0	208,746.0	66.1	208,567.0
	Others	166.4	972,877.0	265.8	1,015,563.0	160.1	834,981.0	270.0	834,269.0
ED Amazonas Energia	Eletrobras System	94.6	664,409.0	108.6	721,367.0	108.0	839,992.0	123.5	804,507.5
	Others	88.6	616,196.7	133.2	647,279.0	111.6	642,171.0	105.3	665,958.8
ED Piauí	Eletrobras System	35.1	342,809.1	35.9	350,512.7	36.3	354,364.5	37.2	354,364.5
	Others	228.5	1,188,787.0	233.7	1,215,501.3	236.3	1,228,858.4	413.7	1,032,300.0
ED Rondônia	Eletrobras System	45.2	257,086.3	74.8	261,110.0	77.7	327,283.0	87.7	326,782.0
	Others	167.2	951,682.7	276.7	966,577.0	190.3	801,495.0	215.3	802,506.0
ED Roraima	Eletrobras System	60.9	251,344.6	60.7	250,502.6	61.4	253,271.4	62.9	262,161.9
	Others	51.0	26,847.3	35.3	29,894.3	33.6	32,490.2	35.9	61,014.6

IV.4 Network Expansion – number of new connections
Company	1Q17	2Q17	3Q17	4Q17
ED Acre	2,395	2,626	3,474	2,747
ED Alagoas	10,553	14,941	6,266	8,516
ED Amazonas Energia	8,965	7,141	8,118	8,626
ED Piaui	16,063	12,498	15,867	16,045
ED Rondonia	5,756	8,387	11,622	4.574
ED Roraima	1,356	1,323	1,490	1,317

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q17		2Q17		3Q17		4Q17
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	17,172,986.0	-	15,304,684.0	-	16,025,814.0	-	17,468,137.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	107,865,885.0	340.5	108,679,503.0	350.9	119,068,976.0	426.1	116,899,027.0	400.7
	Gas (m3)	219,557,768.0	336.7	223,609,494.0	343.5	239,344,096.0	371.9	272,287,212.0	447.9
ED Piauí	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	7,543,264.0	24.9	6,940,148.0	24.2	9,113,386.0	27.3	5,939,974.0	56.5
	Gas (m3)

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	47.89	35.55	376.44	9.85	11.95
ED Alagoas	20.74	15.69	334.23	10.34	12.59
ED Amazonas	37.49	26.09	396.77	7.60	36.07
ED Piauí	21.89	14.70	426.92	12.17	15.84
ED Rondônia	32.32	19.21	356.59	11.15	17.16
ED Roraima	22.28	38.79	124.72	7.04	6.45

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	37.44	115.60	219.69	137.43	78.37	21.60	610.12
Industrial	2.86	18.40	78.54	12.33	13.47	0.71	126.31
Commercial, services and others activities	9.40	38.20	93.36	51.42	24.35	5.11	221.84
Rural	5.66	13.40	6.75	8.55	13.13	0.72	48.21
Public Utilities	10.15	26.80	159.08	16.12	8.56	7.38	228.09
Public Ilumination	5.25	26.40	8.28	16.45	2.84	0.00	59.22
Public service	1.18	15.30	52.81	15.33	11.68	15.07	111.38
Own Consumption	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	2.70	1.60	5.03	3.31	10.01	0.00	22.65
Total	74.63	255.70	623.54	260.96	162.39	50.60	1427.82

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Cepel	75	297	372
Eletronorte	881	1,958	2,839
Chesf	1,348	2,774	4,122
Furnas	952	2,236	3,188
Eletronuclear	499	1,281	1,780
Eletrosul	483	746	1,229
CGTEE	66	339	405
Amazonas GT	93	367	460
Itaipu Binacional	983	374	1,357
ED Acre	123	169	292
ED Alagoas	335	848	1,183
ED Amazonas Energia	455	1,250	1,705
ED Piauí	224	1,825	2,049
ED Rondônia	169	548	717
ED Roraima	152	248	400
Eletropar	4	-	4
Total	7,658	15,260	22,918

IX.2 Complementary Work-force
Eletrobras companies	1Q17	2Q17	3Q17	4Q17
Cepel	-	-	-	-
Eletronorte	-	-	-	-
Chesf	-	-	-	-
Furnas	1,067	1,063	1,063	1,063
Eletronuclear	-	-	-	-
Eletrosul	-	-	-	-
CGTEE	-	-	-	-
Amazonas GT	15	-	15	15
Itaipu Binacional	-	-	-	-
ED Acre	402	402	402	402
ED Alagoas	929	201	169	371
ED Amazonas Energia	-	2,004	2,004	2,004
ED Piauí	1,108	1,117	1,231	972
ED Rondônia	1,274	1,230	1,294	1,216
ED Roraima	219	219	284	170
Eletropar	-	-	-	-
Total	5,014	6,236	6,462	6,213

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation - Expansion	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	-	-	-	-	0
Eletronorte	0.04	0.35	0.01	0.00	0.40
Chesf	49.97	42.32	69.33	77.96	239.58
Furnas	2.29	5.84	2.99	15.86	26.98
Eletronuclear	72.77	94.66	70.04	95.78	333.25
Eletrosul	0.00	0.08	0.00	0.00	0.08
CGTEE	0.00	0.00	0.00	0.00	0.00
Amazonas GT	14.87	23.91	88.53	14.28	141.58
Itaipu Binacional	0.00	0.00	0.00	0.00	0.00
ED Amazonas Energia	0.00	0.00	0.00	0.80	0.80
Furnas Subsidiaries (1)	0.49	0.10	0.42	2.96	3.95
Eletrosul Subsidiaries (2)	0.00	0.79	0.00	0.47	1.26

Generation - Maintenance	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	-	-	-	0	0
Eletronorte	1.81	0.43	3.85	1.74	26.17
Chesf	4.91	7.94	1.82	5.05	43.41
Furnas	5.72	3.34	9.08	13.20	40.74
Eletronuclear	15.31	36.01	40.54	49.65	293.93
Eletrosul	0.71	0.04	0.08	3.61	11.50
CGTEE	1.52	0.50	12.00	0.28	62.57
Amazonas GT	0.78	0.42	0.21	0.01	10.84
Itaipu Binacional	-	-	-	0	0
ED Amazonas Energia	-	1.54	0.78	4.66	6.70
Furnas Subsidiaries (1)	-	-	-	0	0
Eletrosul Subsidiaries (2)	-	-	-	0	0

Generation – Partnership Investments	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	92.25	22.2	42.75	16.5	200
Eletronorte	142.48	66.32	122.41	61.18	709.28
Chesf	125.45	103.49	133.43	160.13	443.09
Furnas	51.13	117.97	60.06	84.23	381.51
Eletronuclear	27.74	28.30	-	84.20	67.78
Eletrosul	-	-	-	-	-
Furnas Subsidiaries (1)	-	-	-	-	-

Transmission	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	-	-	0.08	0.56	6.00
Eletronorte	9.83	16.80	27.67	40.73	584.13
Chesf	81.30	92.11	92.18	201.69	433.41
Furnas	17.01	27.79	19.14	32.27	179.55
Eletrosul	14.20	20.64	16.51	32.42	86.97
Amazonas GT	-	0.33	0.81	4.79	34.76
ED Amazonas Energia	-	-	-	0.00	0.00
Furnas Subsidiaries	9.65	12.63	8.06	4.45	0.00
Eletrosul Subsidiaries	1.49	15.48	23.57	31.35	0.00
Other Companies (3)	-	-	-	-	-

Transmission - Maintenance	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	-	-	-	0.00	0.00
Eletronorte	5.01	2.54	6.50	10.49	73.29
Chesf	22.27	36.47	31.65	46.20	118.06
Furnas	24.62	45.89	25.00	35.48	150.57
Eletrosul	1.45	0.80	2.55	0.05	3.45
Amazonas GT	-	-	-	0.67	2.31
ED Amazonas Energia	-	-	-	-	-
Furnas Subsidiaries	-	-	-	-	-
Eletrosul Subsidiaries	-	-	-	-	-
Other Companies (3)	-	-	-	-	-

Transmission – Partnership Investments	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	-	-	-	0.00	0.00
Eletronorte	42.00	85.65	37.73	31.85	276.14
Chesf	-	-	-	0.00	10.87
Furnas	154.36	105.32	95.79	67.73	294.89
Eletrosul	0.12	0.19	0.87	0.20	54.50
Amazonas GT	-	-	-	-	-
ED Amazonas Energia	-	-	-	-	-
Other Companies (3)	-	-	-	-	-

Distribution - Expansion	1Q17	2Q17	3Q17	4Q17	Budget 2017
ED Acre	3.99	6.83	4.86	2.83	59.68
ED Alagoas	15.33	24.35	24.79	38.55	176.83
ED Amazonas Energia	10.75	24.58	26.93	38.64	380.36
ED Piauí	9.70	24.43	27.26	33.92	205.73
ED Rondônia	10.38	42.41	23.59	25.98	153.54
ED Roraima	2.20	1.71	6.27	11.73	38.01
CELG D	41.14	-	-	0.00	0.00

Distribution - Maintenance	1Q17	2Q17	3Q17	4Q17	Budget 2017
ED Acre	1.65	3.45	5.36	5.82	14.02
ED Alagoas	9.04	10.14	13.43	18.62	96.13
ED Amazonas Energia	13.28	12.99	9.43	19.39	133.25
ED Piauí	8.46	13.48	15.77	10.16	66.47
ED Rondônia	12.46	0.54	1.98	34.11	82.11
ED Roraima	0.24	1.46	2.36	0.89	5.97
CELG D	14.77	-	-	0.00	0.00

Others (4)	1Q17	2Q17	3Q17	4Q17	Budget 2017
Eletrobras	0.00	0.01	0.00	5.07	23.98
Eletronorte	2.23	2.23	1.83	1.42	44.75
Chesf	13.74	12.83	15.04	23.16	100.45
Furnas	8.01	13.42	12.64	17.01	71.73
Eletronuclear	0.37	2.16	1.47	0.71	17.49
Eletrosul	0.05	0.57	0.34	3.14	26.92
CGTEE	0.16	0.19	0.07	0.07	2.64
Amazonas GT	0.00	1.25	0.38	2.61	3.47
Itaipu Binacional	0.00	0.00	0.00	0.00	0.00
ED Acre	4.76	3.27	5.06	3.82	35.81
ED Alagoas	2.14	0.05	0.50	5.07	16.43
ED Amazonas Energia	7.49	16.95	34.70	63.84	502.12
ED Piauí	3.37	4.10	7.67	13.90	176.23
ED Rondônia	5.78	9.83	15.58	12.38	132.63
ED Roraima	0.05	0.09	0.01	3.79	12.56
CELG D	8.25	-	-	0.00	0.00
Furnas Subsidiaries	-	-	-	0.00	0.00
Eletrosul Subsidiaries	-	-	-	0.00	0.00
Other Companies (1)	0.90	0.99	0.97	2.56	0.00

(1) Furnas subsidiaries are Arara Azul; Bentevi; Ouro Verde I, II and II; Ventos de Sta Rosa, de Uirapuru e Angelim; Energia dos Ventos V, VI, VII, VII, VIII and IX;  Transenergia Goiás and Brasil Ventos.

(2)Eletrosul subsidiaries are TSBE; TSLE; Uirapuru; Fronteira Oeste Transmissora; Eólica Hermenegildo I, II, III and Eólica Chuí.
(3) Including Cepel and Eletropar
(4) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 4Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	684.12	180.00	61.40	(1)	May/12	(2)	(2)	(2)	(2)
	WPP Casa Nova II	BA	139.34 (3)	149.21	32,9 (4)	8,9 (6)	Dec/17 (7)	Oct/16	May-49	100.00	166.64	-
	WPP Casa Nova III	BA	125.69 (3)	140.52	28,2 (5)	9,4 (6)	Dec/17 (8)	Oct/16	May-49	100.00	166.60	-
Furnas (11)	PCH Anta	RJ/MG	2296,6 (10) Basis: Dec/08	2573.80	28	15.9	UG1 e UG2: Vide (09)	Mar-07	-	96.71	218.21	-
Eletronuclear	Angra 3	RJ	28,533.2 (12)	9900 (13)	1,405.00	-	Jan-2025 (12)	40,118.00	Dec-2063 (14)	n/a	n/a	n/a
Amazonas GT	TPP Mauá 3	AM	-	-	590.75	507.2	09/27/2017 (15)	Mar-13	Nov-44	-	-	-

(1) Construction paralyzed, due to the judicial reorganization of the leading company of Consórcio Construtora (up to tthe present moment). The strategy underway is to subdivide Casa Nova I (180 MW) into 7 parks (Casa Nova A, B, ... G). For the Casa Nova A conclusion (18 x 1.5 MW = 27 MW), which is in a more advanced stage of construction, it is in the due diligence process to raise the missing items to conclude the hiring phase. This process depends on several levels of approval including CAD. The current forecast is that park A will be completed in 2018 and park B, also of 27 MW, in 2019. For the remaining wind farms, it is expected that these ones will be concluded via SPEs, after the public call for the partners selection. The TL originally designed for Casa Nova I was completed in 2017 and energized to support the generation of Casa Nova II and III wind farms.

(2) Wind farm project without grants and not-traded energy
(3) - Basic values with readjustments, without indirect costs.
(4) - According to Aneel Order No. 2,494 of 08.16.2017, the increase in the capacity to be installed was authorized.
(5) - According to Aneel Order No. 2,495 of 08.16.2017, the increase in the capacity to be installed was authorized.
(6) Assured energy increased according to Order MME 385 of 12.15.17.
(7) Plant commercial operation authorized by Aneel Order 4,153 of 12.09.2017.
(8) On 12.24.2017 all the windmills were under test operation. The commercial operation might occur in January 2018.

(9) The contract with the original consortium supplier was rescinded and a new contract with a new supplier was signed in July 2017; the new dates agreed between both parts for the commercial operation of Anta SHP generating units are: UG1 - 06/10/2018 and UG2 - 10/10/2018. Furnas is making every effort to anticipate the go-live of these units in order to reach the dates agreed with ANEEL.

(10) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2.
(11) It includes Simplício, which is already operating.

(12) It includes direct costs of R$ 20,569 million approved in RDE 1368.018/17 of 07.26.2017. Considering the indirect costs and foreign exchange adjustment, reaches in December 2017 the amount of R $ 28,533 million. The Go live date changed to 01/01/2025  according to RDE 1379 007/17, but the new budget is under review.

(13) It considers estimated direct and indirect costs.
(14) No operating license for Angra 3. It is considered 40 years from 01.01.2024 by analogy with Angra 2.

(15) On 09/19/2017 ANEEL's authorization was issued for the commercial operation of UG1, but it only started operating on 09/27/2017. Installed Power of UTE Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4.950 / 2014, in the amount of 189.9 MW.

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Percentage	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
										Total	Up to 4Q17			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1) (2)	HPP Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	15.00	4,571.00	Apr-16	Aug-11	Aug-45	40,051.71	40,051.71	95.70%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	70	121.75	30.00
Cia. Energética Sinop S.A.	HPP Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	408.00	24.50	239.8	Jan-18	Mar-14	Feb-49	3,176.03	1908.87	96.82%	Chesf (24,5%) Eletronorte (24,5%) EDFNF (51,00%)	88.48	144.35	0.11
Acauã Energia S.A. (2)	WPP Acauã	Chesf (99,93)	BA	6.00	99.93	3.10	May-18	Apr-15	Apr-49	46.60	36.61	82.60%	Sequóia (0,00668%)	100.00	134.69	-
Angical 2 Energia S.A. (2)	WPP Angical 2	Chesf (99,96)	BA	10.00	99.96	5.1	Mar-18	Apr-15	Apr-49	68.40	52.28	80.90%	Sequóia (0,04%)	100.00	134.69	-
Arapapá Energia S.A. (2)	WPP Arapapá	Chesf (99,9)	BA	4.00	99.90	2.2	Jun-18	Apr-15	Apr-49	36.80	28.04	85.30%	Sequóia (0,1%)	100.00	134.69	-
Caititu 2 Energia S.A. (2)	WPP Caititu 2	Chesf (99,96)	BA	10.00	99.96	5.1	Sep-18	Apr-15	Apr-49	71.50	47.43	65.80%	Sequóia (0,04%)	100.00	134.69	-
Caititu 3 Energia S.A. (2)	WPP Caititu 3	Chesf (99,96)	BA	10.00	99.96	4.7	Oct-18	Apr-15	Apr-49	70.10	46.15	66.20%	Sequóia (0,04%)	100.00	134.69	-
Carcará Energia S.A. (2)	WPP Carcará	Chesf (99,96)	BA	10.00	99.96	4.6	Jul-18	Apr-15	Apr-49	72.60	57.85	77.50%	Sequóia (0,04%)	100.00	134.69	-
Corrupião 3 Energia S.A. (2)	WPP Corrupião 3	Chesf (99,96)	BA	10.00	99.96	4.2	Aug-18	Apr-15	Apr-49	74.00	51.19	70.60%	Sequóia (0,04%)	100.00	134.69	-
Teiú 2 Energia S.A. (2)	WPP Teiú 2	Chesf (99,95)	BA	8.00	99.95	4.2	Jul-18	Apr-15	Apr-49	57.50	44.55	82.30%	Sequoia (0,05%)	100.00	134.69	-
1= Complexo Éolico Pindai I		-	-	-		-	-	-	-	-	-	0.00%	-	-	-	-
Coqueirinho 2 Energia S.A. (2)	WPP Coqueirinho 2	Chesf (99,98)	BA	16.00	99.98	8.5	Apr-18	Apr-15	May-49	120.05	97.31	82.20%	Sequóia (0,0238%)	100.00	158.02	-
Papagaio Energia S.A. (2)	WPP Papagaio	Chesf (99,96)	BA	10.00	99.96	4.9	May-18	Apr-15	May-49	75.80	57.95	74.50%	Sequóia (0,04%)	100.00	157.41	-
P2= Complexo Éolico Pindai II		-	-	-		-	-	-	-	-	-	0.00%	-	-	-	-
Tamanduá Mirim 2 Energia S.A. (2)	WPP Tamanduá Mirim 2	Chesf (83,01)	BA	16.00	83.01	8	Mar-18	Apr-15	Jun-49	121.40	98.55	81.50%	Sequóia (16,99%)	100.00	134.69	-
Empresa de Energia São Manoel S.A.	HPP São Manoel	Furnas (33,33%)	MT/PA	700(3)	33.33	421.7	Nov-17	Aug-14	Apr-49	4058.00	3634.00	99.60%	EDP – Energias do Brasil S.A.(33,33%) CTG Três Gargantas (33,33%)	0.00	0.00	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	49.00	11.10	Oct-18	Aug-16	mai/47	-	-	0.00%	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Pau Brasil S.A. (**)	Pau Brasil	Furnas (49%)	CE	15.00	49.00	7.70	-	-	mar/47	-	-	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Rosada S.A. (**)	Rosada	Furnas (49%)	RN	30.00	49.00	13.40	-	-	May-48	-	-	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica São Paulo S.A. (**)	São Paulo	Furnas (49%)	CE	17.50	49.00	8.10	-	-	mar/47	-	-	-	PF Participações (51,00%)	-	-	-

Energia dos Ventos V S.A.	São Januário	Furnas (99%)	CE	19.20	99.99	9.00	Nov-19	Jul-18	Jul-47	872.00	115.03	-	Alupar (0%) Central Eólica São Januário (0,01%)	-	-	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99%)	CE	28.80	99.99	12.80	Nov-19	Jul-18	Aug-47	872.00	115.03	-	Alupar(0%) Central Eólica Nossa Senhora de Fátima (0,01%)	-	-	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (99%)	CE	28.80	99.99	14.10	Nov-19	Jul-18	Aug-47	872.00	115.03	-	Alupar(0%) Central Eólica Jandaia (0,01%)	-	-	-
Energia dos Ventos VIII S.A	São Clemente	Furnas (99%)	CE	19.20	99.99	9.30	Nov-19	Jul-18	Jul-47	872.00	115.03	-	Alupar(0%) Central Eólica São Clemente (0,01%)	-	-	-
Energia dos Ventos IX S.A	Jandaia I	Furnas (99%)	CE	19.20	99.99	9.90	Nov-19	Jul-18	Jul-47	872.00	115.03	-	Alupar(0%) Central Eólica Jandaia I (0,01%)	-	-	-
Bom Jesus Eólica S.A.(**)	Bom Jesus	Furnas (49%)	CE	18.00	49.00	8.10	-	-	Apr-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	-	-	-
Cachoeira Eólica S.A.(**)	Cachoeira	Furnas (49%)	CE	12.00	49.00	5.00	-	-	Apr-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cachoeira Ltda. (0,01%)	-	-	-
Pitimbu Eólica S.A.(**)	Pitimbu	Furnas (49%)	CE	18.00	49.00	7.20	-	-	Mar-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Pitimbu Ltda. (0,01%)	-	-	-
São Caetano Eólica S.A. (**)	São Caetano	Furnas (49%)	CE	25.20	49.00	11.00	-	-	Apr-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano Ltda. (0,01%)	-	-	-
São Caetano I Eólica S.A.(**)	São Caetano I	Furnas (49%)	CE	18.00	49.00	7.70	-	-	Apr-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano I Ltda. (0,01%)	-	-	-
São Galvão Eólica S.A. (**)	São Galvão	Furnas (49%)	CE	22.00	49.00	9.50	-	-	Mar-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Galvão Ltda. (0,01%)	-	-	-
Carnaúba I Eólica S.A.(**)	Carnaúba I	Furnas (49%)	RN	22.00	49.00	9.40	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba I Ltda. (0,01%)	-	-	-
Carnaúba II Eólica S.A.(**)	Carnaúba II	Furnas (49%)	RN	18.00	49.00	7.30	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba II Ltda. (0,01%)	-	-	-

Carnaúba III Eólica S.A.(**)	Carnaúba III	Furnas (49%)	RN	16.00	49.00	7.50	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba III Ltda. (0,01%)	-	-	-
Carnaúba V Eólica S.A.(**)	Carnaúba V	Furnas (49%)	RN	24.00	49.00	10.10	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba V Ltda. (0,01%)	-	-	-
Cervantes I Eólica S.A.(**)	Cervantes I	Furnas (49%)	RN	16.00	49.00	7.10	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes I Ltda. (0,01%)	-	-	-
Cervantes II Eólica S.A.(**)	Cervantes II	Furnas (49%)	RN	12.00	49.00	5.60	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes II Ltda. (0,01%)	-	-	-
Punaú I Eólica S.A.(**)	Punaú I	Furnas (49%)	RN	24.00	49.00	11.00	-	-	Jul-49	-	-	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Punaú I Ltda. (0,01%)	-	-	-
Geradora Eólica Arara Azul S.A.(*)	Arara Azul	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	-	-	-
Geradora Eólica Bentevi S.A.(*)	Bentevi	Furnas (90%)	RN	15.00	90.00	5.70	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde I S.A.(*)	Ouro Verde I	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde II S.A.(*)	Ouro Verde II	Furnas (90%)	RN	30.00	90.00	11.20	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde III S.A.(*)	Ouro Verde III	Furnas (90%)	RN	25.00	90.00	9.40	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	-	-	-

Geradora Eólica Ventos de Santa Rosa S.A.(*)	Santa Rosa	Furnas (90%)	CE	20.00	90.00	8.40	-	-	Oct-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	-	-	-
Geradora Eólica Ventos de Uirapuru S.A.(*)	Uirapuru	Furnas (90%)	CE	28.00	90.00	12.60	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	-	-	-
Geradora Eólica Ventos do Angelim S.A.(*)	Ventos de Angelim	Furnas (90%)	CE	24.00	90.00	10.30	-	-	Nov-49	-	-		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel I	Furnas (90%)	RN	28.00	90.00	13.00	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel II	Furnas (90%)	RN	28.00	90.00	12.80	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel III	Furnas (90%)	RN	28.00	90.00	12.50	-	-	Nov-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Geradora Eólica Itaguaçu da Bahia SPE S.A. (*)	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	49.00	14.00	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Luiza SPE S.A. (*)	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	49.00	14.20	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A. (*)	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.(*)	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	49.00	13.60	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-

Geradora Eólica Ventos de Santa Vera SPE S.A. (*)	Ventos de Santa Vera	Furnas (49%)	BA	28.00	49.00	15.20	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*)	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	49.00	16.10	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Bento SPE S.A. (*)	Ventos de São Bento	Furnas (49%)	BA	28.00	49.00	14.40	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A. (*)	Ventos de São Cirilo	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São João SPE S.A. (*)	Ventos de São João	Furnas (49%)	BA	28.00	49.00	15.00	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Rafael SPE S.A. (*)	Ventos de São Rafael	Furnas (49%)	BA	28.00	49.00	13.80	-	-	Sep-49	-	-	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
(1) 13 generating units in commercial operation summing up 4,510.87 MW in commercial operation.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is  4,510.87 MW.

(3) Until December / 2017 HPP São Manoel had only one Gener.Unit in commercial operation (175 MW)
(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Reduction.

(**)The enterprises that participated in the Competitive Mechanism of  Reserve Energy Hiring Undone of 2017, (Decree 9,019/2017) and were successful. The result of the process mentioned before and the return of the grants by ANEEL was approved, except for Famosa 1, which is the regularization process by ANEEL.

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Apr-19	Oct-38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Apr-19	Aug-39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	May-19	Aug-39	6.16
	Paraíso-Açu II	84.89	123.00	230	May-19	Nov-40	4.90
	Açu II-Mossoró II		69.00		May-19	Nov-40	-
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Nov-20	Dec-41	-
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	20.09
	Messias-Maceió II		20.00	230	Dec-18	May-42	-
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	12.10
	Pituaçú-Pirajá		5.00	230	Dec-19	May-42	-
	Russas II-Banabuiu C2	81.74	110.00	230	Dec-18	Jun-42	16.44
Furnas	TL Mascarenhas – Linhares e SE Linhares	67,2 (Basis: Dec/08)	99.00	230	Apr-18	Jul-40	7.81
	TL Xavantes – Pirineus (1)	31,18 (Basis: Sep/11)	50.00	230	May-18	Dec-41	3.83
Eletrosul*	Portion Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.23
	Concession Agreement 001/2015 (several entreprises in RS)	**	1802.00	230 and 525	**	Mar-45	225.98
(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.
* The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at it historical acquisition price.

**Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Chesf	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(*)
	SS 230/69 kv Maceió II	94.43	400	AL	Dec-18	May-42	(*)
	SS 230/138 kv Poções II	94.43	200	BA	Jun-18	May-42	(*)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(*)
	SS 230/69 kv Jaboatão II	68.77	300	PE	Jul-18	Jun-42	5.42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Apr-19	Oct-38	(*)
Eletrosul	Garopaba - Implementation of two EL modules	7.48	0.00	SC	Dec-18	Dec-42	0.9651
	Canoinhas - Substitution of the 3rd Autotransf. 230/138 kV (75 MVA per 150 MVA)	44.30	672.00	RS	Feb-18	Dec-42	7.8522
	Santo Ângelo - 3rd bank of autotransformers 525/230kV	7.70	-	RS	Jan-18	Dec-42	1.2860
	Tapera - Installation capacitors banks 230kV - 50 MVAr	13.35	-	MS	Apr-18	Dec-42	2.5193
	Dourados - Two capacitors banks 230kV of 50 Mvar	9.28	-	SC	Nov-18	Dec-42	1.4532
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	14.62	83	RS	Sep-18	Oct-40	1.5802
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	23.14					2.50
	Concession contract 001/2015 (Several enterprises in RS)	**	4781	RS	**	Mar-45	110.02
(*) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

(**) Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Millions)
			Total	Up to 4Q17
Transnorte Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)	488.58 399.57	170.86 0.00	400.3 315.20	500	Apr-20	Jan-42	56.68 44.63
Belo Monte Transmissora de Energia SPE S.A.	Direct current transmission system ±800 kV Xingu - Estreito.	Eletronorte (24,5%) Furnas (24,5%)	2,737.00	2,734.00	2092	±800	Feb-18	Jun-44	275
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	35.00	39	230	Sep-18	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	(1)	(1)	399 207 241	500	May-18	May-44	75,49 42,30 -
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste Circ 1 Luziânia - Brasília Leste Circ 2	Furnas (39%)	(1)	(1)	67 67	500 500	May/18 Oct/17	Oct-43	25.08
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, dual circuit	Eletrosul (51%)	143.49	38.34	199 72	230 230	Mar/19 Jan/18 and Jul/19	Jan-44	9.00
Paraíso Transmissora de Energia S.A. *	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL sectioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	6.82	65 217 1	230	*	Mar-45	11.76
(1) Total Investment Value on the basis of the Enterprise Business Plan.

* Due to the non-interest of previous public callers, and in accordance with the Company's Business and Management Plan configuration, a new Public Call will be issued to select companies interested in acquiring the totality / participation in the Enterprise. AAR reference date: June/2014 and November/2014, respectively.

VI.2.2.2.2 Substations
SPC	SS	Eletrobras Companies (%)	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	0.00	-	RR	May-15	Jan-42	6.14
	SS Engenheiro Lechuga	Eletronorte (49%)	26.24	-	AM	Jan-20	Jan-42	8.29
	SS Equador	Eletronorte (49%)	100.24	-	RR	Jan-20	Jan-42	21.95
	SS Boa Vista	Eletronorte (49%)	100.24	800 MVA	RR	Jan-20	Jan-42	15.08
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static compensator; (-300,+300) Mvar.	Furnas (49,9%)	-	-	SP	May-18	May-44	11,73 10,8
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st transformer bank	Furnas (49,9%)	-	1,200	SP	May-18	-	70.80
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transformer banks	Furnas (49,9%)	-	2,400	SP	May-18	-	16.18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	-	1,080	DF	Nov-17	Oct-43	-
ETAU*	SS Lagoa Vermelha II Expansion- 50 Mvar	Eletrosul (51%)	10.27	2.03	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); SS Maçarambá, Foz do Chapecó and Santo Angelo Expansions.	Eletrosul (51%)	76.16	67.69	SC/RS	Jan/18 Mar/19, Jan/18 and Mar/19	Jan-44	8.50
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27,42%)	72.23	1.86	MS	**	Mar-45	10.24
Transmissora Sul Litorânea de Energia - TSLE	SS Povo Novo 525/230 kV expansion	Eletrosul (100%)	42.34	37.28	RS	Jan-18	Aug-42	6.44
* The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.

** Due to the non-interest of previous public callers, and in accordance with the Company's Business and Management Plan configuration, a new Public Call will be issued to select companies interested in acquiring the totality / participation in the Enterprise. AAR reference date: 06/30/2014.

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg) (MW Médio)	Generated Energy MWh				Beginning of Operation	End of Concession	RCE		FCE
						1Q17	2Q17	3Q17	4Q17			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPP Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	501,329	492,622	80,699	139,961	Aug-11	Jul-42	100.0	209.92
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	-		Jun-08	May-37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	22,452.8	35,531.2	45,007.6	59,765.2	Jul/14 (¹)	Aug-45	76.3	243.52	23.70
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	20,602.7	32,987.2	42,896.9	49,132.3	Jul/14 (¹)	Dec-45	88.9	244.64	11.06
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	21,341.6	32,073.0	42,082.8	49,710.1	Jul/14 (¹)	Dec-45	88.1	245.12	11.89
ESBR Participações S.A. (4)	HPP Jirau*	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.1	5,148,063.0	5,646,699.0	1,644,151.0	2,720,575.0	Sep-13	Aug-43	22.7	117.97	51.00
Norte Energia S.A. (3)	HPP B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.1	4,571.0	5,214,019.6	6,540,259.2	7,939,348.8	9,117,490.6	Apr/16	Aug-45	70	-	30
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	22,452.8	35,531.2	45,007.6	29,004.6	Mar-13	Feb-46	48.1	208.81	49.6
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	20,602.7	32,987.2	42,896.9	25,355.8	Mar-13	Feb-46	53.3	208.81	44
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	21,341.6	32,073.0	42,082.8	26,565.8	Mar-13	Feb-46	51.6	208.81	48
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	23,188.6	33,352.1	43,779.7	28,355.2	Nov-15	Feb-49	98.4	150.83	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	21,295.5	33,907.1	44,375.9	26,379.0	Oct-15	Feb-49	99.1	150.83	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	22,083.1	34,052.4	45,257.4	28,301.7	Nov-15	Feb-49	98.4	150.83	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	19,355.5	31,487.7	42,172.0	25,860.5	Mar-16	Jun-49	-	153.86	96
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	16,116.2	24,075.7	31,779.1	21,551.9	Mar-16	Jul-49	-	151.57	95
V. de Santa Joana IX Energia Renováveis S.A. (5)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,215.9	30,406.7	41,732.9	20,391.5	Aug-15	Aug-35	83.5	143.22	16.46
V. de Santa Joana X Energia Renováveis S.A. (5)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,751.4	31,574.1	44,620.0	22,369.0	Jul-15	Aug-35	85.0	143.22	15.00
V. de Santa Joana XI Energia Renováveis S.A. (5)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,845.7	29,225.4	41,702.0	21,069.5	Jul-15	Aug-35	88.1	143.22	11.88
V. de Santa Joana XII Energia Renováveis S.A. (5)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	17,488.6	36,218.1	44,350.6	27,944.3	Jul-15	Aug-35	90.5	143.22	9.47
V. de Santa Joana XIII Energia Renováveis S.A. (5)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,173.0	30,335.6	41,291.3	22,877.9	Jul-15	Aug-35	83.8	143.22	16.25
V. de Santa Joana XV Energia Renováveis S.A. (5)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	15,064.3	34,848.5	42,773.5	20,002.0	Jul-15	Aug-35	92.6	143.22	7.41
V. de Santa Joana XVI Energia Renováveis S.A. (5)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,706.6	35,673.9	45,780.5	26,898.5	Jul-15	Aug-35	87.9	143.22	12.07
V. de Santa Joana I Energia Renováveis S.A. (6) (9)	WPP Santa Joana I	Chesf (49%)	PI	28.9	15.0	15,214.1	32,377.5	45,985.9	26,385.8	Jan-16	Dec-35	102.67	167.45	- 2.67
V. de Santa Joana III Energia Renováveis S.A. (6) (9)	WPP Santa Joana III	Chesf (49%)	PI	29.6	13.4	9,827.9	26,124.6	40,624.0	20,323.3	Mar-16	Dec-35	109.70	166.97	- 9.70
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,594.0	31,058.1	42,188.4	26,227.3	Jan-16	Dec-35	94.37	167.21	5.63
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	15.7	13,339.3	32,474.3	46,430.9	23,726.5	Jan-16	Dec-35	90.45	167.17	9.55
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.9	14,809.8	33,664.6	47,994.3	27,930.2	Jan-16	Dec-35	94.63	167.20	5.37
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.5	14,267.1	33,036.3	45,011.8	23,031.3	Feb-16	Dec-35	95.48	165.46	4.52
U.E.E. Caiçara I S.A. (7)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	24,990.2	22,504.9	34,332.7	41,509.9	Nov-15	Jun-47	95.90	155.89	4.10
U.E.E. Caiçara II S.A. (7)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	16,809.0	15,927.6	25,392.3	27,887.0	Nov-15	Jul-47	99.40	155.84	0.60
U.E.E. Junco I S.A. (7)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	21,278.3	19,290.0	31,629.1	35,226.8	Nov-15	Jul-47	97.60	157.01	2.40
U.E.E. Junco II S.A (7)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	20,968	19,347	30,666	34,597	Nov-15	Jul-47	94.10	156.20	5.90
Eólica Serra das Vacas I S.A. (8)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	25,704	23,368	29,312	30,718	Dec-15	Jun-49	-	155.89	100.00
Eólica Serra das Vacas II S.A. (8)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,544	19,416	25,500	28,432	Dec-15	Jun-49	-	155.48	100.00
Eólica Serra das Vacas III S.A. (8)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	24,229	18,390	23,854	27,041	Dec-15	Jun-49	-	155.98	100.00
Eólica Serra das Vacas IV S.A. (8)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	23,597	20,176	26,103	26,766	Dec-15	Jun-49	-	156.05	100.00
Enerpeixe S.A.	HPP Peixe Angical	Furnas (40%)	TO	498.8	280.5	411,981	346,571	263,066	441,674	Jun-06	Nov-36	2.96	156.24	97.04
Baguari Geração de Energia S.A.	HPP Baguari	Furnas (15%)	MG	140.0	80.0	47,014	29,982	13,226	31,502	Sep-09	Aug-41	100.00	210.26	-
Retiro Baixo Energética S.A.	HPP Retiro Baixo	Furnas (49%)	MG	82.0	38.2	43,585	12,092	2,628	34,911	Mar-10	Aug-41	97.31	219.77	2.70
Foz de Chapecó Energia S.A.	HPP Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	2,483,504	2,709,722	4,073,925	3,044,171	Oct-10	Nov-36	100.00	-	-
Serra do Facão Energia S.A.	HPP Serra do Facão	Furnas (49,5%)	GO	212.6	182.4	65,079	35,007	36,865	83,635	Jul-10	Nov-36	66.85	242.30	33.15
Madeira Energia S.A.	HPP Santo Antônio	Furnas (39%)	RO	3,568.8	2,424.2	4,912,423	5,077,451	3,067,522	676,072	Mar-12	Jun-43	64.53	143.12	35.47
Teles Pires Participações S.A.	HPP Teles Pires	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1,819.8	915.4	3,386,222	2,440,108	629,597	1,071,390	Nov-15	Jun-46	65.45	88.31	34.55
Tijoá Participações e Investimentos S.A.	HPP Três Irmãos	Furnas (49,9%)	SP	807.5	217.5	745,000	562,000	625,000	512,000	Oct-14	Sep-44	-	-	-
Empresa de Energia São Manoel S.A.(10)	HPP São Manoel	Furnas (33,33%)	MT/PA	175.0	105.4	-	-	-	1,356	Dec-17	Apr-49	-	-	-
Eólica Livramento S.A. **	WPP Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (78%)	RS	25.2	11.7	15,379	21,300	22,506	21,883	Aug-15	Mar-47	-	-	11.70
Santa Vitória do Palmar S.A.	WPP Geribatu I to X	Holding (78,0%)(11)	RS	258.0	109.5	170,119	200,262	235,462	243,500	Feb-15	Apr-47	-	-	109.50

Eólica –Chuí Holding S.A.	WPP Chuí I to V and Minuano I and II	Holding (78,0%)(11)	RS	144.0	59.6	87,990	105,918	121,011	126,001	May-15	Apr-47	-	-	59.60
Hermenegildo I S.A.***	WPP Verace 24 to 27	Holding (99,99%)(11)	RS	57.3	24.9	41,987	47,763	53,460	57,608	Nov-15	Jun-49	-	-	24.90
Hermenegildo II S.A.***	WPP Verace 28 to 31	Holding (99,99%)(11)	RS	57.3	25.3	36,646	44,821	50,988	54,052	Dec-15	Jun-49	-	-	25.30
Hermenegildo III S.A.***	WPP Verace 34 to 36	Holding (99,99%)(11)	RS	48.3	21.0	32,209	39,862	44,013	44,860	Dec-15	Jun-49	-	-	21.00
Chuí IX S.A.***	WPP Chuí 09	Holding (99,99%)(11)	RS	17.9	7.4	12,161	14,093	15,153	16,551	Oct-15	May-49	-	-	7.40
(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled.
(2) Amapari is inoperative since 07/04/2014, not having generation and commercialization data.
(3) 13 generation units operating totalling 4,510.87 MW in commercial operation.

(4) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of  3,750 MW (all of them operating).  Increased physical guarantee of HPP Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(5) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.
(6) The participation of SPEs V. Santa Joana I, III, IV, V, VII e Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada do Piaui II Holding S.A.
(7) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações S.A.
(8) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.
(9) The SPEs had the assured energy adjusted after the auction. The contracted energy is greater than the current physical guarantee.
(10) Up to December/2017, HPP São Manoel had only one generation unit in commercial operation (175MW).

(11) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.
These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* Traded energy does not reach 100% due to the application of GSF – Generation Scaling Factor. Also, in the calculation is considered the MCSD (Mechanism of compensation of Surpluses and Deficits) for contract A-5.

** In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.

*** On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(¹) Decision obtained by means of a writ of mandamus, requesting a preliminary injunction.

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q17		2Q17		3Q17		4Q17
				R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	66.87	329,029	63.87	310,485	65.76	315,157.67	69.87	333,048
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.28	35,017	7.10	30,154	14.00	57,682.00	14.55	59,765
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.36	35,204	5.90	24,866	12.00	49,051.00	12.02	49,132
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.30	30,487	6.50	27,315	13.53	36,899.42	12.18	49,710
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	45.14	408,735	35.84	322,685	14.86	578,721.75	15.11	125,502
			B	83.42	446,870	91.87	495,555	116.35	614,093.43	109.37	570,309
		Others	A	376.42	3,425,086	263.37	2,361,075	112.13	940,648.04	116.99	965,902
			B	151.48	837,821	317.02	1,574,740	585.21	2,661,981.38	483.71	2,148,120
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	507.65	4,171,216	649.07	5,232,207	712.99	5,667,767.54	735.92	5,791,567
			B	-	-	-	-	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.07	14,872	3.07	15,037	3.07	15,202.11	3.15	15,202
			B	-	-	-	-	-	-	-	-
		Others	A	2.37	11,480	2.37	11,608	2.37	11,735.48	2.43	11,735
			B	-	-	-	-	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.32	16,091	3.32	16,269	3.32	16,448.18	3.40	16,448
			B	-	-	-	-	-	-	-	-
		Others	A	2.56	12,421	2.56	12,559	2.56	12,697.42	2.63	12,697
			B	-	-	-	-	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.14	15,237	3.14	15,407	3.14	15,575.93	3.22	15,576
			B	-	-	-	-	-	-	-	-
		Others	A	2.42	11,763	2.42	11,893	2.42	12,024.07	2.49	12,024
			B	-	-	-	-	-	-	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.93	26,352	3.93	26,645	3.97	26,937.60	4.06	26,938
			B	-	-	-	-	-	-	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.68	24,624	3.68	24,898	3.71	25,171.20	3.80	25,171
			B	-	-	-	-	-	-	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.03	27,000	4.03	27,300	4.06	27,600.00	4.16	27,600
			B	-	-	-	-	-	-	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	1.72	11,166	1.90	12,356	2.71	17,588.88	1.78	11,549
			B	-	-	-	-	-	-	-	-
		Others	A	1.79	11,626	1.98	12,858	2.82	18,303.36	1.85	12,020
			B	-	-	-	-	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	1.41	9,272	1.55	10,252	2.21	14,591.04	1.45	9,598
			B	-	-	-	-	-	-	-	-
		Others	A	1.46	9,661	1.62	10,681	2.30	15,195.12	1.51	9,988
			B	-	-	-	-	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.96	28,525	3.96	28,829	4.07	29,145.60	4.17	29,132
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.16	30,029	4.16	29,702	4.97	30,028.80	4.30	30,015
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.00	30,470	4.00	30,794	4.35	31,132.80	4.46	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-

V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415	4.72	33,782.40	4.84	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.08	28,957	4.08	29,266	4.14	29,587.20	4.24	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.59	32,415	4.59	32,760	4.63	33,120.00	4.74	33,105
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415	4.63	33,120.00	4.84	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.24	31,767	5.42	32,105	5.44	32,457.60	5.43	32,443
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.65	28,957	4.81	29,266	4.94	29,587.20	4.94	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.13	30,686	5.30	31,013	5.24	31,353.60	5.24	31,339
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.09	30,470	5.26	30,794	5.20	31,132.80	5.20	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.35	31,983	5.52	32,323	5.41	32,678.40	5.46	32,664
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	33,279	5.69	33,634	5.63	34,003.20	5.62	33,988
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.55	29,174	4.60	29,484	-	-	-	-
			B	0.39	1,761	483.61	1,590	9.54	33,617.43	11.80	40,526
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.13	20,104	3.17	20,318	-	-	-	-
			B	0.00	4	-	-	7.27	24,861.29	7.88	27,227
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.11	26,152	4.15	26,431	-	-	-	-
			B	1.14	3,755	0.20	783	8.78	30,966.75	9.86	34,394
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.85	24,638	3.89	24,900	-	-	-	-
			B	0.95	3,665	626.10	2,084	8.79	30,027.25	9.76	33,767
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.11	26,364	4.15	26,645	-	-	-	-
			B	-	-	-	-	5.39	26,937.60	6.01	25,125
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.33	21,394	3.36	21,622	-	-	-	-
			B	0.18	1,020	0.27	828	3.96	21,378.00	5.31	22,313
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.71	23,771	3.75	24,024	-	-	-	-
			B	0.05	280	0.05	145	6.07	23,768.88	5.90	24,807

Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.54	22,691	3.58	22,932	-	-	-	-
			B	0.13	740	0.20	617	4.59	23,637.44	5.64	23,681
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	1.43	9,142	0.81	5,204	0.52	3,304.91	144.05	922
			B	23.25	138,484	23.53	146,525	24.41	152,001.52	0.02	152,830
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511	0.32	1,492	0.35	1,607.96	0.38	1,707
			B	-	-	-	-	-	-	-	-
		Others	A	17.69	82,898	16.58	76,743	17.50	79,840.12	18.34	83,223
			B	-	-	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	16.90	79,466	16.44	76,167	17.24	78,884.24	17.77	80,843
			B	0.48	2,161	0.48	2,184	0.49	2,208.00	0.49	2,207
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	220.78	318,188	217.68	307,106	223.40	365,086.52	231.28	323,013
			B	-	-	-	-	-	-	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	8.96	39,037	3.48	15,027	1.80	7,749.49	1.93	8,180
			B	-	-	-	-	-	-	-	-
		Others	A	51.72	227,522	55.74	241,697	60.36	258,163.36	61.78	262,583
			B	25.62	110,211	31.59	135,906	32.69	140,624.38	32.28	138,859
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	12.18	140,835	8.78	101,506	9.13	105,129.52	9.93	112,892
			B	32.42	172,847	71.14	388,718	71.92	392,989.85	71.47	392,812
		Others	A	128.56	1,509,855	91.14	1,053,121	93.60	1,066,928.90	98.71	1,119,738
			B	33.74	179,902	74.04	404,584	74.85	409,030.25	74.88	408,845
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	0.23	1,663	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	1.90	13,716	7.13	24,720	25.35	59,008.11	6.99	24,235
			B	-	-	-	-	-	-	-	-
Santa Vitória do Palmar S.A. *	Holding (78%) (4)	Eletrobras System	A	2.61	18,393	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	21.50	151,725	66.81	231,360	66.99	232,501.23	65.41	232,813
			B	-	-			-	-
Eólica –Chuí Holding S.A. *	Holding (78%) (4)	Eletrobras System	A	1.41	9,513	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	11.61	78,476	36.26	125,830	35.31	123,488.30	35.30	125,542
			B	-	-			-	-
Hermenegildo I S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.40	15,336	11.13	47,763	9.15	53,460.17	13.60	57,608
		Others	A	6.79	41,904	-	-	-	-	-	-
			B	-	-	1.21	5,139	1.06	1,433.38	-	-
Hermenegildo II S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.59	16,632	10.30	44,821	7.23	50,987.89	12.09	54,052
		Others	A	5.28	40,824
			B			1.94	7,256	1.46	2,063.33	0.31	668
Hermenegildo III S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.53	14,256	8.91	39,862	7.12	44,012.75	10.11	44,860
		Others	A	5.16	33,696	-	-	-	-	-	-
			B	-	-	1.39	4,284	0.82	1,285.84	0.33	715
Chuí IX S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	0.71	4,968	3.16	14,093	2.56	15,152.91	3.81	16,551
		Others	A	1.66	11,880	-	-	-	-	-	-
			B	-	-	0.47	1,681	0.30	425.46	0.03	57

(1)  The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPC informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.
(3) The SPC did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

(4) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.
These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
* On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q17	2Q17	3Q17	4Q17
NESA	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	121.70	124.05	125.80	127.07
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	203.21	206.09	208.25	209.78
Amapari Energia S.A.	Eletronorte (49%)	0.00	0.00	0.00	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	236,43	236.43	243.52	243.52
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.52	237.52	244.64	244.64
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.99	237.99	245.12	245.12
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	128.25	148.94	172.78	172.78
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	121.70	124.05	125.80	127.07
Pedra Branca S.A.	Chesf (49%)	203.32	203.32	203.32	206.96
São Pedro do Lago S.A.	Chesf (49%)	203.32	203.32	203.32	206.96
Sete Gameleiras S.A.	Chesf (49%)	203.32	203.32	203.32	206.96
Baraúnas I Energética S.A.	Chesf (49%)	147.21	147.21	148.43	150.83
Mussambê Energética S.A.	Chesf (49%)	147.21	147.21	148.43	150.83
Morro Branco I Energética S.A.	Chesf (49%)	147.21	147.21	148.43	150.83
Banda de Couro Energética S.A.	Chesf (1,7%)	153.86	153.86	153.86	153.86
Baraúnas II Energética S.A.	Chesf (1,5%)	151.57	151.57	151.57	151.57
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79	143.22
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	157.11	167.45	167.45	167.45
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	156.67	166.97	166.97	166.97
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	156.89	167.21	167.21	167.21
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	156.85	167.17	167.17	167.17
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	156.88	167.20	167.20	167.20
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	155.25	165.46	165.46	165.46
WPP. Caiçara I S.A.	Chesf (49%)	155.89	155.89	155.89	155.89
WPP Caiçara II S.A.	Chesf (49%)	155.84	155.84	155.84	155.84
WPP Junco I S.A.	Chesf (49%)	157.01	157.01	157.01	157.01
WPP Junco II S.A	Chesf (49%)	156.20	156.20	156.20	156.20
WPP Serra das Vacas I S.A.	Chesf (49%)	155.88	156.31	243.39	266.07
WPP Serra das Vacas II S.A.	Chesf (49%)	156.28	161.92	251.32	287.09
WPP Serra das Vacas III S.A.	Chesf (49%)	156.13	157.17	220.76	265.72
WPP Serra das Vacas IV S.A.	Chesf (49%)	156.56	160.40	246.12	269.81
Enerpeixe S.A.	Furnas (40%)	156.60	134.44	156.60
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	138.19	219.15
Retiro Baixo Energética S.A.	Furnas (49%)	212.96	55.27	218.57	665.29
Foz de Chapecó Energia S.A.	Furnas (40%)	231.39	211.07	233.65
Serra do Facão Energia S.A.	Furnas (49,5%)	229.04	124.84	233.30
Madeira Energia S.A.	Furnas (39%)	157.57	164.99	175.56	184.64
Teles Pires Participações S.A.	Furnas (49,9%)	98.06	106.15	126.39	106.96
WPP Livramento S.A.	Eletrosul (78%)	138.83	281.15	429.58	288.35
Santa Vitória do Palmar S.A.	Holding (78,0%)	141.68	281.01	288.14	280.96
WPP – Chuí Holding S.A.	Holding (79,0%)	147.90	282.19	285.95	281.17
Hermenegildo I S.A.	Holding (99,99%)	158.71	196.54	196.54	196.54
Hermenegildo II S.A.	Holding (99,99%)	158.19	194.95	194.95	194.95
Hermenegildo III S.A.	Holding (99,99%)	158.08	194.43	194.43	194.43
Chuí IX S.A.	Holding (99,99%)	158.11	194.61	194.61	194.61

VII.1.2 Transmission
VII.1.2.1 Operational Asset
VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.17 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), Switching SS Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	44.08	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT) SS Juba and SS Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	Sep-09	Mar-38	19.18	3.60%
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, in 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	0.05	30.47%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	Mar-13	Oct-38	99.87	3.60%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	Feb-39	288.83	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	SS Converter Xingu - SS Converter Estreito	Eletronorte (24,5)	2092	800	Dec-17	Jun-44	274.69	IPCA
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	180.12	1.02%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (12%) Chesf (12%)	695	500	May-08	Apr-36	130.90	1.04%
Manaus Transmissora de Energia S.A.	TL Oriximiná - Silves - Lechuga (AM)	Chesf (19,5)	559	500	Mar-13	Oct-38	99.87	1.04%
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	292.07	IPCA
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov-15 Nov-15 Dec-15 Mar-16	Dec-41	87.33	-1.10%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	out/14 out/14 mai/15 mai/15	Oct-41	12.49	-1.13%
Baguari Energia S.A.	HPP Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Furnas (24,5)	73	230	Feb-14	-	(1)
Brasventos	TL Rei dos Ventos - Miassaba 3	Furnas (24,5)	42	230	Feb-14	-	(1)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	17.39	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2 TL Peixe Angical – Gurupi	Furnas (40%) Furnas (40%)	17 20	500	Apr-06	Nov-36	(1)	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade Trindade – Xavantes Trindade – Carajás	Furnas (49%)	187 37 30	500 230 230	01/12/2013 01/12/2013 01/10/2013	Jul-40	57.32	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 – Viana	Furnas (49%)	256 8	500 345	Jun-14	Jul-40	34.15	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SE Celg de Catalão	Furnas (49,5%)	32	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	56.79	IPCA
	Quirinópolis - UTE Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.5	138	May-11	Jun-25
	Chapadão – Jataí		276.1	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.56	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.2	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - TPP Tropical Bionenergia I		49	138	mai/13	Jun-25
Transirapé	Irapé – Araçuaí	Furnas (24,5%)	65	230	May-07	Mar-35	33.12	IGPM
Transleste	Montes Claros – Irapé	Furnas (24%)	138	345	Dec-06	Feb-34	40.80	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	25.29	IGPM

Transenergia Goiás S.A.	Serra da Mesa – Niquelândia Niquelândia - Barro Alto	Furnas (99%)	100 89	230	set/17 mai/16	Sep/39 Nov/39	4.97	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	136.76	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	3.97	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	10.64	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43	10.64	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	39.11	IPCA
Madeira Energia SA	TL Usina a SE elevadora	Furnas (39%)	10	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092	800	Dec-17	Jun-44	629.80	-
Empresa de Energia São Manoel S.A.	TL SS São Manoel - SS Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)
Teles Pires Participações S.A.	TL HPP Teles Pires-SS Coletora Norte	Furnas (24,5)	7.5	500	Jun-11	Jun-46	(1)
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27,42%)*	188	230	Jul-05	Dec-32	35.76	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)*	120	525	Jul-06	Mar-35	31.08	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)*	187	525	Feb-14	May-42	16.83	IPCA
	Itá – Nova Santa Rita	Eletrosul (80%)*	307	525	Aug-14		27.75	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (80%)*	126	230	Dec-14		6.04	IPCA
	Camaquã - Povo Novo - Quinta	Eletrosul (80%)*	168	230	Dec-14		6.97	IPCA
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)*	151.5	230	Aug-14	Jan-42	8.27	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.39	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		30.05
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.56
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)*	29.04	525	Jun-15	May-42	5.06	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Sectioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	1.95	138	May-16	Jan-44	-	IPCA
* According to Aneel Resolution nº 2,258 / 2017.
** The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
*** AAR included in SS Santa Maria 3.
(1) There is no AAR because the equipments are exclusive to the generation plant.

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 12.31.17 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	3.36	1.57%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	Sep-09	Mar-38	6.63	3.60%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	Mar-13	Oct-38	72.96	3.60%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (12%) Chesf (12%)	-	May-08	Apr-36	131.00	3.60%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	0.05	30.47%
Belo Monte Transmissora de Energia S/A - BMTE	SS Conversora Xingu SS Conversora Estreito	Eletronorte (24,5%)	4000 3850	Dec-17	Jun-44	288.34	IPCA
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 500 kV; SS Serra da Mesa 2	Chesf (12,0)	-	May-08	Apr-36	*	1.04%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) 500/138 kV; SS Lechuga (ex-Cariri) 500/230 kV	Chesf (19,5)	150 1800	Mar-13	Oct-38	72.96	1.04%
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3150 2950	May-14	Feb-39	252.42	3.60%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 Kv	Chesf (49%)	3600 450	Oct-13	Jul-40	28.61	1.06%
Interligação Elétrica Garanhuns S.A.	Ss – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	*	-1.10%
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	out/14 out/14 mai/15	Oct-41	0.05	-1.11%
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	450	Jun-14	May-42	15.15	IPCA
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	Furnas (49%)	30	Aug-15	May-42	15.15	IPCA
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	4.61	IPCA
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	Aug-06	Aug-41	(2)	-
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	Nov-01	Nov-36	(2)	-
Teles Pires Participações S.A.	SS UHE Teles Pires (7)	Furnas (24,5%)	-	Jun-11	Jun-46	(2)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(2)	-
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	3630	Aug-07	Jun-43	(2)
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(2)	-
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	100	Aug-06	Aug-41	(2)
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	236.4	Nov-01	Nov-36	(2)
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(3)	-
	Jataí	Furnas (49%)	450	Dec-12	Jun-25	(3)	-
	Mineiros	Furnas (49%)	0	Dec-12	Jun-25	(3)	-
	Morro Vermelho	Furnas (49%)	0	Dec-12	Jun-25	(3)	-
	Quirinópolis	Furnas (49%)	225	Apr-11	Jun-25	(3)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	19.80
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	252.41
	Estação Inversora CC/CA de +/- 600 kV para 500 kV	Furnas (24,5%)	3608	May-14	Feb-39
Cia Transleste	SS Irapé	Furnas (24,5%)	525	Dec-06	Feb-34	(3)
Cia Transirapé de Transmissão	SS Araçuaí 2		525	May-07	May-35	(3)	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II (4) SS Assis (5)	Furnas (49%)		Dec-96 Dec-96		(3) (3)
Etau (8)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Entrada de Linha; Expansion of Lagoa Vermelha 2 230/138KV	Eletrosul (27,42%)	150 - - 150	Apr/05 Jul/05 Jul/05 Oct/16	Dec-32	10,28**	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion of SS 525 KV Salto Santiago; Expansion of SS 525 kV Itá Expansion of SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion of SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May-42	3,96**	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	3,38**	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Compensador Síncrono ±200 Mvar; Expansion of Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Apr/15	Aug-42	54,74**	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	13,06**	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Expansion of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	May-16	Jan-44	3,71**	IPCA
(1) This venture is an expansion of SS Corumbá.
(2) There is no AAR because the equipments are exclusive to the generation plant.
(3) AAR is included in the TL
(4) 4 single phase reactors of 45,3 MVAr each.
(5) 7 single phase reactors of 45,3 MVAr each.
(6) SS with no transformation capacity (Transmission line switching only)

(7) Line entries and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(8) Commercial operation by sharing with Copel (TL Caiuá).
(*) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.
(**) According to Aneel Resolution nº 2,258 / 2017

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)								Others Creditors (b)								Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	1,759.08	1,646.00	1,629.00	1,636.00	1,620.00	1,626.00	1,610.00	4,255.00	933.00	873.00	812.00	749.00	686.00	621.00	554.00	1,992.00	23,001.08
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	35.56	34.85	34.38	35.18	35.18	35.18	35.18	67.59	-.00	-.00	-.00	-.00	-.00	-.00		-.00	313.11
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	73.96	75.41	77.18	79.39	82.82	86.02			147.84	143.85	147.04	150.23	148.37	146.52			1,358.63
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	34.50	32.13	32.13	32.13	32.13	32.13	32.13	30.97	39.95	35.62	36.68	36.68	36.68	36.68	36.68	213.92	731.11
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	0.02	0.02	0.02	0.01	0.01	0.01	0.00	-.00	0.03	0.03	0.02	0.02	0.02	0.02	0.01	-.00	0.25
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	16.97	16.24	15.51	14.77	14.04	13.30	12.57	50.41	-.00	-.00	-.00	-.00	-.00	-.00		-.00	153.82
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	17.24	16.48	15.73	14.98	14.22	13.47	12.71	50.82	-.00	-.00	-.00	-.00	-.00	-.00		-.00	155.65
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	17.89	17.12	16.34	15.57	14.80	14.02	13.25	53.13	-.00	-.00	-.00	-.00	-.00	-.00		-.00	162.11
	Furnas (24,5%)
Norte Energia S.A.(*)	Eletronorte (19,98%)	1,001.86	1,288.87	1,288.87	1,288.87	1,288.87	1,288.87	1,288.87	7,270.92	704.00	978.00	978.00	978.00	978.00	978.00	978.00	4,672.00	27,249.97
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	22.70	45.50	45.50	45.50	45.50	45.50	45.50	614.00	-.00	-.00	-.00	-.00	-.00	-.00		-.00	909.70
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	31.82	31.48	26.24	-	-	-	-	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	89.54
	Chesf (12%)

Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	21.42	22.53	23.71	18.25	13.49	14.37	6.97	-.00	120.74
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	121.10	118.90	118.90	118.90	115.20	97.10	97.10	461.20	42.70	60.80	74.60	79.10	83.70	83.70	88.30	212.30	1,973.60
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	33.47	32.66	32.66	32.66	32.66	27.90	18.38	73.51	-.00	-.00	-.00	-.00	-.00	-.00		-.00	283.90
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	3.00	4.00	5.00	6.00	7.00	8.00	10.00	118.00	161.00
ESBR Participações S.A.	Chesf (20%)	321.37	324.45	324.45	324.45	324.45	324.45	324.45	3,217.67	326.74	329.86	329.86	329.86	329.86	329.86	329.86	3,271.38	11,063.02
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	0.87	5.19	5.19	5.19	5.19	5.19	5.19	24.69	-.00	-.00	-.00	-.00	-.00	-.00		-.00	56.70
Pedra Branca S.A.	Chesf (49%)	0.83	5.00	5.00	5.00	5.00	5.00	5.00	23.77	-.00	-.00	-.00	-.00	-.00	-.00		-.00	54.60
Sete Gameleiras S.A.	Chesf (49%)	0.87	5.24	5.24	5.24	5.24	5.24	5.24	22.40	-.00	-.00	-.00	-.00	-.00	-.00		-.00	54.71
Baraúnas I Energética S.A.	Chesf (49%)	0.82	4.93	4.93	4.93	4.93	4.93	4.93	35.29	-.00	-.00	-.00	-.00	-.00	-.00		-.00	65.69
Morro Branco I Energética S.A.	Chesf (49%)	0.86	5.15	5.15	5.15	5.15	5.15	5.15	36.96	-.00	-.00	-.00	-.00	-.00	-.00		-.00	68.72
Mussambê Energética S.A.	Chesf (49%)	0.75	4.52	4.52	4.52	4.52	4.52	4.52	32.44	-.00	-.00	-.00	-.00	-.00	-.00		-.00	60.31
Chapada do Piauí I Holding (2)	Chesf (49%)	21.34	23.31	25.42	27.69	30.13	32.72	35.56	371.88	-.00	-.00	0.36	0.22	0.07	5.04	7.21	72.09	653.04
Chapada do Piauí II Holding (3)	Chesf (49%)	36.88	37.37	37.86	38.34	38.82	39.29	39.76	272.51	-.00	-.00	-.00	-.00	-.00	-.00		-.00	540.83
Eólica Serra das Vacas I S.A.	Chesf (49%)	70.09	66.92	63.73	60.28	56.53	52.47	48.06	43.28	-.00	-.00	-.00	-.00	-.00	-.00		-.00	461.36
Eólica Serra das Vacas II S.A.	Chesf (49%)	63.42	60.75	57.67	54.54	51.15	47.48	43.49	39.17	-.00	-.00	-.00	-.00	-.00	-.00		-.00	417.67
Eólica Serra das Vacas III S.A.	Chesf (49%)	63.42	60.75	57.67	54.54	51.15	47.48	43.49	39.17	-.00	-.00	-.00	-.00	-.00	-.00		-.00	417.67
Eólica Serra das Vacas IV S.A.	Chesf (49%)	63.42	60.75	57.67	54.54	51.15	47.48	43.49	39.17	-.00	-.00	-.00	-.00	-.00	-.00		-.00	417.67
Vamcruz I	Chesf (49%)	36.44	32.98	31.79	30.52	29.29	28.06	26.86	163.44	-	-	-	-	-	-	-	-	379.38
Baraúnas II Energética S.A.	Chesf (1,6%)	0.53	3.16	3.16	3.16	3.16	3.16	3.16	24.75	-.00	0.77	0.77	0.77	0.77	0.77	0.77	4.60	53.46
Banda de Couro Energética S.A	Chesf (1,8%)	0.37	4.42	4.42	4.42	4.42	4.42	4.42	34.93	-.00	1.29	1.29	1.29	1.29	1.29	1.29	7.68	77.24
Extremoz Transmissora do Nordeste –ETN S.A.	Chesf (100%)	8.22	8.59	9.98	13.56	18.53	20.51	22.64	50.86	8.22	8.59	9.98	13.56	18.53	20.51	22.64	50.86
Foz do Chapecó	Furnas (40%)	239.89	227.77	216.75	205.44	194.12	182.80	171.67	-	-	-	-	-	-	-	-	-	1,438.44
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	228.89	213.98	129.52	121.13	113.05	-.00	-.00	-.00	806.57
Santo Antônio	Furnas (39%)	700.70	694.88	671.36	644.36	618.35	592.33	567.02	-	948.00	1,034.51	1,104.22	1,156.58	1,287.27	1,421.64	1,374.90	-	12,816.12
Teles Pires	Furnas (24,5%)	313.12	347.80	339.73	330.88	321.83	312.57	303.89	-	106.03	-	-	-	-	-	-	-	2,375.85
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	2.93	2.95	2.99	3.04	3.09	1.05	-.00	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	16.05
Serra do Facão	Furnas (49,5%)	70.70	67.07	63.57	59.96	56.36	52.76	49.22	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	419.66
Retiro Baixo	Furnas (49%)	22.69	22.22	21.76	21.45	20.47	19.78	19.28	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	147.65
Goiás Transmissão	Furnas (49%)	18.11	17.29	16.48	15.63	14.80	13.98	13.16	-	9.90	13.58	13.12	12.61	10.84	10.46	10.10	-	190.05

MGE Transmissão	Furnas (49%)	15.03	14.33	13.64	12.93	12.23	11.53	10.83	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	90.52
Transenergia São Paulo	Furnas (49%)	7.57	7.28	7.00	6.69	6.39	6.08	5.77	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	46.78
Transenergia Renovável	Furnas (49%)	20.36	19.57	18.30	16.85	15.90	14.95	14.05	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	119.98
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-.00	-.00	-.00	-.00	-.00	-.00	-	-.00	27.17	27.17	27.17	27.17	27.17	27.17	-.00	-	163.03
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-.00	-.00	-.00	-.00	-.00	-.00	-	-.00	24.19	24.19	24.19	24.19	24.19	24.19	-.00	-	145.15
Mata de Santa Genebra S.A.	Furnas (49,9%)		68.58	137.91	138.73	139.73	140.73	141.87	-.00	-	-	-	-	-	-	-	-	767.55
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	0.91	0.90	0.84	0.77	0.72	0.65	0.59	-.00	7.95	11.40	16.85	14.67	13.17	10.61	0.53	-	80.56
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	23.68	22.67	21.81	20.13	15.05	3.66	3.36	-	110.36
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	8.41	16.20	14.70	13.62	9.45	-.00	-.00	-	62.37
São Manoel	Furnas (33,33%)	5.20	64.17	66.50	66.61	66.94	66.94	66.94	-	336.49	-.00	-.00	-.00	-.00	-.00	-.00	-.00	739.78
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	72.97	74.11	74.60	75.11	75.63	76.18	76.74	-.00	12.69	12.84	15.64	15.01	15.79	21.03	26.29	-	644.61
Caldas Novas Transmissão S.A.	Furnas (49%)	2.10	2.02	1.93	1.85	1.76	1.54	1.07	-	-	-	-	-.00	-.00	-.00		-.00	12.27
Luziânia Transmissora de Energia S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	5.42	5.29	5.05	4.83	4.63	2.47	2.37	-	30.07
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-.00	-.00	-.00	-.00	-.00		-.00	-.00
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-.00	-.00	-.00	-.00	-.00	-.00	6.61	1.47	-	-	-	-	-	-	8.08
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	39.12	39.12	39.12	39.12	39.12	39.12	39.12	163.01	10.53	10.53	10.53	10.53	10.53	10.53	10.53	73.68	584.24
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	22.13	20.58	20.58	20.58	20.58	20.58	20.58	62.68	2.36	1.96	4.65	6.56	8.20	8.74	9.84	68.20	318.80
Santa Vitória do Palmar Holding S.A. (4)	Eletrosul (49%)	46.20	54.55	54.55	54.55	54.55	54.55	54.55	366.10	10.93	24.52	24.52	24.52	24.52	24.52	24.52	163.75	1,061.40
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	5.22	4.82	4.82	4.81	4.77	4.77	3.29	11.38	-.00	-.00	-.00	-.00	-.00	-.00		-.00	43.88
Livramento Holding S.A.	Eletrosul (59%)	3.90	3.18	3.18	3.18	3.18	3.18	3.18	19.08	-.00	-.00	-.00	-.00	-.00	-.00		-.00	42.06
Chuí Holding S.A. (4)	Eletrosul (49%)	-	-	-	-	-	-	-	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	-.00
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.88	2.87	2.89	2.88	2.70	2.29	2.29	9.08	-.00	-.00	-.00	-.00	-.00	-.00		-.00	27.88
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-.00
Chuí IX (5)	Eletrosul (99,99%)	2.07	2.07	2.07	2.07	2.07	2.07	2.07	15.19	0.90	0.90	0.90	0.90	0.90	0.90	0.90	6.71	42.69
Hermenegildo I (5)	Eletrosul (99,99%)	7.19	7.19	7.19	7.19	7.19	7.19	7.19	52.80	3.15	3.15	3.15	3.15	3.15	3.15	3.15	23.19	148.37
Hermenegildo II (5)	Eletrosul (99,99%)	7.19	7.19	7.19	7.19	7.19	7.19	7.19	52.83	3.15	3.15	3.15	3.15	3.15	3.15	3.15	23.21	148.42
Hermenegildo III (5)	Eletrosul (99,99%)	6.13	6.13	6.13	6.13	6.13	6.13	6.13	45.02	2.68	2.68	2.68	2.68	2.68	2.68	2.68	19.77	126.46
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	4.07	3.38	3.38	2.26	-	-	-	-	0.99	10.96	0.97	0.08	-.00	-.00	-.00	-.00	26.09
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	-.00	-.00	-.00	-.00	-.00	-.00		-.00	-.00
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.
(4) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
(5) On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*) Balance to be paid after 2017: R$ 6.166,94 millions.

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Empresa Eletrobras	Eletrobras (1)								Outros Credores (2)								Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Eletronorte	-	405.17	242.48	234.74	219.47	205.51	145.41	774.94	-	526.16	336.33	231.18	198.73	200.01	156.68	1,123	4,999.81
Chesf	81.06	40.53	-	-	-	-	-	-	315.57	155.98	104.15	66.65	63.71	31.40	31.40	109.89	1,000.34
Furnas	708.00	468.00	490.00	512.00	326.00	114.00	108.00	691.00	1,998.00	1,438.00	1,024.00	623.00	584.00	404.00	167.00	562.00	10,217.00
Eletronuclear	-	191.00	191.00	147.00	138.00	101.00	64.00	451.00	-	196.32	209.93	222.69	233.00	248.41	266.44	5,330.64	7,990.43
Eletrosul (1)	102.51	65.65	55.38	55.38	56.72	58.06	58.06	482.03	381.37	287.94	341.41	403.23	119.50	91.01	63.23	182.52	2,804.00
CGTEE	322.00	327.00	327.00	285.00	250.00	224.00	217.00	432.00	-	-	-	-	-	-		-	2,384.00
Amazonas GT	47.40	197.00	217.40	216.90	165.00	147.20	143.10	-	-	-	-	-	-	-	-	-	1,134.00
Itaipu Binacional		601.12	641.36	684.71	100.46	24.96	-	-		1,021.38	1,090.12	1,163.96	1,240.19	448.31	-	-	7,016.57
ED Acre (1)	57.10	56.25	56.25	48.60	45.49	27.77	34.45	21.09	-	-	-	-	-	-		-	347.00
ED Alagoas	479.00	286.00	317.00	271.00	240.00	136.00	20.00	26.70	2.00	1.00	60.30	60.00	60.00				1,959.00
ED Amazonas Energia	287.90	563.80	562.60	557.30	262.60	260.40	14.60	88.20	-	162.50	162.50	162.50	-	-	-	-	3,084.90
ED Piauí (1)	729.57	396.66	340.24	285.69	128.87	24.06	23.66	62.53	5.68	93.75	93.75	93.75	5.19	5.19	5.19	8.66	2,302.45
ED Rondônia	283.80	277.90	267.80	121.60	97.50	82.60	18.30	26.90	31.38	62.83	62.83	31.44	-	-	-	-	1,364.88
ED Roraima (1)	0.03	0.05	0.04	0.03	0.01	0.01	-	0.01	-	-	-	-	-	-		-	0.18
(1) It includes promissory notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.